UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 25, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2022 Report of UBS Group AG, which appears immediately following this page.

UBS Group

Third quarter 2022 report

1.	UBS Group
3	Recent developments
6	Group performance

2.	UBS business divisions and Group Functions
12	Global Wealth Management
15	Personal & Corporate Banking
18	Asset Management
20	Investment Bank
22	Group Functions

3.	Risk, capital, liquidity and funding, and balance sheet
24	Risk management and control
29	Capital management
38	Liquidity and funding management
39	Balance sheet and off-balance sheet
42	Share information and earnings per share

4.	Consolidated financial statements
44	UBS Group AG interim consolidated financial statements (unaudited)
76	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
79	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

81	Alternative performance measures
84	Abbreviations frequently used in our financial reports
86	Information sources
87	Cautionary statement

Corporate calendar UBS Group AG

Publication of the fourth quarter 2022 report:                       Tuesday, 31 January 2023

Publication of the Annual Report 2022:                                Monday, 6 March 2023

Publication of the Sustainability Report 2022:                        Friday, 10 March 2023

Annual General Meeting 2023:                                           Wednesday, 5 April 2023

Publication of the first quarter 2023 report:                           Tuesday, 25 April 2023

Corporate calendar UBS AG

Publication of the third quarter 2022 report:                         Friday, 28 October 2022

Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at ubs.com/investors.

Contacts

Switchboards

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888

Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team manages relationships with institutional investors, research analysts and credit rating agencies.

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team manages relationships with global media and journalists.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary handles
inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders and the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/contact

Shareholder website:
computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2022. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Our key figures

	As of or for the quarter ended				As of or year-to-date
USD m, except where indicated	30.9.22	30.6.22	31.12.21	30.9.21	30.9.22	30.9.21
Group results
Total revenues	8,236	8,917	8,705	9,115	26,534	26,689
Credit loss expense / (release)	(3)	7	(27)	(14)	22	(121)
Operating expenses	5,916	6,295	7,003	6,264	18,845	19,054
Operating profit / (loss) before tax	2,323	2,615	1,729	2,865	7,667	7,755
Net profit / (loss) attributable to shareholders	1,733	2,108	1,348	2,279	5,977	6,109
Diluted earnings per share (USD)[1]	0.52	0.61	0.38	0.63	1.74	1.68
Profitability and growth[2]
Return on equity (%)	12.3	14.6	8.9	15.3	13.7	13.8
Return on tangible equity (%)	13.9	16.4	10.0	17.2	15.4	15.5
Return on common equity tier 1 capital (%)	15.5	18.9	11.9	20.8	17.8	19.5
Return on leverage ratio denominator, gross (%)	3.3	3.4	3.3	3.5	3.4	3.4
Cost / income ratio (%)	71.8	70.6	80.5	68.7	71.0	71.4
Effective tax rate (%)	25.0	19.0	21.4	20.1	21.7	21.0
Net profit growth (%)	(24.0)	5.1	(17.6)	8.9	(2.2)	24.2
Resources[2]
Total assets	1,111,753	1,113,193	1,117,182	1,088,773	1,111,753	1,088,773
Equity attributable to shareholders	55,756	56,845	60,662	60,219	55,756	60,219
Common equity tier 1 capital[3]	44,664	44,798	45,281	45,022	44,664	45,022
Risk-weighted assets[3]	310,615	315,685	302,209	302,426	310,615	302,426
Common equity tier 1 capital ratio (%)[3]	14.4	14.2	15.0	14.9	14.4	14.9
Going concern capital ratio (%)[3]	19.1	19.0	20.0	20.0	19.1	20.0
Total loss-absorbing capacity ratio (%)[3]	33.7	33.7	34.7	34.0	33.7	34.0
Leverage ratio denominator[3]	989,787	1,025,422	1,068,862	1,044,916	989,787	1,044,916
Common equity tier 1 leverage ratio (%)[3]	4.51	4.37	4.24	4.31	4.51	4.31
Liquidity coverage ratio (%)	162.7	160.8	155.5	157.3	162.7	157.3
Net stable funding ratio (%)	120.4	120.9	118.5	118.1	120.4	118.1
Other
Invested assets (USD bn)[4]	3,706	3,912	4,596	4,432	3,706	4,432
Personnel (full-time equivalents)	72,009	71,294	71,385	71,427	72,009	71,427
Market capitalization[1]	46,674	52,475	61,230	55,423	46,674	55,423
Total book value per share (USD)[1]	17.52	17.45	17.84	17.48	17.52	17.48
Tangible book value per share (USD)[1]	15.57	15.51	15.97	15.62	15.57	15.62

1 Refer to the “Share information and earnings per share” section of this report for more information.    2 Refer to the “Targets, aspirations and capital guidance” section of our Annual Report 2021 for more information about our performance targets.    3 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2021 for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

Third quarter 2022 report                                                                                                                                                                                             2

UBS Group

Management report

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries
“1m”	One million, i.e., 1,000,000
“1bn”	One billion, i.e., 1,000,000,000
“1trn”	One trillion, i.e., 1,000,000,000,000

Recent developments

Macroeconomic developments

In the context of high inflation and tight labor markets, central banks in most major economies have raised interest rates at an accelerated pace, which has increased the concerns about recessions in those economies and which may lead to further significant levels of volatility in equities, currencies and interest rates. In addition, the implications of the ongoing war in Ukraine, including a deepening energy crisis in Europe, as well as the continuing effects of the COVID-19 pandemic and related restrictions in Asia Pacific, have continued to add uncertainty to future economic and market developments.

The war in Ukraine

The war in Ukraine has led to one of the largest humanitarian crises in decades, a mass exodus of businesses from Russia and heightened volatility across global markets. Sanctions that were imposed on Russia and Belarus and certain Russian and Belarusian entities and nationals in the first half of 2022 by various jurisdictions, including the US, the EU, the UK and Switzerland, continue to be expanded. The long-term consequences of the war are still difficult to assess, but the global ramifications are likely to be felt for some time.

We are not conducting any new business in Russia or with Russia-domiciled clients.

Our direct country risk exposure to Russia decreased to USD 0.2bn as of 30 September 2022, compared with USD 0.6bn as of 31 December 2021. We had no material direct country risk exposures to Ukraine or to Belarus as of 30 September 2022. Reliance on Russian, Ukrainian or Belarusian assets as collateral for secured financing is negligible.

Since the first quarter of 2022, the EU and Switzerland have prohibited acceptance of deposits in excess of EUR 100,000 from Russian persons not entitled to residency in the European Economic Area (the EEA) or Switzerland. Around 0.3% of our invested assets in our Global Wealth Management business division as of 30 September 2022 related to such clients.

Third quarter 2022 report | UBS Group | Recent developments                                                                                                                                          3

We are monitoring potential second-order impacts on our clients and other counterparties, including those that may result from an escalation of hostilities. These may include, but are not limited to, effects of supply chain disruptions and impacts on industry sectors that are affected by energy and other commodity prices or dependent on specific geographies.

We continue to monitor settlement risk on certain open transactions with Russian bank and non-bank counterparties or Russian underlyings, as market closures and the imposition of exchange controls, sanctions or other measures may further limit our ability to settle transactions or to realize collateral if required, which may result in unexpected increases in exposures.

The war in Ukraine and the imposition of sanctions on Russia and Belarus have increased the risk of cyberattacks from foreign state actors, activists or other parties.

Regulatory and legal developments

Swiss political developments regarding sustainability and climate risk

In September 2022, the Swiss Parliament adopted a new federal law on climate protection, including provisions related to emission-reduction pathways and interim targets. The law provides the legal basis for measures to support the transition to net zero in different economic sectors, including the financial sector. Subject to a potential referendum that would take place in 2023, the new law is expected to enter into force in 2024.

Swiss Federal Council consults on the implementation of global minimum taxation in Switzerland

In August 2022, the Swiss Federal Council launched the consultation of the ordinance on the national implementation of a global minimum corporate tax rate stipulated by the Global Anti-Base Erosion Model Rules (Pillar 2) of the Organisation for Economic Co-operation and Development (the OECD).

The Federal Council has proposed a minimum tax rate of 15% for Swiss firms with global earnings above EUR 750m from 1 January 2024.

The OECD model rules will be transformed into Swiss national law following a constitutional amendment, which is subject to a mandatory referendum expected by June 2023. The Federal Council will examine the progress that other countries have made in the implementation of the tax reform before setting the final law into effect (expected 1 January 2024). The consultation runs until 17 November 2022. We do not expect the proposed implementation of global minimum taxation in Switzerland to materially impact our effective tax rate.

Swiss Federal Council approves the revised Anti-Money Laundering Act

In August 2022, the Swiss Federal Council brought the revised Anti-Money Laundering Act (AMLA) and the amended Anti-Money Laundering Ordinance (AMLO) into force, with effect from 1 January 2023.

Among others, the revised provisions will affect reporting requirements, as well as requirements to periodically review all clients and client data.

Revision of the Swiss liquidity requirements

The revision of the Swiss Liquidity Ordinance became effective on 1 July 2022. The changes increase the regulatory minimum liquidity requirements for systemically important banks, including UBS, from 1 January 2024. The specific increase for UBS remains uncertain pending supervisory guidance from the Swiss Financial Market Supervisory Authority (FINMA). Related new and revised regulatory reporting requirements have become effective from the fourth quarter of 2022 onward.

Third quarter 2022 report | UBS Group | Recent developments                                                                                                                                          4

Update on 2022 capital returns

We have adjusted our accrual for the 2022 ordinary dividend from USD 0.51 to USD 0.55 per share, which represents an increase of 10% compared with the previous year. The Board intends to propose the dividend for approval by shareholders at the Annual General Meeting to be held in April 2023.

We expect share repurchases to be approximately USD 5.5bn for 2022. We will provide guidance on next year’s capital return at the fourth quarter earnings presentation and expect to continue to have share repurchases and a progressive dividend.

Other developments

Wealthfront

In August 2022, UBS and Wealthfront mutually agreed to terminate their merger agreement, under which Wealthfront was to be acquired by UBS Americas Inc. In the third quarter of 2022, UBS purchased a USD 69.7m note convertible into Wealthfront shares.

Sale of UBS Swiss Financial Advisers AG

In the third quarter of 2022, we completed the sale of our wholly owned subsidiary UBS Swiss Financial Advisers AG (SFA) to Vontobel, as announced in December 2021. We will continue to refer US clients that want to have discretionary portfolio management or investment advisory services booked in Switzerland to Vontobel SFA. Upon completion of the sale, we recorded a pre-tax gain of USD 86m in Global Wealth Management.

Sale of our domestic wealth management business in Spain

We completed the sale of our domestic wealth management business in Spain to Singular Bank in the third quarter of 2022. This resulted in a pre-tax gain of USD 133m in Global Wealth Management.

Third quarter 2022 report | UBS Group | Recent developments                                                                                                                                          5

Group performance

Income statement
	For the quarter ended			% change from		Year-to-date
USD m	30.9.22	30.6.22	30.9.21	2Q22	3Q21	30.9.22	30.9.21
Net interest income	1,596	1,665	1,693	(4)	(6)	5,032	4,934
Other net income from financial instruments measured at fair value through profit or loss	1,796	1,619	1,697	11	6	5,641	4,485
Net fee and commission income	4,481	4,774	5,610	(6)	(20)	14,608	16,858
Other income	363	859	115	(58)	216	1,254	412
Total revenues	8,236	8,917	9,115	(8)	(10)	26,534	26,689

Credit loss expense / (release)	(3)	7	(14)		(79)	22	(121)

Personnel expenses	4,216	4,422	4,598	(5)	(8)	13,559	14,170
General and administrative expenses	1,192	1,370	1,148	(13)	4	3,769	3,340
Depreciation, amortization and impairment of non-financial assets	508	503	518	1	(2)	1,517	1,544
Operating expenses	5,916	6,295	6,264	(6)	(6)	18,845	19,054
Operating profit / (loss) before tax	2,323	2,615	2,865	(11)	(19)	7,667	7,755
Tax expense / (benefit)	580	497	576	17	1	1,662	1,629
Net profit / (loss)	1,742	2,118	2,289	(18)	(24)	6,005	6,127
Net profit / (loss) attributable to non-controlling interests	9	10	9	(10)	2	28	18
Net profit / (loss) attributable to shareholders	1,733	2,108	2,279	(18)	(24)	5,977	6,109

Comprehensive income
Total comprehensive income	(48)	1,079	1,678			960	3,941
Total comprehensive income attributable to non-controlling interests	(8)	(17)	(5)	(55)	68	1	6
Total comprehensive income attributable to shareholders	(40)	1,097	1,683			959	3,935

Results: 3Q22 vs 3Q21

Operating profit before tax decreased by USD 542m, or 19%, to USD 2,323m, reflecting a decrease in total revenues, partly offset by lower operating expenses. Total revenues decreased by USD 879m to USD 8,236m, which included negative foreign currency effects. Net fee and commission income decreased by USD 1,129m, mainly due to negative market performance and a decrease in the level of client activity. This USD 1,129m decrease was partly offset by a USD 248m increase in other income, largely driven by gains in Global Wealth Management of USD 133m on the sale of our domestic wealth management business in Spain and USD 86m on the sale of our wholly owned subsidiary UBS Swiss Financial Advisers AG, compared with a gain of USD 100m from the sale of our domestic wealth management business in Austria in the prior-year quarter. Operating expenses decreased by USD 348m, or 6%, to USD 5,916m, which included positive foreign currency effects. Personnel expenses decreased by USD 382m, mainly reflecting lower expenses for financial advisor and variable compensation, as well as a decrease in salary costs.

Total revenues: 3Q22 vs 3Q21

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss was broadly stable at USD 3,392m.

Global Wealth Management increased by USD 272m to USD 1,634m, largely due to higher net interest income. Deposit revenues increased, driven by higher deposit margins as a result of rising interest rates, and despite a decrease in deposit volumes. This increase was partly offset by lower loan revenues, driven by lower loan volumes and margins.

Group Functions was negative USD 229m compared with negative USD 49m, mainly reflecting the net effects of accounting asymmetries, including hedge accounting ineffectiveness, within Group Treasury.

The Investment Bank decreased by USD 73m to USD 1,360m, largely driven by a USD 132m decrease in Global Banking, mainly reflecting lower Leveraged Capital Markets revenues. This was partly offset by a USD 68m increase in Derivatives & Solutions, driven by Foreign Exchange and Rates, which benefited from elevated market volatility, partly offset by lower revenues in Equity Derivatives.

›    Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Third quarter 2022 report | UBS Group | Group performance                                                                                                                                          6

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the quarter ended			% change from		Year-to-date
USD m	30.9.22	30.6.22	30.9.21	2Q22	3Q21	30.9.22	30.9.21
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,319	1,310	1,356	1	(3)	3,992	3,890
Net interest income from financial instruments measured at fair value through profit or loss	277	355	338	(22)	(18)	1,040	1,044
Other net income from financial instruments measured at fair value through profit or loss	1,796	1,619	1,697	11	6	5,641	4,485
Total	3,392	3,284	3,391	3	0	10,673	9,419
Global Wealth Management	1,634	1,548	1,362	6	20	4,624	3,984
of which: net interest income	1,366	1,268	1,107	8	23	3,775	3,130
of which: transaction-based income from foreign exchange and other intermediary activity [1]	268	281	255	(4)	5	850	854
Personal & Corporate Banking	629	641	653	(2)	(4)	1,934	1,900
of which: net interest income	502	522	538	(4)	(7)	1,559	1,577
of which: transaction-based income from foreign exchange and other intermediary activity [1]	127	119	115	7	10	376	323
Asset Management	(3)	(10)	(9)	(71)	(69)	(14)	(13)
Investment Bank [2]	1,360	1,370	1,433	(1)	(5)	4,734	3,814
Global Banking	10	31	142	(69)	(93)	156	442
Global Markets	1,351	1,339	1,291	1	5	4,578	3,372
Group Functions	(229)	(265)	(49)	(14)	364	(606)	(268)

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which is included in the income statement line Other net income from financial instruments measured at fair value through profit or loss. The amounts reported on this line are one component of Transaction-based income in the management discussion and analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.    2 Investment Bank information is provided at the business-line level rather than by financial statement reporting line, in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.

Net fee and commission income

Net fee and commission income decreased by USD 1,129m to USD 4,481m.

Fees for portfolio management and related services and investment fund fees decreased by USD 339m and USD 255m, respectively, driven by Global Wealth Management and Asset Management. These decreases mainly reflect negative market performance, partly offset by incremental revenues from net new fee-generating assets in Global Wealth Management.

Net brokerage fees decreased by USD 230m to USD 733m, driven by Global Wealth Management, reflecting lower levels of client activity across all regions, and by the Investment Bank, mainly in relation to cash equities.

Underwriting fees decreased by USD 173m to USD 175m, driven by lower equity and debt underwriting revenues from public offerings in the Investment Bank.

M&A and corporate finance fees decreased by USD 163m to USD 152m, reflecting lower revenues from merger and acquisition transactions in our Global Banking business within the Investment Bank.

›    Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was USD 363m, compared with USD 115m in the prior-year quarter. The increase was largely driven by gains in Global Wealth Management of USD 133m on the sale of our domestic wealth management business in Spain and USD 86m on the sale of our wholly owned subsidiary UBS Swiss Financial Advisers AG, as well as a USD 70m gain related to a legacy litigation settlement. In comparison, the third quarter of 2021 included a gain of USD 100m from the sale of our domestic wealth management business in Austria.

›    Refer to the “Recent developments” section of this report for more information about the sale of our domestic wealth management business in Spain and the sale of UBS Swiss Financial Advisers AG

Third quarter 2022 report | UBS Group | Group performance                                                                                                                                          7

Credit loss expense / release: 3Q22 vs 3Q21

Total net credit loss releases were USD 3m, compared with net credit loss releases of USD 14m in the prior-year quarter, reflecting USD 4m net credit loss expenses related to stage 1 and 2 positions and USD 7m net credit loss releases related to stage 3 positions.

›    Refer to “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information

Credit loss expense / (release)
USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 30.9.22
Stages 1 and 2	6	(6)	0	4	0	4
Stage 3	1	(9)	0	1	0	(7)
Total credit loss expense / (release)	7	(15)	0	4	0	(3)

For the quarter ended 30.6.22
Stages 1 and 2	(8)	26	0	(2)	0	16
Stage 3	6	8	0	(26)	2	(9)
Total credit loss expense / (release)	(3)	35	0	(28)	2	7

For the quarter ended 30.9.21
Stages 1 and 2	(9)	1	0	(2)	0	(11)
Stage 3	(2)	(8)	0	7	0	(3)
Total credit loss expense / (release)	(11)	(7)	0	5	0	(14)

Operating expenses: 3Q22 vs 3Q21

Operating expenses
	For the quarter ended			% change from		Year-to-date
USD m	30.9.22	30.6.22	30.9.21	2Q22	3Q21	30.9.22	30.9.21
Personnel expenses	4,216	4,422	4,598	(5)	(8)	13,559	14,170
of which: salaries and variable compensation	2,473	2,664	2,659	(7)	(7)	8,085	8,475
of which: financial advisor compensation [1]	1,093	1,122	1,239	(3)	(12)	3,436	3,592
of which: other personnel expenses [2]	650	637	700	2	(7)	2,038	2,103
General and administrative expenses	1,192	1,370	1,148	(13)	4	3,769	3,340
of which: net expenses for litigation, regulatory and similar matters	21	221	12	(91)	72	298	84
of which: other general and administrative expenses	1,171	1,149	1,136	2	3	3,471	3,256
Depreciation, amortization and impairment of non-financial assets	508	503	518	1	(2)	1,517	1,544
Total operating expenses	5,916	6,295	6,264	(6)	(6)	18,845	19,054

1 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Consists of expenses related to contractors, social security, and post-employment benefit plans, as well as other personnel expenses.

Personnel expenses

Personnel expenses decreased by USD 382m to USD 4,216m, largely driven by lower financial advisor compensation following a decrease in compensable revenues, lower variable compensation, as well as a decrease in salary costs as foreign currency translation effects more than offset an underlying increase, resulting from higher salaries and an increase in the number of employees.

›    Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses increased by USD 44m to USD 1,192m, mainly driven by higher expenses for travel and entertainment, IT, and consulting, partly offset by lower real estate costs.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

›    Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

›    Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters

›    Refer to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2021 for more information about litigation, regulatory and similar matters

Third quarter 2022 report | UBS Group | Group performance                                                                                                                                          8

Tax: 3Q22 vs 3Q21

We recognized income tax expenses of USD 580m for the third quarter of 2022, representing an effective tax rate of 25.0%, compared with USD 576m and an effective tax rate of 20.1% for the third quarter of 2021. Current tax expenses were USD 368m, compared with USD 432m, and related to taxable profits of UBS Switzerland AG and other entities. Deferred tax expenses were USD 213m, compared with USD 144m. These include an expense of USD 182m that primarily relates to the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc. They also include an expense of USD 31m in respect of a decrease in the expected value of future tax deductions for deferred compensation awards, due to a decrease in the Group’s share price during the quarter.

Excluding any potential effects from the remeasurement of deferred tax assets in connection with this year’s business planning process and any material jurisdictional statutory tax rate changes that could be enacted, we expect a tax rate for the fourth quarter of 2022 of around 25%. The effective tax rate remains at the high end of its expected range, largely due to the potential for sustained market volatility giving rise to unbenefited losses recognized in certain entities that cannot be offset with profits of other entities in the Group, and to smaller available future deductions for deferred compensation to the extent that there is a further decrease in the Group’s share price.

Total comprehensive income attributable to shareholders

In the third quarter of 2022, total comprehensive income attributable to shareholders was negative USD 40m, reflecting net profit of USD 1,733m and other comprehensive income (OCI), net of tax, of negative USD 1,773m.

OCI related to cash flow hedges was negative USD 1,664m, mainly reflecting net unrealized losses on US dollar hedging derivatives resulting from significant increases in the relevant US dollar long-term interest rates.

Foreign currency translation OCI was negative USD 633m, mainly resulting from a weakening of the Swiss franc (3%) and the euro (6%) against the US dollar.

OCI related to own credit on financial liabilities designated at fair value was positive USD 335m, primarily due to a widening of our own credit spreads.

Defined benefit plan OCI was positive USD 177m, reflecting positive net pre-tax OCI related to our non-Swiss pension plans of USD 162m, mainly driven by the UK pension plan, and a tax benefit of USD 42m, partly offset by negative pre-tax OCI in our Swiss pension plan of USD 26m.

›    Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

›    Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital

›    Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of our Annual Report 2021 for more information about own credit on financial liabilities designated at fair value

›    Refer to “Note 27 Post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2021 for more information about OCI related to defined benefit plans

Sensitivity to interest rate movements

As of 30 September 2022, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.6bn in Global Wealth Management and Personal & Corporate Banking in the first year after such a shift. Of this increase, approximately USD 0.7bn, USD 0.5bn and USD 0.2bn would result from changes in Swiss franc, US dollar and euro interest rates, respectively. A parallel shift in yield curves by –100 basis points could lead to a combined decrease in annual net interest income of approximately USD 1.5bn in Global Wealth Management and Personal & Corporate Banking in the first year after such a shift, showing similar currency contributions as for the aforementioned increase in rates.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 30 September 2022 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action. The benefit of the negative rates exemption threshold provided by the Swiss National Bank is not included in this sensitivity. However, as average implied forward rates were above 100 basis points across all tenors as of 30 September 2022, the impact was not material as of that date. These estimates do not represent a forecast of our net interest income and actual changes in net interest income could differ significantly from the amounts referred to above.

›    Refer to the “Risk management and control” section of this report for information about the economic value of equity and net interest income sensitivity

Third quarter 2022 report | UBS Group | Group performance                                                                                                                                          9

Key figures and personnel

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Cost / income ratio: 3Q22 vs 3Q21

The cost / income ratio was 71.8%, compared with 68.7%, mainly reflecting a decrease in total revenues, partly offset by a decrease in operating expenses.

Personnel: 3Q22 vs 2Q22

The number of personnel employed as of 30 September 2022 increased by 715 to 72,009 (full-time equivalents).

Equity, CET1 capital and returns
	As of or for the quarter ended			Year-to-date
USD m, except where indicated	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21

Net profit
Net profit attributable to shareholders	1,733	2,108	2,279	5,977	6,109

Equity
Equity attributable to shareholders	55,756	56,845	60,219	55,756	60,219
Less: goodwill and intangible assets	6,210	6,312	6,401	6,210	6,401
Tangible equity attributable to shareholders	49,546	50,533	53,819	49,546	53,819
Less: other CET1 deductions	4,882	5,734	8,797	4,882	8,797
CET1 capital	44,664	44,798	45,022	44,664	45,022

Returns
Return on equity (%)	12.3	14.6	15.3	13.7	13.8
Return on tangible equity (%)	13.9	16.4	17.2	15.4	15.5
Return on CET1 capital (%)	15.5	18.9	20.8	17.8	19.5

Return on CET1 capital: 3Q22 vs 3Q21

The annualized return on our common equity tier 1 (CET1) capital was 15.5%, compared with 20.8%, driven by lower net profit attributable to shareholders, partly offset by a decrease in average CET1 capital.

Common equity tier 1 capital: 3Q22 vs 2Q22

During the third quarter of 2022, our CET1 capital decreased by USD 0.1bn to USD 44.7bn, mainly as operating profit before tax of USD 2.3bn was more than offset by share repurchases of USD 1.0bn, negative effects from foreign currency translation of USD 0.6bn, dividend accruals of USD 0.4bn and current tax expenses of USD 0.4bn.

Risk-weighted assets: 3Q22 vs 2Q22

Risk-weighted assets (RWA) decreased by USD 5.1bn to USD 310.6bn, primarily driven by decreases of USD 5.1bn from currency effects and USD 2.5bn from asset size and other movements, partly offset by increases of USD 1.9bn from model updates and USD 0.6bn from regulatory add-ons.

Common equity tier 1 capital ratio: 3Q22 vs 2Q22

Our CET1 capital ratio increased to 14.4% from 14.2%, mainly reflecting the aforementioned decrease in RWA.

Leverage ratio denominator: 3Q22 vs 2Q22

The leverage ratio denominator (the LRD) decreased by USD 35.6bn to USD 989.8bn, driven by currency effects of USD 25.8bn and a USD 9.9bn decrease due to asset size and other movements.

Common equity tier 1 leverage ratio: 3Q22 vs 2Q22

Our CET1 leverage ratio increased to 4.51% from 4.37%, primarily due to the aforementioned decrease in the LRD.

Going concern leverage ratio: 3Q22 vs 2Q22

Our going concern leverage ratio increased to 6.0% from 5.8%, mainly reflecting the aforementioned decrease in the LRD.

Third quarter 2022 report | UBS Group | Group performance                                                                                                                                          10

Results 9M22 vs 9M21

Operating profit before tax decreased by USD 88m, or 1%, to USD 7,667m.

Total revenues decreased by USD 155m, or 1%, to USD 26,534m, which included negative foreign currency effects. Net fee and commission income decreased by USD 2,250m, mainly driven by lower investment fund fees and fees for portfolio management and related services, reflecting negative market performance and lower performance fees, partly offset by the effects of net new fee-generating assets and net new money generation in Global Wealth Management and Asset Management, respectively. Underwriting fees and net brokerage fees also decreased, reflecting lower levels of client activity.

These decreases were partly offset by an increase of USD 1,254m in total combined net interest income and other net income from financial instruments measured at fair value through profit or loss, mainly reflecting a USD 920m increase in revenues in the Investment Bank. The prior-year period included an USD 861m loss in Financing in relation to a default by a client of our prime brokerage business. In addition, Derivatives & Solutions increased by USD 386m, driven by Rates and Foreign Exchange, which benefited from elevated volatility due to inflationary concerns and the actions of central banks, partly offset by Credit and Equity Derivatives. These effects were offset in part by a USD 286m decrease in Global Banking, mainly due to lower revenues in Capital Markets. Global Wealth Management reported USD 640m higher revenues, largely due to an increase in net interest income, mostly reflecting higher deposit revenues, driven by increases in deposit margins. The increases in the Investment Bank and Global Wealth Management were partly offset by a USD 377m negative change in the Group Treasury result within Group Functions, driven by accounting asymmetries, including hedge accounting ineffectiveness.

Other income increased by USD 842m, largely driven by USD 810m higher gains on the sale of minority shareholdings in Asset Management. In addition, we recognized gains in Global Wealth Management of USD 133m on the sale of our domestic wealth management business in Spain and USD 86m on the sale of UBS Swiss Financial Advisers AG, compared with a gain of USD 100m from the sale of our domestic wealth management business in Austria in the prior-year period. Real estate-related losses of USD 44m were recognized in the first nine months of 2022, compared with gains of USD 100m in the same period of 2021.

Expected credit loss expenses were USD 22m, compared with releases of USD 121m in the prior-year period. Stage 1 and 2 net expenses were USD 31m and were partly offset by a USD 9m release of stage 3 allowances.

Operating expenses decreased by USD 209m, or 1%, to USD 18,845m, which included positive foreign currency effects. Personnel expenses decreased by USD 611m, largely driven by lower salary costs, mainly reflecting foreign currency translation effects, as well as lower financial advisor and variable compensation. This decrease was largely offset by a USD 429m increase in general and administrative expenses, mainly reflecting higher expenses for litigation, regulatory and similar matters, IT, and travel and entertainment.

Outlook

Persistently high inflation and tight labor markets in many countries have led central banks to raise interest rates at an accelerated pace, affecting the outlook for economic growth, asset valuations and market volatility. The implications of the ongoing war in Ukraine, including a deepening energy crisis in Europe, as well as the continuing effects of the COVID-19 pandemic and related restrictions in Asia Pacific, add additional uncertainty to the global economic outlook. Against this backdrop, client sentiment and activity levels among our private clients remained muted in the third quarter of 2022, while institutional trading activity remained strong. We expect these uncertainties to continue to affect client sentiment, which, combined with normal seasonality, may also affect client activity levels in the fourth quarter of 2022.

While lower asset valuations will have a negative impact on our recurring net fee income and weak client sentiment may affect net new assets in our asset-gathering businesses, we expect higher interest rates to positively affect our net interest income.

Our clients value our capital strength and expert guidance, particularly in these uncertain times, and we remain focused on supporting them with advice and solutions.

Third quarter 2022 report | UBS Group | Group performance                                                                                                                                          11

UBS business divisions and Group Functions

Management report

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD m, except where indicated	30.9.22	30.6.22	30.9.21	2Q22	3Q21	30.9.22	30.9.21

Results
Net interest income	1,366	1,268	1,107	8	23	3,775	3,130
Recurring net fee income[2]	2,464	2,614	2,872	(6)	(14)	7,883	8,274
Transaction-based income[2]	732	793	894	(8)	(18)	2,479	3,029
Other income	224	2	119		88	229	163
Total revenues	4,786	4,677	4,992	2	(4)	14,367	14,598
Credit loss expense / (release)	7	(3)	(11)			(3)	(27)
Operating expenses	3,326	3,523	3,486	(6)	(5)	10,450	10,405
Business division operating profit / (loss) before tax	1,453	1,157	1,516	26	(4)	3,919	4,220

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	(4.2)	(10.6)	43.5			(7.1)	33.8
Cost / income ratio (%)[2]	69.5	75.3	69.8			72.7	71.3
Average attributed equity (USD bn)[3]	20.0	20.0	19.0	0	5	19.9	18.6
Return on attributed equity (%)[2,3]	29.1	23.2	31.9			26.2	30.2
Financial advisor compensation[4]	1,093	1,122	1,239	(3)	(12)	3,436	3,592
Net new fee-generating assets (USD bn)[2]	17.1	0.4	18.8			36.9	80.0
Fee-generating assets (USD bn)[2]	1,182	1,244	1,412	(5)	(16)	1,182	1,412
Fee-generating asset margin (bps)[2]	78.9	79.6	81.9			80.1	83.4
Invested assets (USD bn)[2]	2,655	2,811	3,198	(6)	(17)	2,655	3,198
Loans, gross (USD bn)[5]	221.7	227.1	230.7	(2)	(4)	221.7	230.7
Customer deposits (USD bn)[5]	336.0	349.3	351.8	(4)	(4)	336.0	351.8
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,6]	0.2	0.3	0.2			0.2	0.2
Advisors (full-time equivalents)	9,230	9,224	9,399	0	(2)	9,230	9,399

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Since the second quarter of 2022, assets related to our Global Financial Intermediaries business have been excluded from fee-generating assets, given that fee-generating investment management products, such as mandates, are not central to this business. Furthermore, client commitments into closed-ended private-market investment funds are included as fee-generating assets once recurring fees are charged, rather than when commitments are funded. These changes have been applied prospectively.    3 Refer to the “Capital management” section of this report for more information.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas. Consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,645m as of 30 September 2022.    5 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.    6 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.

Results: 3Q22 vs 3Q21

Profit before tax decreased by USD 63m, or 4%, to USD 1,453m, mainly driven by lower total revenues, partly offset by lower operating expenses.

Total revenues

Total revenues decreased by USD 206m to USD 4,786m, mainly due to decreases across recurring net fee and transaction-based income, partly offset by increases in net interest income and other income.

Net interest income increased by USD 259m, or 23%, to USD 1,366m, mainly reflecting higher deposit revenues, which were driven by higher deposit margins, as a result of rising interest rates, and despite a decrease in deposit volumes. The increase was partly offset by lower loan revenues, driven by lower loan volumes and margins.

Third quarter 2022 report | UBS business divisions and Group Functions | Global Wealth Management                                                                                12

Recurring net fee income decreased by USD 408m, or 14%, to USD 2,464m, primarily driven by negative market performance and foreign currency effects, partly offset by incremental revenues from net new fee-generating assets.

Transaction-based income decreased by USD 162m, or 18%, to USD 732m, mainly driven by lower levels of client activity across all regions.

Other income increased by USD 105m, or 88%, to USD 224m, including a USD 133m gain from the sale of our domestic wealth management business in Spain to Singular Bank and an USD 86m gain from the sale of UBS Swiss Financial Advisers AG to Vontobel. The third quarter of 2021 included a USD 100m gain from the sale of our domestic wealth management business in Austria to LGT.

Credit loss expense / release

Net credit loss expenses were USD 7m, primarily related to stage 1 and 2 positions, compared with net releases of USD 11m in the third quarter of 2021.

Operating expenses

Operating expenses decreased by USD 160m to USD 3,326m, mainly driven by a decrease in personnel expenses, primarily as a result of lower financial advisor variable compensation. This was partly offset by higher technology expenses and an increase in provisions for litigation, regulatory and similar matters, as well as higher expenses for professional fees.

Fee-generating assets: 3Q22 vs 2Q22

Fee-generating assets decreased by USD 62.4bn, or 5%, to USD 1,182bn, driven by net negative market performance and foreign currency effects. Net new fee-generating asset inflows were USD 17.1bn, mainly driven by advisory mandates and resulting in an annualized net new fee-generating asset growth rate of 5.5%.

Loans: 3Q22 vs 2Q22

Loans decreased by USD 5.4bn to USD 221.7bn, mainly driven by negative foreign currency effects, as well as net new loan outflows of USD 1.3bn.

Customer deposits: 3Q22 vs 2Q22

Customer deposits decreased by USD 13.3bn to USD 336.0bn, mainly driven by US dollar deposit shifts into other products, as well as negative foreign currency effects.

Results: 9M22 vs 9M21

Profit before tax decreased by USD 301m, or 7%, to USD 3,919m, mainly reflecting lower total revenues, as well as higher operating expenses.

Total revenues decreased by USD 231m to USD 14,367m, mainly driven by lower transaction-based and recurring net fee income, partly offset by higher net interest and other income.

Net interest income increased by USD 645m, or 21%, to USD 3,775m, mostly due to higher deposit revenues, driven by increases in deposit margins.

Recurring net fee income decreased by USD 391m, or 5%, to USD 7,883m, mainly driven by negative market performance and foreign currency effects, as well as the effects of dispositions and moves into lower-margin products. This was partly offset by incremental revenues from net new fee-generating assets.

Transaction-based income decreased by USD 550m, or 18%, to USD 2,479m, mainly driven by lower levels of client activity, particularly in Asia Pacific and Americas.

Other income increased by USD 66m to USD 229m, mainly driven by the aforementioned sale of our domestic wealth management business in Spain to Singular Bank and UBS Swiss Financial Advisers AG to Vontobel. The first nine months of 2021 included the aforementioned sale of our domestic wealth management business in Austria to LGT. Additionally, the first nine months of 2022 included lower gains on our equity ownership of SIX Group and from sales of securities positions.

Net credit loss releases were USD 3m, compared with net releases of USD 27m.

Operating expenses increased by USD 45m, to USD 10,450m, mostly driven by an increase in provisions for litigation, regulatory and similar matters, and higher technology expenses, and expenses for professional fees. This was partly offset by lower personnel expenses, primarily driven by lower financial advisor variable compensation.

Third quarter 2022 report | UBS business divisions and Group Functions | Global Wealth Management                                                                                13

Regional breakdown of performance measures
As of or for the quarter ended 30.9.22 USD bn, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total revenues (USD m)	2,661	428	1,072	620	4,786
Operating profit / (loss) before tax (USD m)	537	179	499	237	1,453
Cost / income ratio (%)[4]	79.8	56.6	53.2	62.0	69.5
Loans, gross	100.5[5]	42.2	41.2	37.1	221.7
Net new loans	0.8	1.0	(0.1)	(3.3)	(1.3)
Fee-generating assets[4]	742	104	229	106	1,182
Net new fee-generating assets[4]	4.4	(0.1)	6.2	6.6	17.1
Net new fee-generating asset growth rate (%)[4]	2.3	(0.3)	9.7	25.3	5.5
Invested assets[4]	1,523	226	492	412	2,655
Advisors (full-time equivalents)	6,257	684	1,364	855	9,230

1 Including the following business units: United States and Canada; and Latin America.    2 Including the following business units: Europe; Central & Eastern Europe, Greece and Israel; and Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with total revenues of USD 5m, USD 1m of operating profit before tax, USD 0.7bn of loans, USD 0.3bn of net new loan inflows, USD 0.8bn of fee-generating assets, USD 0.0bn of net new fee-generating asset outflows, USD 2bn of invested assets and 70 advisors in the third quarter of 2022.    4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    5 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.

Regional comments 3Q22 vs 3Q21, except where indicated

Americas

Profit before tax decreased by USD 22m to USD 537m. Total revenues decreased by USD 72m, or 3%, to USD 2,661m, driven by lower recurring net fee and transaction-based income, partly offset by higher net interest income. The cost / income ratio remained stable at 79.8%, despite lower total revenues. Loans increased 1% compared with the second quarter of 2022, to USD 100bn, reflecting USD 0.8bn of net new loans, which were mostly mortgages. Net new fee-generating assets were USD 4.4bn, resulting in an annualized net new fee-generating asset growth rate of 2.3%.

Switzerland

Profit before tax decreased by USD 43m to USD 179m. Total revenues decreased by USD 60m, or 12%, to USD 428m, mainly driven by lower recurring net fee income. The cost / income ratio increased to 56.6% from 54.6%. Loans decreased 1% compared with the second quarter of 2022, to USD 42bn, as USD 1.0bn of net new loans were offset by negative foreign currency effects. Net new fee-generating assets were negative USD 0.1bn, resulting in a negative annualized net new fee-generating asset growth rate of 0.3%.

EMEA

Profit before tax increased by USD 52m to USD 499m including the aforementioned sale gains. Total revenues increased by USD 7m, to USD 1,072m, as increases in other and net interest income were offset by lower recurring net fee and transaction-based income. The cost / income ratio decreased to 53.2% from 58.1%. Loans decreased 5% compared with the second quarter of 2022, to USD 41bn, mainly reflecting negative foreign currency effects and net new loan outflows. Net new fee-generating assets were USD 6.2bn, resulting in an annualized net new fee-generating asset growth rate of 9.7%.

Asia Pacific

Profit before tax decreased by USD 56m to USD 237m. Total revenues decreased by USD 81m, or 12%, to USD 620m, mainly driven by lower transaction-based income. The cost / income ratio increased to 62.0% from 58.5%. Loans decreased 10% compared with the second quarter of 2022, to USD 37bn, reflecting USD 3.3bn of net new loan outflows, as the current market uncertainty led to clients deleveraging. Net new fee-generating assets were USD 6.6bn, resulting in an annualized net new fee-generating asset growth rate of 25.3%.

Third quarter 2022 report | UBS business divisions and Group Functions | Global Wealth Management                                                                                14

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF m, except where indicated	30.9.22	30.6.22	30.9.21	2Q22	3Q21	30.9.22	30.9.21

Results
Net interest income	489	502	494	(3)	(1)	1,484	1,444
Recurring net fee income[2]	206	202	201	2	3	618	569
Transaction-based income[2]	285	300	281	(5)	2	885	808
Other income	20	13	19	50	3	32	98
Total revenues	1,000	1,018	995	(2)	0	3,020	2,919
Credit loss expense / (release)	(15)	33	(6)		133	39	(70)
Operating expenses	585	587	563	0	4	1,758	1,736
Business division operating profit / (loss) before tax	430	398	439	8	(2)	1,222	1,253

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	(2.0)	(12.8)	43.7			(2.4)	46.3
Cost / income ratio (%)[2]	58.5	57.7	56.6			58.2	59.5
Average attributed equity (CHF bn)[3]	8.9	8.9	8.4	0	5	8.8	8.3
Return on attributed equity (%)[2,3]	19.4	17.9	20.9			18.5	20.0
Net interest margin (bps)[2]	138	142	142			140	139
Fee and trading income for Corporate & Institutional Clients[2]	190	213	200	(11)	(5)	624	602
Investment products for Personal Banking (CHF bn)[2]	20.7	21.4	22.9	(3)	(9)	20.7	22.9
Net new investment products for Personal Banking (CHF bn)[2]	0.43	0.46	0.70			1.86	2.40
Active Digital Banking clients in Personal Banking (%)[2,4]	74.5	73.6	70.2			73.8	69.8
Active Mobile Banking clients in Personal Banking (%)[2]	57.9	54.9	47.4			55.0	45.8
Active Digital Banking clients in Corporate & Institutional Clients (%)[2]	79.6	79.6	78.9			79.8	79.1
Loans, gross (CHF bn)	142.7	141.5	138.9	1	3	142.7	138.9
Customer deposits (CHF bn)	162.4	160.3	159.8	1	2	162.4	159.8
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,5]	0.8	0.9	1.0			0.8	1.0

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.    4 In the third quarter of 2022, 86.4% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    5 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Results: 3Q22 vs 3Q21

Profit before tax decreased by CHF 9m, or 2%, to CHF 430m, as higher net credit loss releases and total revenues were more than offset by higher operating expenses.

Total revenues

Total revenues increased by CHF 5m to CHF 1,000m, reflecting higher recurring net fee and transaction-based income, partly offset by slightly lower net interest income.

Net interest income decreased by CHF 5m to CHF 489m, mainly driven by a lower benefit from the Swiss National Bank (SNB) deposit exemption and lower deposit fees, largely offset by higher deposit margins as a result of rising interest rates. Growth in loan volumes more than offset the effects of pressure on loan margins.

Recurring net fee income increased by CHF 5m to CHF 206m, mostly driven by higher revenues from account fees.

Transaction-based income increased by CHF 4m to CHF 285m, mainly driven by higher revenues from foreign exchange and credit card transactions, including the effects of a continued increase in spending on travel by clients following the easing of COVID-19-related restrictions in most countries, as well as a CHF 9m gain in relation to the sale of an equity investment. These increases were partly offset by lower corporate client and brokerage fees.

Other income was broadly stable at CHF 20m.

Credit loss expense / release

Net credit loss releases were CHF 15m, compared with net releases of CHF 6m in the third quarter of 2021. Stage 1 and 2 net releases of CHF 6m included the net effect of model, portfolio quality and size changes, partly offset by scenario-update-related expenses, mainly from the update of interest rate forecasts. Stage 3 net credit loss releases were CHF 9m on various corporate lending positions.

Operating expenses

Operating expenses increased by CHF 22m, or 4%, to CHF 585m, mainly driven by higher investments in technology, expenses for marketing, and donations.

Third quarter 2022 report | UBS business divisions and Group Functions | Personal & Corporate Banking                                                                              15

Results: 9M22 vs 9M21

Profit before tax decreased by CHF 31m, or 2%, to CHF 1,222m, mainly reflecting net credit loss expenses, compared with net credit loss releases in the first nine months of 2021, and slightly higher expenses, partly offset by higher total revenues.

Total revenues increased by CHF 101m, or 3%, to CHF 3,020m, reflecting a CHF 166m increase driven by strong business momentum, with higher transaction-based, recurring net fee and net interest income, partly offset by lower other income.

Net interest income increased by CHF 40m to CHF 1,484m, mainly driven by higher deposit margins as a result of rising interest rates, partly offset by a lower benefit from the SNB deposit exemption and lower deposit fees. Growth in loan volumes more than offset the effects of pressure on loan margins.

Recurring net fee income increased by CHF 49m to CHF 618m, primarily reflecting higher revenues from account fees, as well as from mandate and custody fees, mainly due to net new investment product inflows.

Transaction-based income increased by CHF 77m to CHF 885m, mainly driven by higher revenues from credit card and foreign exchange transactions, reflecting a continued increase in spending on travel by clients following the easing of COVID-19-related restrictions in most countries in the first nine months of 2022.

Other income decreased by CHF 66m to CHF 32m, mostly due to the first nine months of 2022 including a valuation loss of CHF 11m on our equity ownership of SIX Group, compared with a CHF 32m gain thereon in the first nine months of 2021. The prior-year period also included a CHF 26m gain from the sale of several properties across Switzerland.

Net credit loss expenses were CHF 39m, with net credit loss expenses primarily related to stage 1 and 2 positions, reflecting scenario-related net expenses mainly related to real estate lending, as well as net expenses from book quality and size changes, mainly across the corporate and real estate lending portfolios, partly offset by net releases from model changes. The first nine months of 2021 included net credit loss releases of CHF 70m.

Operating expenses increased by CHF 22m, or 1%, to CHF 1,758m, mainly driven by higher investments in technology and increases across a number of other expense lines. These drivers were partly offset by lower personnel expenses and real estate expenses, as the prior-year period included expenses due to accelerated depreciation resulting from the closure of 44 branches, which led to lower real estate expenses for our branch network in the first nine months of 2022.

Third quarter 2022 report | UBS business divisions and Group Functions | Personal & Corporate Banking                                                                              16

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from		Year-to-date
USD m, except where indicated	30.9.22	30.6.22	30.9.21	2Q22	3Q21	30.9.22	30.9.21

Results
Net interest income	502	522	538	(4)	(7)	1,559	1,577
Recurring net fee income[2]	212	210	219	1	(3)	649	622
Transaction-based income[2]	294	312	306	(6)	(4)	931	882
Other income	20	14	21	49	(3)	33	106
Total revenues	1,028	1,058	1,084	(3)	(5)	3,172	3,187
Credit loss expense / (release)	(15)	35	(7)		114	42	(76)
Operating expenses	602	610	613	(1)	(2)	1,847	1,897
Business division operating profit / (loss) before tax	442	413	478	7	(8)	1,283	1,366

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	(7.6)	(17.1)	42.8			(6.1)	50.7
Cost / income ratio (%)[2]	58.5	57.7	56.6			58.2	59.5
Average attributed equity (USD bn)[3]	9.2	9.3	9.2	(1)	0	9.3	9.1
Return on attributed equity (%)[2,3]	19.3	17.8	20.8			18.4	19.9
Net interest margin (bps)[2]	137	139	144			139	141
Fee and trading income for Corporate & Institutional Clients[2]	195	221	218	(12)	(11)	656	657
Investment products for Personal Banking (USD bn)[2]	21.0	22.4	24.6	(6)	(14)	21.0	24.6
Net new investment products for Personal Banking (USD bn)[2]	0.44	0.48	0.77			1.97	2.62
Active Digital Banking clients in Personal Banking (%)[2,4]	74.5	73.6	70.2			73.8	69.8
Active Mobile Banking clients in Personal Banking (%)[2]	57.9	54.9	47.4			55.0	45.8
Active Digital Banking clients in Corporate & Institutional Clients (%)[2]	79.6	79.6	78.9			79.8	79.1
Loans, gross (USD bn)	144.6	148.2	148.9	(2)	(3)	144.6	148.9
Customer deposits (USD bn)	164.6	167.8	171.4	(2)	(4)	164.6	171.4
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,5]	0.8	0.9	1.0			0.8	1.0

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.    4 In the third quarter of 2022, 86.4% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    5 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Third quarter 2022 report | UBS business divisions and Group Functions | Personal & Corporate Banking                                                                              17

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD m, except where indicated	30.9.22	30.6.22	30.9.21	2Q22	3Q21	30.9.22	30.9.21

Results
Net management fees[2]	502	515	560	(2)	(10)	1,579	1,692
Performance fees	14	9	33	46	(59)	40	166
Net gain from disposal of a joint venture / an associate		848				848	37
Total revenues	516	1,372	593	(62)	(13)	2,466	1,896
Credit loss expense / (release)	0	0	0			0	0
Operating expenses	376	413	379	(9)	(1)	1,193	1,199
Business division operating profit / (loss) before tax	140	959	214	(85)	(34)	1,273	696

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[3]	(34.5)	275.7	(71.0)			82.9	(33.9)
Cost / income ratio (%)[3]	72.8	30.1	63.9			48.4	63.3
Average attributed equity (USD bn)[4]	1.7	1.7	1.9	(2)	(9)	1.7	2.1
Return on attributed equity (%)[3,4]	33.2	221.3	46.3			98.1	45.2
Gross margin on invested assets (bps)[3]	21	50	20			30	22

Information by business line / asset class
Net new money (USD bn)[3]
Equities	(0.4)	(10.4)	0.5			(13.2)	4.4
Fixed Income	19.7	(0.3)	3.0			23.6	15.2
of which: money market	16.0	0.5	0.4			10.0	(2.0)
Multi-asset & Solutions	0.0	1.4	(1.8)			5.4	5.7
Hedge Fund Businesses	(1.4)	(1.6)	0.8			(1.4)	4.3
Real Estate & Private Markets	0.0	(0.7)	(1.0)			(0.4)	0.2
Total net new money	17.9	(11.7)	1.5			14.0	29.9
of which: net new money excluding money market	2.0	(12.1)	1.1			4.0	31.8

Invested assets (USD bn)[3]
Equities	411	449	543	(9)	(24)	411	543
Fixed Income	271	262	279	3	(3)	271	279
of which: money market	99	85	94	17	6	99	94
Multi-asset & Solutions	149	163	183	(9)	(19)	149	183
Hedge Fund Businesses	51	53	53	(4)	(4)	51	53
Real Estate & Private Markets	97	99	95	(1)	2	97	95
Total invested assets	979	1,026	1,154	(5)	(15)	979	1,154
of which: passive strategies	408	440	497	(7)	(18)	408	497

Information by region
Invested assets (USD bn)[3]
Americas	271	261	273	4	(1)	271	273
Asia Pacific	142	153	181	(8)	(22)	142	181
Europe, Middle East and Africa (excluding Switzerland)	239	263	316	(9)	(24)	239	316
Switzerland	328	349	383	(6)	(15)	328	383
Total invested assets	979	1,026	1,154	(5)	(15)	979	1,154

Information by channel
Invested assets (USD bn)[3]
Third-party institutional	563	593	671	(5)	(16)	563	671
Third-party wholesale	108	119	139	(9)	(23)	108	139
UBS’s wealth management businesses	309	314	344	(2)	(10)	309	344
Total invested assets	979	1,026	1,154	(5)	(15)	979	1,154

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.    3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    4 Refer to the “Capital management” section of this report for more information.

Third quarter 2022 report | UBS business divisions and Group Functions | Asset Management                                                                                             18

Results: 3Q22 vs 3Q21

Profit before tax decreased by USD 74m, or 34%, to USD 140m, mainly reflecting lower net management and performance fees.

Total revenues

Total revenues decreased by USD 77m, or 13%, to USD 516m. Total revenues in the third quarter of 2021 included a loss of USD 28m related to an associate, reflected in net management fees.

Net management fees decreased by USD 58m, or 10%, to USD 502m, primarily reflecting negative market performance and foreign currency effects.

Performance fees decreased by USD 19m to USD 14m, mainly in our Hedge Fund Businesses and Equities.

Operating expenses

Operating expenses were broadly stable at USD 376m, with favorable foreign currency effects and lower litigation expenses being almost entirely offset by increases in expenses for technology, personnel and travel.

Invested assets: 3Q22 vs 2Q22

Invested assets decreased by USD 47bn to USD 979bn, reflecting both negative market performance of USD 35bn and foreign currency effects of USD 30bn, partly offset by net new money inflows of USD 18bn. Excluding money market flows, net new money inflows were USD 2bn.

Results: 9M22 vs 9M21

Profit before tax increased by USD 577m, or 83%, to USD 1,273m, driven by a gain of USD 848m from the sale of our shareholding in the Mitsubishi Corp.-UBS Realty Inc. joint venture. Profit before tax in the prior-year period included a post-tax gain of USD 37m related to the sale of our minority interest in Clearstream Fund Centre. Excluding these gains, profit before tax decreased by USD 233m, or 35%, to USD 426m, mainly reflecting lower performance and net management fees.

Total revenues increased by USD 570m, or 30%, to USD 2,466m. This included the aforementioned gains of USD 848m in the second quarter of 2022 and USD 37m in the prior-year period.

Net management fees decreased by USD 113m, or 7%, to USD 1,579m, reflecting negative market performance and foreign currency effects, partly offset by net new money generation over the past twelve months.

Performance fees decreased by USD 126m to USD 40m, mainly in our Hedge Fund Businesses and Equities, compared with the particularly high levels of performance fees in the first nine months of 2021.

Operating expenses were broadly stable at USD 1,193m, with favorable foreign currency effects, lower litigation expenses and lower personnel expenses being almost entirely offset by expenses relating to the sale of our shareholding in Mitsubishi Corp.-UBS Realty Inc., as well as increases in expenses for technology and travel.

Third quarter 2022 report | UBS business divisions and Group Functions | Asset Management                                                                                             19

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from		Year-to-date
USD m, except where indicated	30.9.22	30.6.22	30.9.21	2Q22	3Q21	30.9.22	30.9.21

Results
Advisory	136	209	270	(35)	(49)	561	793
Capital Markets	193	168	522	15	(63)	695	1,669
Global Banking	329	377	792	(13)	(58)	1,256	2,462
Execution Services	376	399	444	(6)	(15)	1,271	1,442
Derivatives & Solutions	866	839	780	3	11	3,124	2,800
Financing	460	479	498	(4)	(8)	1,384	531
Global Markets	1,702	1,718	1,723	(1)	(1)	5,778	4,773
of which: Equities	1,108	1,274	1,360	(13)	(19)	4,087	3,474
of which: Foreign Exchange, Rates and Credit	595	444	363	34	64	1,692	1,299
Total revenues	2,032	2,094	2,514	(3)	(19)	7,034	7,235
Credit loss expense / (release)	4	(28)	5		(2)	(20)	(19)
Operating expenses	1,581	1,712	1,673	(8)	(6)	5,269	5,337
Business division operating profit / (loss) before tax	447	410	837	9	(47)	1,785	1,917

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	(46.6)	(38.7)	32.4			(6.9)	(1.9)
Cost / income ratio (%)[2]	77.8	81.8	66.5			74.9	73.8
Average attributed equity (USD bn)[3]	12.8	13.3	12.7	(4)	1	13.1	12.9
Return on attributed equity (%)[2,3]	14.0	12.3	26.4			18.2	19.9
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	11	11	(9)	(8)	10	11

1 Comparative figures in this table may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.

Results: 3Q22 vs 3Q21

Profit before tax decreased by USD 390m, or 47%, to USD 447m, mainly driven by lower total revenues, partly offset by lower operating expenses.

Total revenues

Total revenues decreased by USD 482m, or 19%, to USD 2,032m, mainly reflecting lower revenues in Global Banking.

Global Banking

Global Banking revenues decreased by USD 463m, or 58%, to USD 329m, mostly driven by lower Capital Markets revenues, compared with a 51% decrease in the overall global fee pool.

Advisory revenues decreased by USD 134m, or 49%, to USD 136m, mostly due to lower revenues from merger and acquisition transactions, compared with a 39% reduction in the global merger and acquisition fee pool.

Capital Markets revenues decreased by USD 329m, or 63%, to USD 193m, primarily due to lower Equity Capital Markets (ECM) revenues which decreased by USD 141m, or 60%, compared with a 57% decrease in the global ECM fee pool. Leveraged Capital Markets (LCM) fee revenues decreased by USD 78m, or 62%, compared with a 73% decrease in the global LCM fee pool.

Global Markets

Global Markets revenues decreased by USD 21m, or 1%, to USD 1,702m, with lower Execution Services and Financing revenues being almost entirely offset by an increase in Derivatives & Solutions revenues.

Execution Services revenues decreased by USD 68m, or 15%, to USD 376m, mainly driven by lower Cash Equities revenues, partly offset by higher revenues from foreign exchange products that are traded over electronic platforms.

Derivatives & Solutions revenues increased by USD 86m, or 11%, to USD 866m, driven by Foreign Exchange and Rates, which benefited from elevated volatility due to inflationary concerns and the actions of central banks, partly offset by lower revenues in Equity Derivatives.

Financing revenues decreased by USD 38m, or 8%, to USD 460m, due to lower revenues in Equities Financing in Europe, the Middle East and Africa, partly offset by increases in Clearing.

Third quarter 2022 report | UBS business divisions and Group Functions | Investment Bank                                                                                                 20

Equities

Global Markets Equities revenues decreased by USD 252m, or 19%, to USD 1,108m, mainly driven by Equity Derivatives and Cash Equities.

Foreign Exchange, Rates and Credit

Global Markets Foreign Exchange, Rates and Credit revenues increased by USD 232m, or 64%, to USD 595m, mainly driven by Foreign Exchange and Rates, which benefited from elevated volatility due to inflationary concerns and the actions of central banks.

Credit loss expense / release

Net credit loss expenses were USD 4m, compared with net expenses of USD 5m in the third quarter of 2021.

Operating expenses

Operating expenses decreased by USD 92m, or 6%, to USD 1,581m, mainly driven by favorable foreign currency effects, partly offset by higher expenses on technology and increases across a number of other expense lines.

Results: 9M22 vs 9M21

Profit before tax decreased by USD 132m, or 7%, to USD 1,785m, mainly due to lower revenues in Global Banking. This was partly offset by the prior-year period including a loss related to the default of a client reported within Financing in Global Markets.

Total revenues decreased by USD 201m, or 3%, to USD 7,034m, reflecting lower revenues in Global Banking, largely offset by higher revenues in Global Markets.

Global Banking revenues decreased by USD 1,206m, or 49%, to USD 1,256m, reflecting lower revenues in Capital Markets and Advisory, compared with a 40% decrease in the overall global fee pool.

Advisory revenues decreased by USD 232m, or 29%, to USD 561m, due to lower revenues from merger and acquisition transactions, compared with a 14% decrease in the global merger and acquisition fee pool.

Capital Markets revenues decreased by USD 974m, or 58%, to USD 695m, mainly reflecting a USD 567m, or 70%, decrease in ECM revenues, compared with a decrease in the global ECM fee pool of 67%. LCM fee revenues decreased by USD 183m, or 50%, compared with a 51% decrease in the global LCM fee pool.

Global Markets revenues increased by USD 1,005m, or 21%, to USD 5,778m, partly due to the first nine months of 2021 including an USD 861m loss on the default of a US-based client of our prime brokerage business. Excluding that loss, revenues increased by USD 144m, or 3%, primarily driven by higher revenues in our Rates and Foreign Exchange businesses, partly offset by lower revenues in Cash Equities, Credit and Equity Derivatives.

Execution Services revenues decreased by USD 171m, or 12%, to USD 1,271m, mainly driven by Cash Equities due to lower exchange-traded volumes, particularly in Asia Pacific.

Derivatives & Solutions revenues increased by USD 324m, or 12%, to USD 3,124m, driven by Rates and Foreign Exchange, which benefited from elevated volatility due to inflationary concerns and the actions of central banks, partly offset by Credit and Equity Derivatives.

Financing revenues increased by USD 853m to USD 1,384m, predominantly due to the first nine months of 2021 including the aforementioned loss in our prime brokerage business. Excluding that loss, Financing revenues were broadly stable.

Global Markets Equities revenues increased by USD 613m, or 18%, to USD 4,087m, due to the first nine months of 2021 including the aforementioned loss in our prime brokerage business, partly offset by decreases in Cash Equities and Equity Derivatives in the same period of 2022. Global Markets Foreign Exchange, Rates and Credit revenues increased by USD 393m, or 30%, to USD 1,692m, driven by higher revenues in our Foreign Exchange and Rates businesses, partly offset by decreases in Credit revenues.

Net credit loss releases were USD 20m, compared with net releases of USD 19m.

Operating expenses decreased by USD 68m, or 1%, to USD 5,269m, with favorable foreign currency effects being almost entirely offset by increases across a number of expense lines.

Third quarter 2022 report | UBS business divisions and Group Functions | Investment Bank                                                                                                 21

Group Functions

Group Functions[1]
	As of or for the quarter ended			% change from		Year-to-date
USD m, except where indicated	30.9.22	30.6.22	30.9.21	2Q22	3Q21	30.9.22	30.9.21

Results
Total revenues	(126)	(284)	(68)	(56)	85	(505)	(226)
Credit loss expense / (release)	0	2	0	(88)		3	0
Operating expenses	32	37	112	(14)	(72)	86	217
Operating profit / (loss) before tax	(158)	(324)	(180)	(51)	(12)	(594)	(443)
of which: Group Treasury	(131)	(239)	(74)	(45)	77	(531)	(303)
of which: Non-core and Legacy Portfolio	52	1	(24)			98	(43)
of which: Group Services	(79)	(86)	(82)	(8)	(3)	(161)	(96)

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Results: 3Q22 vs 3Q21

Group Functions recorded a loss before tax of USD 158m, compared with a loss of USD 180m.

Group Treasury

The Group Treasury result was negative USD 131m, compared with negative USD 74m. The net effects from accounting asymmetries, including hedge accounting ineffectiveness, were negative USD 153m, compared with negative USD 56m. Accounting asymmetries are generally expected to mean revert to zero over time, though the length of time needed for full reversion can vary significantly, depending on market conditions. Income related to centralized Group Treasury risk management was positive USD 29m, compared with negative USD 6m. Operating expenses decreased by USD 6m, to USD 6m.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was positive USD 52m, compared with negative USD 24m. This result was mainly due to income of USD 62m related to a legacy litigation settlement.

Group Services

The Group Services result was broadly unchanged.

Results: 9M22 vs 9M21

Group Functions recorded a loss before tax of USD 594m, compared with a loss of USD 443m.

The Group Treasury result was negative USD 531m, compared with negative USD 303m. The net effects from accounting asymmetries, including hedge accounting ineffectiveness, were negative USD 504m, compared with negative USD 239m. Income related to centralized Group Treasury risk management was negative USD 7m, compared with negative USD 32m in the first nine months of 2021. Operating expenses decreased by USD 13m, to USD 19m.

The Non-core and Legacy Portfolio result was positive USD 98m, compared with negative USD 43m. This result was mainly due to valuation gains of USD 67m on our USD 1.7bn portfolio of auction rate securities (ARS), compared with valuation gains of USD 46m in the same period of 2021. Our remaining exposures to ARS were all rated investment grade as of 30 September 2022. The first nine months of 2022 also included income of USD 62m related to a legacy litigation settlement.

The Group Services result was negative USD 161m, compared with negative USD 96m, mainly due to remeasurement losses of USD 46m on properties held for sale in the first nine months of 2022, compared with gains of USD 70m.

Third quarter 2022 report | UBS business divisions and Group Functions | Group Functions                                                                                                 22

Risk, capital, liquidity and funding, and balance sheet

Management report

Table of contents

24	Risk management and control
24	Credit risk
26	Market risk
27	Country risk
27	Non-financial risk

29	Capital management
30	Total loss-absorbing capacity
33	Risk-weighted assets
35	Leverage ratio denominator
37	Equity attribution and return on attributed equity

38	Liquidity and funding management
38	Strategy, objectives and governance
38	Liquidity coverage ratio
38	Net stable funding ratio

39	Balance sheet and off-balance sheet
39	Strategy, objectives and governance
39	Balance sheet assets
40	Balance sheet liabilities
40	Equity
41	Off-balance sheet

42	Share information and earnings per share

Third quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet                                                                                                             23

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2021.

Credit risk

Overall banking products exposure

Overall banking products exposure decreased by USD 29bn to USD 660bn as of 30 September 2022, driven by a USD 24bn decrease in balances at central banks and an USD 11bn decrease in loans and advances to customers, primarily in Global Wealth Management and Personal & Corporate Banking, due to the US dollar appreciating and clients in Asia Pacific deleveraging. This was partly offset by a USD 9bn increase in other financial assets measured at amortized cost, primarily due to purchases of securities in our high-quality liquid asset (HQLA) portfolio.

Credit-impaired gross exposure decreased by USD 248m to USD 2,357m. Total net credit loss releases were USD 3m, reflecting USD 4m net credit loss expenses related to stage 1 and 2 positions and USD 7m net credit loss releases related to stage 3 positions.

In aggregate, exposure related to traded products increased by USD 3.2bn to USD 58.6bn during the third quarter of 2022, driven primarily by increased market volatility and interest rates.

›    Refer to the “Group performance” section and “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release

Loan underwriting

In the Investment Bank, mandated loan underwriting commitments on a notional basis decreased by USD 2.2bn to USD 2.6bn as of 30 September 2022, driven by a lower level of origination activity in the loan underwriting business compared with the second quarter of 2022. USD 1.0bn of commitments had not yet been distributed as originally planned as of 30 September 2022.

Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter. Credit hedges are in place to help protect against fair value movements in the portfolio.

Third quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Risk management and control                                                                24

Banking and traded products exposure in our business divisions and Group Functions
	30.9.22
USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	328,103	219,628	1,436	72,385	37,958	659,510
of which: loans and advances to customers (on-balance sheet)	215,986	144,566	(1)	12,107	1,138	373,796
of which: guarantees and loan commitments (off-balance sheet)	11,198	26,693	0	13,671	6,729	58,291
Traded products[2,3]
Gross exposure	10,797	695	0	47,096		58,588
of which: over-the-counter derivatives	8,403	672	0	20,285		29,359
of which: securities financing transactions	0	0	0	19,865		19,865
of which: exchange-traded derivatives	2,395	23	0	6,947		9,364
Other credit lines, gross[4]	10,885	21,365	0	5,169	96	37,515

Total credit-impaired exposure, gross (stage 3)	721	1,379	0	252	6	2,357
Total allowances and provisions for expected credit losses (stages 1 to 3)	224	668	0	156	7	1,056
of which: stage 1	70	126	0	52	4	252
of which: stage 2	49	155	0	50	0	254
of which: stage 3	105	386	0	55	3	549

	30.6.22
USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	337,929	225,420	1,533	73,478	50,560	688,920
of which: loans and advances to customers (on-balance sheet)	221,405	148,159	0	13,369	1,758	384,691
of which: guarantees and loan commitments (off-balance sheet)	10,628	27,915	0	13,736	7,980	60,259
Traded products[2,3]
Gross exposure	9,866	531	0	44,998		55,396
of which: over-the-counter derivatives	7,325	510	0	17,923		25,758
of which: securities financing transactions	0	0	0	19,020		19,020
of which: exchange-traded derivatives	2,541	21	0	8,056		10,618
Other credit lines, gross[4]	11,955	21,921	0	5,776	103	39,756

Total credit-impaired exposure, gross (stage 3)	869	1,473	0	257	6	2,605
Total allowances and provisions for expected credit losses (stages 1 to 3)	236	708	0	157	6	1,107
of which: stage 1	73	132	0	59	4	267
of which: stage 2	43	166	0	41	0	250
of which: stage 3	120	410	0	57	3	590

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.

Collateralization of Loans and advances to customers[1]
	UBS		of which: Global Wealth Management		of which: Personal & Corporate Banking		of which: Investment Bank
USD m, except where indicated	30.9.22	30.6.22	30.9.22	30.6.22	30.9.22	30.6.22	30.9.22	30.6.22
Secured by collateral	354,030	363,264	213,512	218,806	129,895	133,091	10,033	10,514
Residential real estate	162,742	166,409	59,548	59,830	103,194	106,579	0	0
Commercial / industrial real estate	23,132	22,323	4,406	3,902	18,384	17,991	343	430
Cash	35,757	38,147	32,843	34,948	2,905	2,993	9	206
Securities	112,385	116,359	104,229	107,131	2,024	1,975	5,541	6,401
Other collateral	20,014	20,026	12,486	12,995	3,389	3,554	4,139	3,477
Subject to guarantees	2,746	3,134	172	269	2,536	2,827	38	38
Uncollateralized and not subject to guarantees	17,020	18,293	2,302	2,330	12,135	12,241	2,036	2,818
Total loans and advances to customers, gross	373,796	384,691	215,986	221,405	144,566	148,159	12,107	13,369
Allowances	(760)	(793)	(139)	(142)	(544)	(573)	(74)	(75)
Total loans and advances to customers, net of allowances	373,036	383,898	215,847	221,263	144,023	147,586	12,033	13,294
Collateralized loans and advances to customers in % of total loans and advances of customers, gross (%)	94.7	94.4	98.9	98.8	89.9	89.8	82.9	78.6

1 Collateral arrangements generally incorporate a range of collateral, including cash, securities, real estate and other collateral. UBS applies a risk-based approach that generally prioritizes collateral according to its liquidity profile.

Third quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Risk management and control                                                                25

Market risk

We continued to maintain generally low levels of management value-at-risk (VaR). Average management VaR (1‑day, 95% confidence level) decreased marginally to USD 11m from USD 12m at the end of the second quarter of 2022.

There was one new Group VaR negative backtesting exception in the third quarter of 2022, and the total number of negative backtesting exceptions within the most recent 250-business-day window increased to 2 from 1. The Swiss Financial Market Supervisory Authority (FINMA) VaR multiplier derived from backtesting exceptions for market risk risk-weighted assets was unchanged compared with the prior quarter, at 3.0.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
					Average by risk type
USD m	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	2	1	1	0	0	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	16	12	10	6	9	4	2	4
Group Functions	4	5	4	4	1	4	3	0	0
Diversification effect[2,3]			(4)	(5)	(1)	(3)	(3)	(1)	0
Total as of 30.9.22	7	17	12	11	6	10	5	3	4
Total as of 30.6.22	10	16	15	12	8	10	5	4	3

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 The difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minima and maxima for different business divisions and Group Functions occur on different days, it is not meaningful to calculate a portfolio diversification effect.

Economic value of equity and net interest income sensitivity

The economic value of equity (EVE) sensitivity in the banking book to a +1-basis-point parallel shift in yield curves was negative USD 26.4m as of 30 September 2022, compared with negative USD 27.1m as of 30 June 2022, the change predominantly driven by rising market rates. EVE represents the present value of future cash flows related to the banking book irrespective of accounting treatment and, as per specific FINMA requirements, disregards the sensitivity of USD 3.7m from additional tier 1 (AT1) capital instruments that otherwise would be included under general Basel Committee on Banking Supervision (BCBS) guidance.

The majority of our interest rate risk in the banking book is a reflection of the net asset duration that we run to offset our modeled sensitivity of net USD 19.3m (30 June 2022: USD 19.9m) assigned to our equity, goodwill and real estate, with the aim of generating a stable net interest income contribution. Of this, USD 14.1m and USD 4.5m are attributable to the US dollar and the Swiss franc portfolios, respectively (30 June 2022: USD 14.3m and USD 4.7m, respectively).

In addition to the sensitivity mentioned above, we calculate the six interest rate shock scenarios prescribed by FINMA. The “Parallel up” scenario, assuming all positions were fair valued, was the most severe and would have resulted in a change in EVE of negative USD 4.9bn, or 8.3%, of our tier 1 capital (30 June 2022: negative USD 5.1bn, or 8.5%), which is well below the 15% threshold as per the BCBS supervisory outlier test for high levels of interest rate risk in the banking book.

The immediate effect on our tier 1 capital in the “Parallel up” scenario as of 30 September 2022 would have been only a decrease of USD 0.2bn, or 0.4% (30 June 2022: USD 0.1bn or 0.2%), reflecting the fact that the vast majority of our banking book is accrual accounted or subject to hedge accounting. The “Parallel up” scenario would subsequently have a positive effect on net interest income, assuming a constant balance sheet.

UBS also applies granular internal interest rate shock scenarios to its banking book positions to monitor the book’s specific risk profile.

›    Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2021 for more information about the management of interest rate risk in the banking book

›    Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of Global Wealth Management and Personal & Corporate Banking

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Interest rate risk – banking book
USD m	+1 bp	Parallel up2	Parallel down[2]	Steepener[3]	Flattener[4]	Short-term up5	Short-term down[6]
CHF	(3.1)	(437.9)	501.3	(301.2)	211.8	18.8	(15.6)
EUR	(0.8)	(151.4)	185.8	(100.2)	76.3	26.1	(24.3)
GBP	0.1	14.6	(23.8)	(18.7)	20.1	24.4	(24.5)
USD	(22.4)	(4,333.5)	4,433.5	(941.6)	(70.7)	(1,835.3)	1,993.1
Other	(0.1)	(36.1)	34.3	(6.3)	(1.1)	(16.8)	18.7
Effect on EVE[1] – FINMA as of 30.9.22	(26.4)	(4,944.3)	5,131.1	(1,368.1)	236.4	(1,782.9)	1,947.4
Additional tier 1 (AT1) capital instruments	3.7	697.7	(752.4)	(44.6)	198.5	466.3	(484.5)
Effect on EVE[1] – in line with BCBS as of 30.9.22	(22.7)	(4,246.6)	4,378.6	(1,412.6)	434.9	(1,316.6)	1,462.9
Effect on EVE[1] – FINMA as of 30.6.22	(27.1)	(5,109.2)	5,196.4	(1,463.3)	287.7	(1,791.7)	1,976.2
Effect on EVE[1] – in line with BCBS as of 30.6.22	(22.9)	(4,315.8)	4,339.0	(1,500.0)	499.4	(1,273.8)	1,437.7

1 Economic value of equity.    2 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar, and ±250 bps for pound sterling.    3 Short-term rates decrease and long-term rates increase.    4 Short-term rates increase and long-term rates decrease.    5 Short-term rates increase more than long-term rates.    6 Short-term rates decrease more than long-term rates.

Country risk

We remain watchful of a range of geopolitical developments and political changes in a number of countries, as well as international tensions arising from the war in Ukraine. As described in the “Recent developments” section of this report, our direct exposure to Russia, Belarus and Ukraine is limited, and we continue to monitor potential second-order impacts, such as European energy security. We do have significant country risk exposure to major European economies, including Germany, the UK and France.

In the context of high inflation, central banks in most major economies have responded with interest rate hikes and tapering of quantitative easing, which increases the chances of recessions in those economies. Additionally, there are related concerns about energy security in a number of countries, global supply chain stresses and tight labor markets that are creating negative pressure on growth. China has experienced a slowing economy following the post-pandemic boom, as well as recent COVID-19-related lockdowns.

We continue to monitor potential trade policy disputes, as well as economic and political developments in addition to those mentioned above. A number of emerging markets are facing economic, political and market pressures, particularly in light of interest rate hikes, a stronger US dollar and energy prices, as well as continuing challenges related to the COVID-19 pandemic. Our exposure to emerging market countries is 5% of our total country exposure and is diversified.

›    Refer to the “Risk management and control” section of our Annual Report 2021 for more information

›    Refer to the “Recent developments” section of this report for more information about our exposure and response to the war in Ukraine

Non-financial risk

Operational resilience continues to be a focus area for us, as well as for regulators across various jurisdictions. We have a global program to enhance our operational-resilience capabilities, which includes addressing constantly evolving regulatory requirements and recent market volatility, and considering the potential impacts of the developing energy crisis on our operations.

Increases in the sophistication of cyberattacks and fraud are noted worldwide, especially ransomware attacks. We believe that to date, our security controls, regular communications to help employees to stay alert to cyber threats while working remotely, and enhanced monitoring of cyber threats have been effective. No cybersecurity incidents had a material effect on our operations during the third quarter of 2022. UBS continues to be vigilant, particularly in view of the potential for cyber threats to intensify, both in volume and sophistication, as a result of the war in Ukraine.

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Our response to the COVID-19 pandemic has relied upon our business continuity management and operational risk processes. They have enabled us to: maintain stable operations while complying with governmental measures to contain COVID-19; continue to serve our clients without material impact; and support the safety and well-being of our staff.

Hybrid working arrangements can lead to increased conduct risk, inherent risk of fraudulent activities, potential increases in the number of suspicious transactions and increased information security risks. We have implemented additional monitoring and supervision intended to mitigate these risks and continue to review the effectiveness of these measures. In addition, changes to the work environment, including permanent hybrid and the introduction of agile ways of working, may introduce new challenges for supervision and monitoring.

Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to the firm. We maintain a conduct risk framework across our activities, which is designed to align our standards and conduct with these objectives and to retain momentum on fostering a strong culture.

We are continuing our efforts regarding innovation and digitalization to create value for our clients. As part of the resulting transformation, we focus on timely changes to frameworks, including consideration of new or revised controls, working practices and oversight, with the aim of mitigating any new risks introduced, including those around data ethics.

Competition to find new business opportunities across the financial services industry, both for firms and for customers, is increasing, with the impact of inflation acting as an additional accelerant. Thus, suitability risk, product selection, cross-divisional service offerings, quality of advice and price transparency also remain areas of heightened focus for UBS and for the industry as a whole. Market volatility and major legislative change programs (such as the Swiss Financial Services Act (FIDLEG) in Switzerland, Regulation Best Interest (Reg BI) in the US and the revised Markets in Financial Instruments Directive (MiFID II) in the EU), along with new requirements for sustainable investments and climate alignment and reporting, all significantly impact the industry and require adjustments to control processes. We regularly monitor our suitability, product and conflicts-of-interest control frameworks to assess whether they are reasonably designed to facilitate adherence to applicable laws and regulatory expectations.

Cross-border risk remains an area of regulatory attention for global financial institutions, with a strong focus on fiscal transparency, as well as market access, particularly third-country market access into the European Economic Area (the EEA). There is also an ongoing high level of attention regarding the risk that tax authorities may, on the basis of new interpretations of existing law, seek to impose taxation based on the existence of a permanent establishment. We maintain a series of controls designed to address these risks.

Financial crime, including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption, continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues. An effective financial crime prevention program therefore remains essential for UBS. Money laundering and financial fraud techniques are becoming increasingly sophisticated, and geopolitical volatility makes the sanctions landscape more complex, as new or novel sanctions may be imposed that require complex implementation in a short time frame, not least the extensive and continuously evolving sanctions arising from Russia’s invasion of Ukraine. New risks continue to emerge, such as virtual currencies and related activities or investments.

The Office of the Comptroller of the Currency issued a Cease and Desist Order against the firm in May 2018 relating to our US branch know-your-client (KYC) and anti-money-laundering (AML) programs. In response, we initiated an extensive program for the purpose of ensuring sustainable remediation of US-relevant Bank Secrecy Act / AML issues across all our US legal entities. We introduced significant improvements to the framework between 2019 and 2021. We are continuing to implement these enhancements, as well as evolving them to respond to new risks.

We continued to focus on strategic enhancements to our global AML / KYC and sanctions programs to address evolving risk profiles and regulatory expectations, including the exploration of new technologies and more sophisticated monitoring.

›    Refer to “The war in Ukraine” in the “Recent developments” section of this report for more information

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Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, which provides more information about our capital management objectives, planning and activities, as well as the Swiss SRB total loss-absorbing capacity framework.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

›    Refer to our 30 September 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information relating to additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated)

›    Refer to our UBS AG third quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information about capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs

Swiss SRB going and gone concern requirements and information
As of 30.9.22	RWA		LRD
USD m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.58[1]	45,300	5.00[1]	49,489
Common equity tier 1 capital	10.28	31,944	3.50[2]	34,643
of which: minimum capital	4.50	13,978	1.50	14,847
of which: buffer capital	5.50	17,084	2.00	19,796
of which: countercyclical buffer	0.28	882
Maximum additional tier 1 capital	4.30	13,356	1.50	14,847
of which: additional tier 1 capital	3.50	10,872	1.50	14,847
of which: additional tier 1 buffer capital	0.80	2,485

Eligible going concern capital
Total going concern capital	19.11	59,359	6.00	59,359
Common equity tier 1 capital	14.38	44,664	4.51	44,664
Total loss-absorbing additional tier 1 capital[3]	4.73	14,695	1.48	14,695
of which: high-trigger loss-absorbing additional tier 1 capital	4.35	13,504	1.36	13,504
of which: low-trigger loss-absorbing additional tier 1 capital	0.38	1,190	0.12	1,190

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.35	32,139	3.75	37,117
of which: base requirement[5]	12.86	39,945	4.50	44,540
of which: additional requirement for market share and LRD	1.44	4,473	0.50	4,949
of which: applicable reduction on requirements	(3.95)	(12,279)	(1.25)	(12,372)
of which: rebate granted[6]	(3.56)	(11,066)	(1.25)	(12,372)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.39)	(1,214)	0.00	0

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.61	45,385	4.59	45,385
Total tier 2 capital	0.95	2,959	0.30	2,959
of which: low-trigger loss-absorbing tier 2 capital	0.78	2,427	0.25	2,427
of which: non-Basel III-compliant tier 2 capital	0.17	531	0.05	531
TLAC-eligible senior unsecured debt	13.66	42,426	4.29	42,426

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.93	77,439	8.75	86,606
Eligible total loss-absorbing capacity	33.72	104,744	10.58	104,744

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		310,615
Leverage ratio denominator				989,787

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 10% and 3.75% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based requirement of 14.3% and 1.25 percentage points for the LRD-based requirement of 5.0%.    6 Based on the actions we completed up to December 2021 to improve resolvability, FINMA granted an increase in the rebate on the gone concern requirement from 55.0% to 65.0% of the maximum rebate, effective 1 July 2022, with an effective maximum rebate of 1.25 percentage points for the LRD-based requirements and – given the risk density of 35% underlying the regulatory requirements – an effective maximum rebate of 3.56 percentage points for the RWA-based requirements.

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We are subject to the going and gone concern requirements of the Swiss Capital Adequacy Ordinance that include the too-big-to-fail provisions applicable to Swiss SRBs. The table on the previous page provides the risk-weighted asset (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 September 2022.

On 30 September 2022, the Swiss countercyclical capital buffer was reactivated at a maximum level of 2.5% on risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland. This increased our common equity tier 1 (CET1) minimum capital requirement by 26 basis points. Overall, countercyclical capital buffers contributed 28 basis points to our CET1 minimum capital requirement as of 30 September 2022.

The applicable gone concern requirement floor as of 30 September 2022 was 10% for RWA and 3.75% for LRD purposes. This floor was increased by 1.4 percentage points for RWA and 0.75 percentage points for LRD in the first quarter of 2022.

Based on the actions we completed up to December 2021 to improve resolvability, FINMA granted an increase of the rebate on the gone concern requirement from 55.0% to 65.0% of the maximum rebate, effective 1 July 2022, with an effective maximum rebate of 1.25 percentage points for the LRD-based requirements and an effective maximum rebate of 3.56 percentage points for the RWA-based requirements. The aforementioned requirements are also applicable to UBS AG consolidated. UBS Switzerland AG and UBS AG are subject to going and gone concern requirements on a standalone basis.

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021.

Swiss SRB going and gone concern information
USD m, except where indicated	30.9.22	30.6.22	31.12.21

Eligible going concern capital
Total going concern capital	59,359	59,907	60,488
Total tier 1 capital	59,359	59,907	60,488
Common equity tier 1 capital	44,664	44,798	45,281
Total loss-absorbing additional tier 1 capital	14,695	15,108	15,207
of which: high-trigger loss-absorbing additional tier 1 capital	13,504	13,889	12,783
of which: low-trigger loss-absorbing additional tier 1 capital	1,190	1,219	2,425

Eligible gone concern capital
Total gone concern loss-absorbing capacity	45,385	46,342	44,264
Total tier 2 capital	2,959	3,009	3,144
of which: low-trigger loss-absorbing tier 2 capital	2,427	2,471	2,596
of which: non-Basel III-compliant tier 2 capital	531	538	547
TLAC-eligible senior unsecured debt	42,426	43,333	41,120

Total loss-absorbing capacity
Total loss-absorbing capacity	104,744	106,248	104,752

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	310,615	315,685	302,209
Leverage ratio denominator	989,787	1,025,422	1,068,862

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.1	19.0	20.0
of which: common equity tier 1 capital ratio	14.4	14.2	15.0
Gone concern loss-absorbing capacity ratio	14.6	14.7	14.6
Total loss-absorbing capacity ratio	33.7	33.7	34.7

Leverage ratios (%)
Going concern leverage ratio	6.0	5.8	5.7
of which: common equity tier 1 leverage ratio	4.51	4.37	4.24
Gone concern leverage ratio	4.6	4.5	4.1
Total loss-absorbing capacity leverage ratio	10.6	10.4	9.8

Total loss-absorbing capacity and movement

Our total loss-absorbing capacity (TLAC) decreased by USD 1.5bn to USD 104.7bn in the third quarter of 2022.

Going concern capital and movement

Our going concern capital decreased by USD 0.5bn to USD 59.4bn. Our common equity tier 1 (CET1) capital decreased by USD 0.1bn to USD 44.7bn, mainly as operating profit before tax of USD 2.3bn was more than offset by share repurchases of USD 1.0bn, negative effects from foreign currency translation of USD 0.6bn, dividend accruals of USD 0.4bn and current tax expenses of USD 0.4bn.

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Our additional tier 1 (AT1) capital decreased by USD 0.4bn to USD 14.7bn, mainly reflecting interest rate risk hedge, foreign currency translation and other effects.

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity decreased by USD 1.0bn to USD 45.4bn, mainly due to two calls of TLAC-eligible unsecured debt denominated in US dollars amounting to USD 3.3bn and interest rate risk hedge, foreign currency translation and other effects, partly offset by eight new issuances of TLAC-eligible senior unsecured debt, denominated in US dollars, euro and yen, amounting to USD 5.3bn equivalent.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased to 14.4% from 14.2%, mainly reflecting a USD 5.1bn decrease in RWA.

Our CET1 leverage ratio increased to 4.51% from 4.37%, primarily due to a USD 35.6bn decrease in the LRD.

Our gone concern loss-absorbing capacity ratio decreased to 14.6% from 14.7%, due to a decrease in gone concern loss-absorbing capacity of USD 1.0bn, partly offset by the aforementioned decrease in RWA.

Our gone concern leverage ratio increased to 4.6% from 4.5%, reflecting the aforementioned decrease in the LRD, partly offset by the aforementioned decrease in gone concern loss-absorbing capacity.

Swiss SRB total loss-absorbing capacity movement
USD m

Going concern capital	Swiss SRB
Common equity tier 1 capital as of 30.6.22	44,798
Operating profit before tax	2,323
Current tax (expense) / benefit	(368)
Share repurchase program	(1,024)
Foreign currency translation effects, before tax	(639)
Other[1]	(426)
Common equity tier 1 capital as of 30.9.22	44,664
Loss-absorbing additional tier 1 capital as of 30.6.22	15,108
Interest rate risk hedge, foreign currency translation and other effects	(413)
Loss-absorbing additional tier 1 capital as of 30.9.22	14,695
Total going concern capital as of 30.6.22	59,907
Total going concern capital as of 30.9.22	59,359

Gone concern loss-absorbing capacity
Tier 2 capital as of 30.6.22	3,009
Interest rate risk hedge, foreign currency translation and other effects	(50)
Tier 2 capital as of 30.9.22	2,959
TLAC-eligible senior unsecured debt as of 30.6.22	43,333
Issuance of TLAC-eligible senior unsecured debt	5,281
Call of TLAC-eligible senior unsecured debt	(3,251)
Interest rate risk hedge, foreign currency translation and other effects	(2,937)
TLAC-eligible senior unsecured debt as of 30.9.22	42,426
Total gone concern loss-absorbing capacity as of 30.6.22	46,342
Total gone concern loss-absorbing capacity as of 30.9.22	45,385

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.22	106,248
Total loss-absorbing capacity as of 30.9.22	104,744
1 Includes dividend accruals for the current year (negative USD 0.4bn) and movements related to other items.

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Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD m	30.9.22	30.6.22	31.12.21
Total IFRS equity	56,087	57,184	61,002
Equity attributable to non-controlling interests	(330)	(339)	(340)
Defined benefit plans, net of tax	(568)	(471)	(270)
Deferred tax assets recognized for tax loss carry-forwards	(4,163)	(4,401)	(4,565)
Deferred tax assets on temporary differences, excess over threshold			(49)
Goodwill, net of tax[1]	(5,699)	(5,776)	(5,838)
Intangible assets, net of tax	(150)	(174)	(180)
Compensation-related components (not recognized in net profit)	(1,974)	(1,912)	(1,700)
Expected losses on advanced internal ratings-based portfolio less provisions	(486)	(501)	(482)
Unrealized (gains) / losses from cash flow hedges, net of tax	4,346	2,713	(628)
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	(778)	(392)	315
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date	(134)	(111)	(50)
Unrealized gains related to financial assets at fair value through OCI, net of tax	0	0	(68)
Prudential valuation adjustments	(238)	(211)	(167)
Accruals for dividends to shareholders for 2021			(1,700)
Other[2]	(1,247)	(809)	1
Total common equity tier 1 capital	44,664	44,798	45,281

1 Includes goodwill related to significant investments in financial institutions of USD 19m as of 30 September 2022 (30 June 2022: USD 21m; 31 December 2021: USD 22m) presented on the balance sheet line Investments in associates.    2 Includes dividend accruals for the current year and other items.

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 13bn and our CET1 capital by USD 1.3bn as of 30 September 2022 (30 June 2022: USD 13bn and USD 1.3bn, respectively) and decreased our CET1 capital ratio 15 basis points (30 June 2022: 14 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 11bn and our CET1 capital by USD 1.2bn (30 June 2022: USD 12bn and USD 1.2bn, respectively) and increased our CET1 capital ratio 14 basis points (30 June 2022: 15 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 57bn as of 30 September 2022 (30 June 2022: USD 61bn) and decreased our Swiss SRB going concern leverage ratio 17 basis points (30 June 2022: 18 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 51bn (30 June 2022: USD 55bn) and increased our Swiss SRB going concern leverage ratio 17 basis points (30 June 2022: 18 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

›    Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have employed for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this basis, we estimate the maximum loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.7bn as of 30 September 2022. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

›    Refer to “Non-financial risk” in the “Risk management and control” section of our Annual Report 2021 for more information

›    Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Third quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Capital management                                                                             32

Risk-weighted assets

During the third quarter of 2022, RWA decreased by USD 5.1bn to USD 310.6bn, primarily driven by decreases of USD 5.1bn from currency effects and USD 2.5bn from asset size and other movements, partly offset by increases of USD 1.9bn from model updates and USD 0.6bn from regulatory add-ons.

Movement in risk-weighted assets by key driver
USD bn	RWA as of 30.6.22	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 30.9.22
Credit and counterparty credit risk[2]	196.0	(4.8)		1.8		0.9	193.8
Non-counterparty-related risk[3]	23.3	(0.3)				0.3	23.4
Market risk	15.5			0.2	0.6	(3.7)	12.6
Operational risk	80.9					0.0	80.9
Total	315.7	(5.1)		1.9	0.6	(2.5)	310.6

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to our 30 September 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book, investments in funds and securitization exposures in the banking book.    3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property, equipment, software and other items.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA were USD 193.8bn as of 30 September 2022. The decrease of USD 2.2bn included negative currency effects of USD 4.8bn.

Asset size and other movements resulted in a USD 0.9bn increase in RWA.

–     Global Wealth Management RWA increased by USD 3.9bn, mainly due to higher loan balances measured under the standardized approach, which carry a higher risk-weighting, as well as higher loan and other commitments.

–     Investment Bank RWA decreased by USD 2.2bn, mainly reflecting lower loans and loan commitments.

–     Group Functions RWA decreased by USD 0.7bn, mainly reflecting a decrease in nostro accounts.

–     Asset Management RWA decreased by USD 0.1bn.

–     Personal & Corporate Banking RWA were unchanged.

Model updates resulted in an RWA increase of USD 1.8bn, mainly driven by an increase of USD 0.6bn from updates to probability-of-default (PD) and loss-given-default (LGD) models for certain Lombard clients, an increase of USD 0.6bn from an update to the PD model for owner-occupied residential properties, and various smaller model updates amounting to an increase of USD 0.6bn.

We expect that further methodology changes, model updates and regulatory add-ons will increase credit and counterparty credit risk RWA by around USD 3bn in the fourth quarter of 2022. The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect RWA.

›    Refer to the “Risk management and control” section of this report for more information

›    Refer to our 30 September 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›    Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2021 for more information

Third quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Capital management                                                                             33

Market risk

Market risk RWA decreased by USD 2.9bn to USD 12.6bn in the third quarter of 2022, mainly due to a USD 3.7bn decrease in asset size and other movements in the Investment Bank’s Global Markets business. This was partly offset by an increase of USD 0.6bn in regulatory add-ons that reflected updates from the monthly risks-not-in-VaR assessment and an increase of USD 0.2bn related to ongoing parameter updates of our value-at-risk (VaR) model. We are in discussions with the Swiss Financial Market Supervisory Authority (FINMA) regarding the integration of time decay into the regulatory VaR, which would replace the current add-on.

›    Refer to the “Risk management and control” section of this report for more information

›    Refer to our 30 September 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›    Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2021 for more information

Operational risk

Operational risk RWA were USD 80.9bn as of 30 September 2022, unchanged from 30 June 2022.

›    Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about the French cross-border matter

›    Refer to “Non-financial risk” in the “Risk management and control” section of our Annual Report 2021 for information about the advanced measurement approach (AMA) model

Risk-weighted assets by business division and Group Functions
USD bn	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total RWA
	30.9.22
Credit and counterparty credit risk[1]	65.5	61.1	2.6	58.8	5.8	193.8
Non-counterparty-related risk[2]	5.7	1.8	0.6	3.5	11.7	23.4
Market risk	1.2	0.0		9.9	1.4	12.6
Operational risk	37.4	9.1	3.1	21.2	10.1	80.9
Total	109.9	72.0	6.3	93.4	29.0	310.6

	30.6.22
Credit and counterparty credit risk[1]	61.8	62.5	2.8	62.0	6.9	196.0
Non-counterparty-related risk[2]	5.8	1.9	0.6	3.6	11.5	23.3
Market risk	1.0	0.0		13.1	1.4	15.5
Operational risk	37.4	9.1	3.1	21.2	10.1	80.9
Total	106.0	73.5	6.5	99.9	29.8	315.7

	30.9.22 vs 30.6.22
Credit and counterparty credit risk[1]	3.8	(1.4)	(0.1)	(3.3)	(1.2)	(2.2)
Non-counterparty-related risk[2]	(0.1)	0.0	0.0	(0.1)	0.3	0.0
Market risk	0.2	0.0		(3.2)	0.0	(2.9)
Operational risk				0.0		0.0
Total	3.9	(1.4)	(0.1)	(6.5)	(0.9)	(5.1)

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (30 September 2022: USD 11.0bn; 30 June 2022: USD 10.9bn), as well as property, equipment, software and other items (30 September 2022: USD 12.3bn; 30 June 2022: USD 12.4bn).

Third quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Capital management                                                                             34

Leverage ratio denominator

During the third quarter of 2022, the LRD decreased by USD 35.6bn to USD 989.8bn, driven by currency effects of USD 25.8bn and a USD 9.9bn decrease due to asset size and other movements.

Movement in leverage ratio denominator by key driver
USD bn	LRD as of 30.6.22	Currency effects	Asset size and other	LRD as of 30.9.22
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	804.3	(20.0)	(24.5)	759.8
Derivative exposures	104.1	(3.2)	4.2	105.2
Securities financing transactions	98.2	(2.0)	8.0	104.3
Off-balance sheet items	30.1	(0.7)	2.3	31.6
Deduction items	(11.3)	0.1	0.2	(11.1)
Total	1,025.4	(25.8)	(9.9)	989.8

1 The exposures exclude derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures decreased by USD 24.5bn, mainly driven by lower central bank balances, as well as a decrease in trading portfolio assets in the Investment Bank, partly offset by purchases of high-quality liquid asset securities in Group Treasury.

Derivative exposures increased by USD 4.2bn, primarily driven by the Investment Bank, reflecting market-driven movements in interest rate and foreign exchange contracts, amid volatility in interest rates and exchange rates.

Securities financing transactions increased by USD 8.0bn, mainly driven by higher collateral sourcing to hedge client positions and brokerage receivables in the Investment Bank, partly offset by roll-offs of excess cash reinvestment trades in Group Treasury.

Off-balance sheet items increased by USD 2.3bn, mainly due to higher forward starting reverse repurchase agreements in Group Treasury.

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

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Leverage ratio denominator by business division and Group Functions
USD bn	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	30.9.22
Total IFRS assets	384.1	217.3	16.3	425.8	68.3	1,111.8
Difference in scope of consolidation[1]	0.0	0.0	(12.3)	(0.1)	0.0	(12.4)
Less: derivative exposures and SFTs[2]	(28.4)	(12.2)	(0.1)	(268.6)	(30.2)	(339.5)
On-balance sheet exposures	355.7	205.0	3.9	157.1	38.1	759.8
Derivative exposures	7.4	1.4	0.0	91.6	4.8	105.2
Securities financing transactions	23.1	11.0	0.1	52.8	17.3	104.3
Off-balance sheet items	6.9	15.3		7.0	2.4	31.6
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.2)	(1.2)	(0.5)	(3.9)	(11.1)
Total	387.8	232.6	2.8	308.0	58.6	989.8

	30.6.22
Total IFRS assets	397.1	222.4	18.6	388.3	86.8	1,113.2
Difference in scope of consolidation[1]	0.0	0.0	(14.5)	(0.1)	0.1	(14.6)
Less: derivative exposures and SFTs[2]	(28.3)	(12.1)	(0.1)	(216.1)	(37.6)	(294.3)
On-balance sheet exposures	368.8	210.3	4.0	172.0	49.2	804.3
Derivative exposures	6.8	1.1	0.0	88.8	7.5	104.1
Securities financing transactions	24.1	11.4	0.1	41.1	21.6	98.2
Off-balance sheet items	6.3	16.0		7.2	0.6	30.1
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.2)	(1.3)	(0.5)	(4.2)	(11.3)
Total	400.7	238.6	2.8	308.6	74.8	1,025.4

	30.9.22 vs 30.6.22
Total IFRS assets	(13.1)	(5.2)	(2.3)	37.5	(18.5)	(1.4)
Difference in scope of consolidation[1]	0.0	0.0	2.2	0.0	0.0	2.2
Less: derivative exposures and SFTs[2]	(0.1)	(0.1)	0.0	(52.5)	7.4	(45.2)
On-balance sheet exposures	(13.1)	(5.3)	(0.1)	(14.9)	(11.1)	(44.5)
Derivative exposures	0.7	0.3	0.0	2.8	(2.8)	1.0
Securities financing transactions	(1.0)	(0.4)	0.0	11.8	(4.3)	6.0
Off-balance sheet items	0.6	(0.6)		(0.1)	1.8	1.6
Items deducted from Swiss SRB tier 1 capital	0.1	0.0	0.0	(0.1)	0.2	0.3
Total	(12.8)	(6.0)	(0.1)	(0.6)	(16.2)	(35.6)

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs, all of which are in accordance with the regulatory scope of consolidation. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

Third quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Capital management                                                                             36

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Group Functions to the business divisions (the BDs). Average RWA and LRD are converted to common equity tier 1 (CET1) capital equivalents using capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any BD, the CET1 capital equivalent of RBC is used as a floor for that BD.

In addition to tangible equity, we allocate equity to the BDs to support goodwill and intangible assets.

We also allocate to the BDs attributed equity related to certain CET1 deduction items, such as compensation-related components and expected losses on the advanced internal ratings-based portfolio, less general provisions.

We attribute all remaining Basel III capital deduction items to Group Functions. These items include deferred tax assets (DTAs) recognized for tax loss carry-forwards, DTAs on temporary differences in excess of the threshold, accruals for shareholder returns and unrealized gains from cash flow hedges.

›    Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the equity attribution framework

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders

Average attributed equity
	For the quarter ended			Year-to-date
USD bn	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Global Wealth Management	20.0	20.0	19.0	19.9	18.6
Personal & Corporate Banking	9.2	9.3	9.2	9.3	9.1
Asset Management	1.7	1.7	1.9	1.7	2.1
Investment Bank	12.8	13.3	12.7	13.1	12.9
Group Functions	12.7	13.5	16.8	13.9	16.2
of which: deferred tax assets[1]	5.1	5.3	5.8	5.2	6.1
of which: related to retained RWA and LRD[2]	2.9	2.9	3.2	2.9	3.2
of which: accruals for shareholder returns and others[3]	4.8	5.4	7.8	5.7	6.9
Average equity attributed to business divisions and Group Functions	56.3	57.8	59.5	58.0	58.9

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold), as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 Includes attributed equity related to dividend accruals, unrealized gains from cash flow hedges, and a balancing item for capital held in excess of the 12.5%-capital and 3.75%-leverage-ratio calibration thresholds for equity attribution.

Return on attributed equity[1]
	For the quarter ended			Year-to-date
in %	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Global Wealth Management	29.1	23.2	31.9	26.2	30.2
Personal & Corporate Banking	19.3	17.8	20.8	18.4	19.9
Asset Management	33.2	221.3	46.3	98.1	45.2
Investment Bank	14.0	12.3	26.4	18.2	19.9
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

Third quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Capital management                                                                             37

Liquidity and funding management

Strategy, objectives and governance

This section provides liquidity and funding management information and should be read in conjunction with “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Liquidity coverage ratio

In the third quarter of 2022, the quarterly average liquidity coverage ratio (the LCR) of UBS Group increased 1.8 percentage points to 162.7%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The movement in the average LCR was driven by a reduction in net cash outflows of USD 7.3bn to USD 147.8bn, mainly due to lower outflows from customer deposits. This was largely offset by a decrease in high-quality liquid assets of USD 8.9bn to USD 240.4bn, mainly driven by debt maturities and decreases in customer deposits, partly offset by lower funding consumption from the business divisions.

›    Refer to our 30 September 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the LCR

Liquidity coverage ratio
USD bn, except where indicated	Average 3Q22[1]	Average 2Q22[1]
High-quality liquid assets	240.4	249.4
Net cash outflows	147.8	155.1
Liquidity coverage ratio (%)[2]	162.7	160.8

1 Calculated based on an average of 66 data points in the third quarter of 2022 and 64 data points in the second quarter of 2022.    2 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Net stable funding ratio

As of 30 September 2022, the net stable funding ratio (the NSFR) of UBS Group decreased 0.6 percentage points to 120.4%, remaining above the prudential requirement communicated by FINMA.

The movement in the NSFR was driven by USD 18.0bn lower available stable funding, predominantly due to decreases in customer deposits and debt maturities. Required stable funding decreased by USD 12.8bn, mainly driven by lower trading assets and loans to customers, partly offset by higher derivative and margin balances.

›     Refer to our 30 September 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the NSFR

Net stable funding ratio
USD bn, except where indicated	30.9.22	30.6.22
Available stable funding	533.9	551.9
Required stable funding	443.5	456.3
Net stable funding ratio (%)	120.4	120.9

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Balance sheet and off-balance sheet

Strategy, objectives and governance

This section provides balance sheet and off-balance sheet information and should be read in conjunction with “Balance sheet and off-balance sheet” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, which provides more information about the Group’s balance sheet and off-balance sheet positions.

Balances disclosed in this report represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Balance sheet assets (30 September 2022 vs 30 June 2022)

Total assets were broadly unchanged at USD 1,112bn as of 30 September 2022, as a decrease from currency effects of approximately USD 25bn was largely offset by other net movements.

Cash and balances at central banks decreased by USD 24bn, mainly driven by purchases of securities in our high-quality liquid asset (HQLA) portfolio, currency effects, net redemptions of short-term debt, and higher margin requirements, as well as lower customer deposits. Trading portfolio assets decreased by USD 15bn, primarily reflecting lower inventory levels held to hedge client positions in our Financing and Derivatives & Solutions businesses in the Investment Bank, as well as market-driven movements. Lending assets decreased by USD 13bn, predominantly reflecting currency effects of approximately USD 9bn. Non-financial assets and financial assets for unit-linked investment contracts decreased by USD 3bn, mainly reflecting market-driven decreases from unit-linked investment contracts in Asset Management and the completion of the sale of our domestic wealth management business in Spain and the sale of UBS Swiss Financial Advisers AG.

›    Refer to the “Recent developments” section of this report for more information

These decreases were partly offset by a USD 39bn increase in Derivatives and cash collateral receivables on derivative instruments, mainly in our Derivatives & Solutions and Financing businesses, primarily reflecting market-driven movements in foreign currency and interest rate contracts, amid volatility in exchange rates and interest rates. Other financial assets measured at amortized cost and fair value increased by USD 8bn, mainly driven by purchases of securities in our HQLA portfolio. Securities financing transactions at amortized cost increased by USD 4bn, predominantly reflecting higher collateral sourcing to hedge client positions in the Investment Bank, partly offset by roll-offs of excess cash reinvestment trades in Group Treasury. Brokerage receivables increased by USD 3bn, mainly in our Financing business.

›    Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of		% change from
USD bn	30.9.22	30.6.22	30.6.22
Cash and balances at central banks	166.4	190.4	(13)
Lending[1]	387.6	400.5	(3)
Securities financing transactions at amortized cost	66.9	63.3	6
Trading portfolio[2]	84.6	99.5	(15)
Derivatives and cash collateral receivables on derivative instruments	243.4	204.3	19
Brokerage receivables	22.5	19.3	17
Other financial assets measured at amortized cost and fair value[3]	90.9	83.1	9
Non-financial assets and financial assets for unit-linked investment contracts	49.5	52.9	(6)
Total assets	1,111.8	1,113.2	0

1 Consists of loans and advances to customers and banks.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

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Balance sheet liabilities (30 September 2022 vs 30 June 2022)

Total liabilities were broadly unchanged at USD 1,056bn as of 30 September 2022 as a decrease from currency effects of approximately USD 22bn was entirely offset by other net movements.

Customer deposits decreased by USD 16bn, mainly reflecting currency effects of approximately USD 12bn, as well as decreases in Global Wealth Management in the Americas, partly offset by increases in Asia Pacific. Short-term borrowings decreased by USD 8bn, mainly driven by net maturities of short-term debt in Group Treasury. Debt issued designated at fair value and long-term debt issued measured at amortized cost decreased by USD 8bn, mainly driven by currency effects and other market-driven movements, partly offset by net new issuances of debt issued designated at fair value. Non-financial liabilities and financial liabilities related to unit-linked investment contracts decreased by USD 3bn, driven by decreases in unit-linked investment contracts in line with the asset side and the completion of the aforementioned sale transactions.

These decreases were partly offset by a USD 39bn increase in Derivatives and cash collateral payables on derivative instruments, mainly in our Derivatives & Solutions and Financing businesses, primarily reflecting market-driven movements, in line with the asset side.

The “Liabilities by product and currency” table in this section provides more information about our funding sources.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about capital and senior debt instruments

›    Refer to the “Consolidated financial statements” section of this report for more information

Liabilities and equity
	As of		% change from
USD bn	30.9.22	30.6.22	30.6.22
Short-term borrowings[1]	38.7	46.7	(17)
Securities financing transactions at amortized cost	4.5	6.0	(24)
Customer deposits	496.2	512.2	(3)
Debt issued designated at fair value and long-term debt issued measured at amortized cost[2]	154.6	162.6	(5)
Trading portfolio[3]	30.7	30.4	1
Derivatives and cash collateral payables on derivative instruments	236.6	197.4	20
Brokerage payables	48.1	49.8	(3)
Other financial liabilities measured at amortized cost and fair value[4]	22.5	24.0	(6)
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	23.7	26.9	(12)
Total liabilities	1,055.7	1,056.0	0
Share capital	0.3	0.3	0
Share premium	13.4	13.2	1
Treasury shares	(5.6)	(4.4)	27
Retained earnings	48.8	46.6	5
Other comprehensive income[5]	(1.1)	1.2	(196)
Total equity attributable to shareholders	55.8	56.8	(2)
Equity attributable to non-controlling interests	0.3	0.3	(3)
Total equity	56.1	57.2	(2)
Total liabilities and equity	1,111.8	1,113.2	0

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Equity (30 September 2022 vs 30 June 2022)

Equity attributable to shareholders decreased by USD 1,089m to USD 55,756m as of 30 September 2022.

The decrease of USD 1,089m was mainly driven by net treasury share activity that reduced equity by USD 1,214m. This was predominantly due to repurchases of USD 1,024m of shares under our 2022 share repurchase program and USD 207m of shares purchased from the market to hedge future share delivery obligations related to employee share-based compensation awards.

Third quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet                                                        40

Total comprehensive income attributable to shareholders was negative USD 40m, reflecting net profit of USD 1,733m and negative other comprehensive income (OCI) of USD 1,773m. OCI mainly included negative cash flow hedge OCI of USD 1,664m, negative OCI related to foreign currency translation of USD 633m, positive OCI related to own credit on financial liabilities designated at fair value of USD 335m and positive defined benefit plan OCI of USD 177m.

›    Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information

›    Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital

›    Refer to the “Share information and earnings per share” section of this report for more information about our share repurchase programs

Liabilities by product and currency
	USD bn		As a percentage of total liabilities
	All currencies		All currencies		USD		CHF		EUR		Other
	30.9.22	30.6.22	30.9.22	30.6.22	30.9.22	30.6.22	30.9.22	30.6.22	30.9.22	30.6.22	30.9.22	30.6.22
Short-term borrowings	38.7	46.7	3.7	4.4	1.7	2.3	0.4	0.4	0.6	0.6	0.9	1.0
of which: amounts due to banks	13.9	15.2	1.3	1.4	0.4	0.5	0.4	0.4	0.1	0.1	0.4	0.4
of which: short-term debt issued[1]	24.8	31.5	2.4	3.0	1.4	1.8	0.0	0.0	0.5	0.5	0.5	0.6
Securities financing transactions at amortized cost	4.5	6.0	0.4	0.6	0.4	0.5	0.0	0.0	0.0	0.0	0.0	0.0
Customer deposits	496.2	512.2	47.0	48.5	21.3	22.5	16.8	17.0	4.8	4.8	4.1	4.2
of which: demand deposits	190.4	211.2	18.0	20.0	5.4	6.8	6.1	6.1	4.0	4.1	2.5	3.0
of which: retail savings / deposits[2]	215.8	234.3	20.4	22.2	9.4	11.0	10.5	10.7	0.5	0.5	0.0	0.0
of which: time deposits	90.0	66.7	8.5	6.3	6.4	4.7	0.2	0.2	0.3	0.2	1.6	1.2
Debt issued designated at fair value and long-term debt issued measured at amortized cost[3]	154.6	162.6	14.6	15.4	9.1	9.4	1.5	1.6	2.7	3.0	1.3	1.4
Trading portfolio[4]	30.7	30.4	2.9	2.9	1.3	1.1	0.1	0.1	0.7	0.7	0.9	0.9
Derivatives and cash collateral payables on derivative instruments	236.6	197.4	22.4	18.7	19.0	15.7	0.4	0.4	1.7	1.4	1.3	1.2
Brokerage payables	48.1	49.8	4.6	4.7	3.3	3.5	0.0	0.0	0.4	0.3	0.9	0.9
Other financial liabilities measured at amortized cost and fair value[5]	22.5	24.0	2.1	2.3	1.1	1.3	0.2	0.2	0.5	0.5	0.3	0.3
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	23.7	26.9	2.2	2.5	0.5	0.5	0.1	0.1	0.3	0.3	1.4	1.6
Total liabilities	1,055.7	1,056.0	100.0	100.0	57.7	56.8	19.5	19.9	11.7	11.7	11.1	11.5

1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Includes sweep deposit balances in the Americas which are generally not fully callable on demand.    3 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    4 Consists of financial liabilities at fair value held for trading.    5 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.

Off-balance sheet (30 September 2022 vs 30 June 2022)

Guarantees decreased by USD 2bn, mainly in Group Treasury, relating to guarantees issued to corporate clients. Loan commitments were broadly unchanged as of 30 September 2022 compared with 30 June 2022. Committed unconditionally revocable credit lines decreased by USD 2bn, driven by credit lines provided to clients in Global Wealth Management and in the Global Banking business in the Investment Bank, as well as by currency effects. Forward starting reverse repurchase agreements increased by USD 4bn and Forward starting repurchase agreements decreased by USD 1bn, both in Group Treasury, reflecting fluctuations in the levels of business division activity in short-dated securities financing transactions.

Off-balance sheet
	As of		% change from
USD bn	30.9.22	30.6.22	30.6.22
Guarantees[1,2]	19.1	20.9	(8)
Loan commitments[1,3]	37.5	37.7	(1)
Committed unconditionally revocable credit lines	37.5	39.8	(6)
Forward starting reverse repurchase agreements[3]	8.2	4.0	105
Forward starting repurchase agreements[3]	1.8	2.9	(36)

1 Guarantees and loan commitments are shown net of sub-participations.    2 Includes guarantees measured at fair value through profit or loss.    3 Derivative loan commitments, as well as forward starting repurchase and reverse repurchase agreements, measured at fair value through profit or loss are not included. Refer to “Note 9 Derivative instruments” in the “Consolidated financial statements” section of this report for more information.

Third quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet                                                        41

Share information and earnings per share

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a nominal value of CHF 0.10. Shares issued were unchanged in the third quarter of 2022 compared with the second quarter of 2022.

We held 342m shares as of 30 September 2022, of which 220m shares had been acquired under our 2021 and 2022 share repurchase programs for cancellation purposes. The remaining 122m shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans.

Treasury shares held increased by 75m shares in the third quarter of 2022. This mainly reflected repurchases of 64.9m shares (acquisition cost of CHF 998m, or USD 1,033m) under our 2022 share repurchase program and 12.5m shares purchased from the market to hedge future share delivery obligations related to employee share-based compensation awards.

From 1 January 2022 to 30 September 2022, we repurchased 245m shares for a total acquisition cost of CHF 4,090m (USD 4,303m) under the 2021 and 2022 share repurchase programs. We expect repurchases in aggregate in 2022 under our 2021 and 2022 share repurchase programs to be approximately USD 5.5bn.

›    Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more information about equity attributable to shareholders and tangible equity attributable to shareholders

	As of or for the quarter ended			As of or year-to-date
	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21

Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic EPS	1,733	2,108	2,279	5,977	6,109
Less: (profit) / loss on own equity derivative contracts	(1)	(5)	0	(4)	(2)
Net profit / (loss) attributable to shareholders for diluted EPS	1,732	2,103	2,279	5,973	6,108

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,217,212,461	3,304,598,259	3,463,572,205	3,300,688,319	3,501,490,976
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding[2]	132,630,871	128,725,327	141,509,280	136,632,556	143,658,122
Weighted average shares outstanding for diluted EPS	3,349,843,332	3,433,323,586	3,605,081,485	3,437,320,875	3,645,149,098

Earnings per share (USD)
Basic	0.54	0.64	0.66	1.81	1.74
Diluted	0.52	0.61	0.63	1.74	1.68

Shares outstanding and potentially dilutive instruments
Shares issued	3,524,635,722	3,524,635,722	3,702,422,995	3,524,635,722	3,702,422,995
Treasury shares[3]	342,282,123	267,270,042	256,853,565	342,282,123	256,853,565
of which: related to the 2021 share repurchase program	62,548,000	62,548,000	119,201,773	62,548,000	119,201,773
of which: related to the 2022 share repurchase program	157,608,950	92,749,500		157,608,950
Shares outstanding	3,182,353,599	3,257,365,680	3,445,569,430	3,182,353,599	3,445,569,430
Potentially dilutive instruments[4]	7,284,942	5,366,916	14,796,870	6,281,940	13,846,870

Other key figures
Total book value per share (USD)	17.52	17.45	17.48	17.52	17.48
Tangible book value per share (USD)	15.57	15.51	15.62	15.57	15.62
Share price (USD)[5]	14.67	16.11	16.09	14.67	16.09
Market capitalization (USD m)	46,674	52,475	55,423	46,674	55,423

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 The weighted average number of shares for notional employee awards with performance conditions reflects all potentially dilutive shares that are expected to vest under the terms of the awards.    3 Based on a settlement date view.    4 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for any of the periods presented. It mainly includes equity derivative contracts and equity-based awards subject to absolute and relative performance conditions.    5 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG				Security identification codes
Trading exchange	SIX / NYSE	Bloomberg	Reuters	ISIN	CH0244767585
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S	Valoren	24 476 758
New York Stock Exchange	UBS	UBS UN	UBS.N	CUSIP	CINS H42097 10 7

Third quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Share information and earnings per share                                                42

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

44	Income statement
45	Statement of comprehensive income
46	Balance sheet
47	Statement of changes in equity
48	Statement of cash flows

49	1 Basis of accounting
50	2 Segment reporting
51	3 Net interest income
51	4 Net fee and commission income
51	5 Personnel expenses
52	6 General and administrative expenses
52	7 Expected credit loss measurement
59	8 Fair value measurement
65	9 Derivative instruments
66	10 Other assets and liabilities
67	11 Debt issued designated at fair value
67	12 Debt issued measured at amortized cost
68	13 Interest rate benchmark reform
68	14 Provisions and contingent liabilities

UBS AG interim consolidated financial information (unaudited)

76	Comparison between UBS Group AG consolidated and UBS AG consolidated

Third quarter 2022 report | Consolidated financial statements                                                                                                                                         43

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			Year-to-date
USD m	Note	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	3,078	2,380	2,178	7,602	6,381
Interest expense from financial instruments measured at amortized cost	3	(1,758)	(1,070)	(822)	(3,610)	(2,491)
Net interest income from financial instruments measured at fair value through profit or loss	3	277	355	338	1,040	1,044
Net interest income	3	1,596	1,665	1,693	5,032	4,934
Other net income from financial instruments measured at fair value through profit or loss		1,796	1,619	1,697	5,641	4,485
Fee and commission income	4	4,957	5,224	6,119	16,018	18,330
Fee and commission expense	4	(476)	(450)	(510)	(1,410)	(1,472)
Net fee and commission income	4	4,481	4,774	5,610	14,608	16,858
Other income		363	859	115	1,254	412
Total revenues		8,236	8,917	9,115	26,534	26,689

Credit loss expense / (release)	7	(3)	7	(14)	22	(121)

Personnel expenses	5	4,216	4,422	4,598	13,559	14,170
General and administrative expenses	6	1,192	1,370	1,148	3,769	3,340
Depreciation, amortization and impairment of non-financial assets		508	503	518	1,517	1,544
Operating expenses		5,916	6,295	6,264	18,845	19,054
Operating profit / (loss) before tax		2,323	2,615	2,865	7,667	7,755
Tax expense / (benefit)		580	497	576	1,662	1,629
Net profit / (loss)		1,742	2,118	2,289	6,005	6,127
Net profit / (loss) attributable to non-controlling interests		9	10	9	28	18
Net profit / (loss) attributable to shareholders		1,733	2,108	2,279	5,977	6,109

Earnings per share (USD)
Basic		0.54	0.64	0.66	1.81	1.74
Diluted		0.52	0.61	0.63	1.74	1.68

Third quarter 2022 report | Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)                                     44

Statement of comprehensive income
	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21

Comprehensive income attributable to shareholders[1]
Net profit / (loss)	1,733	2,108	2,279	5,977	6,109
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(1,135)	(1,030)	(392)	(2,647)	(1,391)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	475	443	175	1,135	681
Foreign currency translation differences on foreign operations reclassified to the income statement	24	8	7	32	(2)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	(3)	(4)	0	(7)	7
Income tax relating to foreign currency translations, including the impact of net investment hedges	6	5	53	14	59
Subtotal foreign currency translation, net of tax	(633)	(577)	(156)	(1,473)	(646)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(3)	(3)	(44)	(445)	(154)
Net realized gains / (losses) reclassified to the income statement from equity	0	0	0	0	(9)
Reclassification of financial assets to Other financial assets measured at amortized cost[2]		449		449
Income tax relating to net unrealized gains / (losses)	0	(116)	11	(3)	42
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(3)	330	(33)	0	(121)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(2,053)	(1,298)	(112)	(5,816)	(742)
Net (gains) / losses reclassified to the income statement from equity	16	(149)	(282)	(370)	(804)
Income tax relating to cash flow hedges	373	276	77	1,168	292
Subtotal cash flow hedges, net of tax	(1,664)	(1,171)	(316)	(5,018)	(1,254)
Cost of hedging
Cost of hedging, before tax	17	21	5	114	(18)
Income tax relating to cost of hedging	(3)	0	0	(3)	0
Subtotal cost of hedging, net of tax	14	21	5	111	(18)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(2,286)	(1,396)	(500)	(6,380)	(2,037)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	136	122	10	299	(146)
Income tax relating to defined benefit plans	42	(7)	(9)	33	18
Subtotal defined benefit plans, net of tax	177	115	2	332	(128)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	452	296	(98)	1,171	(8)
Income tax relating to own credit on financial liabilities designated at fair value	(116)	(26)	0	(142)	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	335	271	(98)	1,029	(8)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	513	385	(96)	1,361	(136)

Total other comprehensive income	(1,773)	(1,011)	(596)	(5,018)	(2,174)
Total comprehensive income attributable to shareholders	(40)	1,097	1,683	959	3,935

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	9	10	9	28	18
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(17)	(28)	(14)	(27)	(12)
Total comprehensive income attributable to non-controlling interests	(8)	(17)	(5)	1	6

Total comprehensive income
Net profit / (loss)	1,742	2,118	2,289	6,005	6,127
Other comprehensive income	(1,791)	(1,039)	(610)	(5,045)	(2,186)
of which: other comprehensive income that may be reclassified to the income statement	(2,286)	(1,396)	(500)	(6,380)	(2,037)
of which: other comprehensive income that will not be reclassified to the income statement	496	357	(110)	1,334	(149)
Total comprehensive income	(48)	1,079	1,678	960	3,941

1 Refer to the “Group performance” section of this report for more information.    2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 1 for more information.

Third quarter 2022 report | Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)                                     45

Balance sheet
USD m	Note	30.9.22	30.6.22	31.12.21

Assets
Cash and balances at central banks		166,406	190,353	192,817
Loans and advances to banks		14,518	16,596	15,480
Receivables from securities financing transactions		66,926	63,291	75,012
Cash collateral receivables on derivative instruments	9	48,206	43,763	30,514
Loans and advances to customers	7	373,036	383,898	397,761
Other financial assets measured at amortized cost	10	47,019	37,528	26,209
Total financial assets measured at amortized cost		716,112	735,428	737,794
Financial assets at fair value held for trading	8	84,584	99,507	130,821
of which: assets pledged as collateral that may be sold or repledged by counterparties		26,810	33,830	43,397
Derivative financial instruments	8, 9	195,206	160,524	118,142
Brokerage receivables	8	22,510	19,289	21,839
Financial assets at fair value not held for trading	8	53,795	57,637	60,080
Total financial assets measured at fair value through profit or loss		356,096	336,957	330,882
Financial assets measured at fair value through other comprehensive income	8	2,243	2,251	8,844
Investments in associates		1,032	1,094	1,243
Property, equipment and software		11,829	12,049	12,888
Goodwill and intangible assets		6,210	6,312	6,378
Deferred tax assets		9,299	9,119	8,876
Other non-financial assets	10	8,932	9,984	10,277
Total assets		1,111,753	1,113,193	1,117,182

Liabilities
Amounts due to banks		13,870	15,202	13,101
Payables from securities financing transactions		4,540	5,956	5,533
Cash collateral payables on derivative instruments	9	44,321	40,468	31,798
Customer deposits		496,209	512,216	542,007
Debt issued measured at amortized cost	12	110,038	121,896	139,155
Other financial liabilities measured at amortized cost	10	9,397	9,930	9,001
Total financial liabilities measured at amortized cost		678,375	705,669	740,595
Financial liabilities at fair value held for trading	8	30,741	30,450	31,688
Derivative financial instruments	8, 9	192,297	156,888	121,309
Brokerage payables designated at fair value	8	48,093	49,798	44,045
Debt issued designated at fair value	8, 11	69,374	72,264	73,799
Other financial liabilities designated at fair value	8, 10	25,437	28,566	30,074
Total financial liabilities measured at fair value through profit or loss		365,943	337,966	300,916
Provisions	14	3,281	3,465	3,518
Other non-financial liabilities	10	8,068	8,910	11,151
Total liabilities		1,055,666	1,056,010	1,056,180

Equity
Share capital		304	304	322
Share premium		13,359	13,202	15,928
Treasury shares		(5,617)	(4,412)	(4,675)
Retained earnings		48,813	46,598	43,851
Other comprehensive income recognized directly in equity, net of tax		(1,103)	1,152	5,236
Equity attributable to shareholders		55,756	56,845	60,662
Equity attributable to non-controlling interests		330	339	340
Total equity		56,087	57,184	61,002
Total liabilities and equity		1,111,753	1,113,193	1,117,182

Third quarter 2022 report | Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)                                     46

Statement of changes in equity
USD m	Share capital and share premium	Treasury shares	Retained earnings	OCI recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: cash flow hedges	Total equity attributable to shareholders
Balance as of 1 January 2022[2]	16,250	(4,675)	43,851	5,236	4,653	628	60,662
Acquisition of treasury shares		(4,944)[3]					(4,944)
Delivery of treasury shares under share-based compensation plans	(761)	857					96
Other disposal of treasury shares	(2)	124[3]					123
Cancellation of treasury shares related to the 2021 share repurchase program[4]	(1,520)	3,022	(1,502)				0
Share-based compensation expensed in the income statement	544						544
Tax (expense) / benefit	12						12
Dividends	(834)[5]		(834)[5]				(1,668)
Equity classified as obligation to purchase own shares	(31)						(31)
Translation effects recognized directly in retained earnings			(44)	44		44	0
Share of changes in retained earnings of associates and joint ventures			0				0
New consolidations / (deconsolidations) and other increases / (decreases)	4		3	(3)			4
Total comprehensive income for the period			7,338	(6,380)	(1,473)	(5,018)	959
of which: net profit / (loss)			5,977				5,977
of which: OCI, net of tax			1,361	(6,380)	(1,473)	(5,018)	(5,018)
Balance as of 30 September 2022[2]	13,663	(5,617)	48,813	(1,103)	3,180	(4,346)	55,756
Non-controlling interests as of 30 September 2022							330
Total equity as of 30 September 2022							56,087

Balance as of 1 January 2021[2]	17,091	(4,068)	38,776	7,647	5,188	2,321	59,445
Acquisition of treasury shares		(2,663)[3]					(2,663)
Delivery of treasury shares under share-based compensation plans	(673)	768					96
Other disposal of treasury shares	5	72[3]					77
Cancellation of treasury shares related to the 2018–2021 share repurchase program	(252)	2,044	(1,792)				0
Share-based compensation expensed in the income statement	501						501
Tax (expense) / benefit	(56)						(56)
Dividends	(651)[5]		(651)[5]				(1,301)
Translation effects recognized directly in retained earnings			23	(23)		(23)	0
Share of changes in retained earnings of associates and joint ventures			1				1
New consolidations / (deconsolidations) and other increases / (decreases)	185						185
Total comprehensive income for the period			5,973	(2,037)	(646)	(1,254)	3,935
of which: net profit / (loss)			6,109				6,109
of which: OCI, net of tax			(136)	(2,037)	(646)	(1,254)	(2,174)
Balance as of 30 September 2021[2]	16,150	(3,847)	42,330	5,586	4,543	1,044	60,219
Non-controlling interests as of 30 September 2021							333
Total equity as of 30 September 2021							60,552

1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.    2 Excludes non-controlling interests.    3 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments. These acquisitions and disposals are reported based on the sum of the net monthly movements.    4 Reflects the cancellation of 177,787,273 shares purchased under UBS’s 2021 share repurchase program as approved by shareholders at the 2022 Annual General Meeting. Swiss tax law requires Switzerland-domiciled companies with shares listed on a Swiss stock exchange to reduce capital contribution reserves by at least 50% of the total capital reduction amount exceeding the nominal value upon cancellation of the shares.    5 Reflects the payment of an ordinary cash dividend of USD 0.50 per dividend-bearing share in April 2022 (2021: USD 0.37 per dividend-bearing share paid in April 2021). Swiss tax law requires Switzerland-domiciled companies with shares listed on a Swiss stock exchange to pay no more than 50% of dividends from capital contribution reserves, with the remainder required to be paid from retained earnings.

Third quarter 2022 report | Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)                                     47

Statement of cash flows
	Year-to-date
USD m	30.9.22	30.9.21

Cash flow from / (used in) operating activities
Net profit / (loss)	6,005	6,127
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial assets	1,517	1,544
Credit loss expense / (release)	22	(121)
Share of net (profit) / loss of associates and joint ventures and impairment related to associates	(31)	(72)
Deferred tax expense / (benefit)	563	429
Net loss / (gain) from investing activities	(889)	(322)
Net loss / (gain) from financing activities	(22,611)	(217)
Other net adjustments	14,766	5,407
Net change in operating assets and liabilities:
Loans and advances to banks and amounts due to banks	1,808	2,626
Securities financing transactions at amortized cost	5,347	(1,926)
Cash collateral on derivative instruments	(5,313)	(3,171)
Loans and advances to customers and customer deposits	(15,899)	(15,193)
Financial assets and liabilities at fair value held for trading and derivative financial instruments	22,996	(3,787)
Brokerage receivables and payables	3,243	10,715
Financial assets at fair value not held for trading and other financial assets and liabilities	4,448	18,106
Provisions and other non-financial assets and liabilities	313	1,909
Income taxes paid, net of refunds	(1,284)	(760)
Net cash flow from / (used in) operating activities	15,000	21,292

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	(1)
Disposal of subsidiaries, associates and intangible assets	1,682[1]	564
Purchase of property, equipment and software	(1,181)	(1,354)
Disposal of property, equipment and software	9	268
Purchase of financial assets measured at fair value through other comprehensive income	(3,958)	(3,118)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	3,234	2,798
Net (purchase) / redemption of debt securities measured at amortized cost	(8,228)	223
Net cash flow from / (used in) investing activities	(8,443)	(622)

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(16,249)	(7,717)
Net movements in treasury shares and own equity derivative activity	(4,745)	(2,511)
Distributions paid on UBS shares	(1,668)	(1,301)
Issuance of debt designated at fair value and long-term debt measured at amortized cost	68,389	80,801
Repayment of debt designated at fair value and long-term debt measured at amortized cost	(54,184)	(65,458)
Net cash flows from other financing activities	(481)	(145)
Net cash flow from / (used in) financing activities	(8,939)	3,668

Total cash flow
Cash and cash equivalents at the beginning of the period	207,875	173,531
Net cash flow from / (used in) operating, investing and financing activities	(2,382)	24,338
Effects of exchange rate differences on cash and cash equivalents	(15,788)	(6,896)
Cash and cash equivalents at the end of the period[2]	189,707	190,973

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	10,189	8,285
Interest paid in cash	5,028	3,901
Dividends on equity investments, investment funds and associates received in cash	1,556	1,969

1 Includes cash proceeds from the sales of: UBS’s shareholding in its Japanese real estate joint venture, Mitsubishi Corp.-UBS Realty Inc.; UBS’s wholly owned subsidiary UBS Swiss Financial Advisers AG; and UBS’s domestic wealth management business in Spain. Refer to the “Recent developments” section of this report for more information.     2 Consists of balances with an original maturity of three months or less. USD 3,855m and USD 3,823m (mainly reflected in Loans and advances to banks) were restricted as of 30 September 2022 and 30 September 2021, respectively. Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

Third quarter 2022 report | Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)                                     48

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1  Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS Group AG and its subsidiaries (together, “UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD). These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual financial statements for the period ended 31 December 2021, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements in the Annual Report 2021 and the “Management report” sections of this report, including the disclosures in the “Global Wealth Management” and “Asset Management” sections of this report regarding the sales of UBS’s domestic wealth management business in Spain and UBS Swiss Financial Advisers AG in the third quarter of 2022, as well as the sale of UBS’s shareholding in Mitsubishi Corp.-UBS Realty Inc. in the second quarter of 2022. In the opinion of management, all necessary adjustments have been made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Material accounting policies” in the “Consolidated financial statements” section of the Annual Report 2021.

Changes to the presentation of the financial statements

Effective from the second quarter of 2022, UBS has made several changes to simplify the presentation of the income statement alongside other primary financial statements and disclosure notes and to align them with management information. In particular, Total operating income has been renamed Total revenues and excludes Credit loss expense / (release), which is now separately presented below Total revenues.

Reclassification of a portfolio from Financial assets measured at fair value through other comprehensive income  to Other financial assets measured at amortized cost

Effective from 1 April 2022, UBS has reclassified a portfolio of financial assets from Financial assets measured at fair value through other comprehensive income (FVOCI) with a fair value of USD 6.9bn (the Portfolio) to Other financial assets measured at amortized cost in line with the principles in IFRS 9, Financial Instruments,  which require a reclassification when an entity changes its business model for managing financial assets.

The Portfolio’s cumulative fair value losses of USD 449m pre-tax and USD 333m post-tax, previously recognized in Other comprehensive income, have been removed from equity and adjusted against the value of the assets at the reclassification date, so that the Portfolio is measured as if the assets had always been classified at amortized cost, with a value as of 1 April 2022 of USD 7.4bn.

The reclassification had no effect on the income statement.

The reclassified Portfolio is made up of high-quality liquid assets, primarily US government treasuries and US government agency mortgage-backed securities, held and separately managed by UBS Bank USA (BUSA).

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  49

Note 1  Basis of accounting (continued)

The accounting reclassification has arisen as a direct result of the transformation of UBS’s Global Wealth Management Americas business that has significantly impacted BUSA. This includes initiatives approved by the Group Executive Board to significantly grow and extend the business, as disclosed on 1 February 2022 during UBS’s fourth quarter 2021 earnings presentation. BUSA’s deposit base has grown by more than 100% in the last two years, generating substantial cash balances, with a number of new products being launched, including new deposit types that are longer in duration, additional lending and a broader range of customer segments targeted.

Following the commencement of these activities and the announcement made in the first quarter of 2022, the Portfolio is no longer held in a business model to collect the contractual cash flows and sell the assets, but is instead solely held to collect the contractual cash flows until the assets mature, requiring a reclassification of the Portfolio in line with IFRS 9 with effect  from 1 April 2022.

The fair value of the Portfolio as of 30 September 2022 was USD 5.8bn (30 June 2022: USD 6.4bn). A pre-tax fair value loss of USD 515m would have been recognized in Other comprehensive income during the third quarter of 2022 (second quarter of 2022: USD 264m) if the Portfolio had not been reclassified.

Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.9.22	30.6.22	31.12.21	30.9.21	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
1 CHF	1.01	1.05	1.10	1.07	1.03	1.04	1.09	1.05	1.09
1 EUR	0.98	1.05	1.14	1.16	0.99	1.06	1.17	1.05	1.19
1 GBP	1.12	1.22	1.35	1.35	1.16	1.25	1.37	1.24	1.38
100 JPY	0.69	0.74	0.87	0.90	0.72	0.76	0.90	0.78	0.91

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Note 2  Segment reporting

USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the nine months ended 30 September 2022[1]
Net interest income	3,775	1,559	(12)	(2)	(288)	5,032
Non-interest income	10,592	1,613	2,478	7,036	(218)	21,502
Total revenues	14,367	3,172	2,466	7,034	(505)	26,534
Credit loss expense / (release)	(3)	42	0	(20)	3	22
Operating expenses	10,450	1,847	1,193	5,269	86	18,845
Operating profit / (loss) before tax	3,919	1,283	1,273	1,785	(594)	7,667
Tax expense / (benefit)						1,662
Net profit / (loss)						6,005

As of 30 September 2022[1]
Total assets	384,054	217,268	16,346	425,806	68,279	1,111,753

For the nine months ended 30 September 2021[1]
Net interest income	3,130	1,577	(11)	318	(81)	4,934
Non-interest income	11,467	1,609	1,907	6,917	(145)	21,754
Total revenues	14,598	3,187	1,896	7,235	(226)	26,689
Credit loss expense / (release)	(27)	(76)	0	(19)	0	(121)
Operating expenses	10,405	1,897	1,199	5,337	217	19,054
Operating profit / (loss) before tax	4,220	1,366	696	1,917	(443)	7,755
Tax expense / (benefit)						1,629
Net profit / (loss)						6,127

As of 31 December 2021[1]
Total assets[2]	395,235	225,370	25,639	346,431	124,507	1,117,182

1 Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2021 for more information about the Group’s reporting segments.    2 In the first quarter of 2022, UBS refined the methodology applied to allocate balance sheet resources from Group Functions to the business divisions, with prospective effect. If the new methodology had been applied as of 31 December 2021, balance sheet assets allocated to business divisions would have been USD 17bn higher, of which USD 14bn would have related to the Investment Bank.

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  50

Note 3   Net interest income

	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Interest income from loans and deposits[1]	2,520	1,886	1,645	6,066	4,841
Interest income from securities financing transactions[2]	415	209	132	742	393
Interest income from other financial instruments measured at amortized cost	148	118	71	338	213
Interest income from debt instruments measured at fair value through other comprehensive income	12	6	33	60	84
Interest income from derivative instruments designated as cash flow hedges	(17)	160	297	396	849
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3,078	2,380	2,178	7,602	6,381
Interest expense on loans and deposits[3]	698	262	128	1,099	401
Interest expense on securities financing transactions[4]	282	288	299	794	850
Interest expense on debt issued	756	498	370	1,649	1,163
Interest expense on lease liabilities	22	22	25	67	78
Total interest expense from financial instruments measured at amortized cost	1,758	1,070	822	3,610	2,491
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,319	1,310	1,356	3,992	3,890
Net interest income from financial instruments measured at fair value through profit or loss	277	355	338	1,040	1,044
Total net interest income	1,596	1,665	1,693	5,032	4,934

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.

Note 4   Net fee and commission income

	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Underwriting fees	175	111	348	458	1,128
M&A and corporate finance fees	152	220	315	608	883
Brokerage fees	779	869	1,016	2,726	3,411
Investment fund fees	1,173	1,233	1,428	3,794	4,269
Portfolio management and related services	2,178	2,298	2,517	6,938	7,227
Other	500	492	495	1,494	1,412
Total fee and commission income[1]	4,957	5,224	6,119	16,018	18,330
of which: recurring	3,453	3,593	3,952	10,905	11,395
of which: transaction-based	1,490	1,621	2,133	5,069	6,764
of which: performance-based	14	10	34	43	171
Fee and commission expense	476	450	510	1,410	1,472
Net fee and commission income	4,481	4,774	5,610	14,608	16,858

1 Reflects third-party fee and commission income for the third quarter of 2022 of USD 3,106m for Global Wealth Management (second quarter of 2022: USD 3,281m; third quarter of 2021: USD 3,663m), USD 398m for Personal & Corporate Banking (second quarter of 2022: USD 421m; third quarter of 2021: USD 429m), USD 682m for Asset Management (second quarter of 2022: USD 720m; third quarter of 2021: USD 815m), USD 769m for the Investment Bank (second quarter of 2022: USD 801m; third quarter of 2021: USD 1,209m) and USD 2m for Group Functions (second quarter of 2022: USD 1m; third quarter of 2021: USD 3m).

Note 5   Personnel expenses

	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Salaries and variable compensation	2,473	2,664	2,659	8,085	8,475
Financial advisor compensation[1]	1,093	1,122	1,239	3,436	3,592
Contractors	80	80	91	243	288
Social security	230	218	259	734	767
Post-employment benefit plans	177	199	205	625	644
Other personnel expenses	163	139	144	437	404
Total personnel expenses	4,216	4,422	4,598	13,559	14,170

1 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  51

Note 6   General and administrative expenses

	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Outsourcing costs	217	227	225	671	632
IT expenses	277	286	255	853	777
Consulting, legal and audit fees	141	144	124	413	354
Real estate and logistics costs	141	152	162	439	464
Market data services	104	101	102	311	309
Marketing and communication	64	61	53	165	148
Travel and entertainment	44	46	18	110	39
Litigation, regulatory and similar matters[1]	21	221	12	298	84
Other	185	133	197	510	534
Total general and administrative expenses	1,192	1,370	1,148	3,769	3,340
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 14b for more information.

Note 7   Expected credit loss measurement

a) Credit loss expense / release

Total net credit loss releases in the third quarter of 2022 were USD 3m, reflecting USD 4m net credit loss expenses related to stage 1 and 2 positions and USD 7m net credit loss releases primarily related to stage 3 positions in Personal & Corporate Banking.

Stage 1 and 2 net expenses of USD 4m included scenario-update-related expenses of USD 13m, mainly from the update of interest rate forecasts, partly offset by the net effect of changes to models and portfolio quality and size.

b) Changes to ECL models, scenarios, scenario weights and post-model adjustments

Scenarios and scenario weights

The expected credit loss (ECL) scenarios, along with their related macroeconomic factors and market data, were reviewed in light of the economic and political conditions prevailing in the third quarter of 2022 through a series of governance meetings, with input and feedback from UBS Risk and Finance experts across the business divisions and regions. UBS decided to apply the same scenarios and weights in the third quarter of 2022 as in the second quarter of 2022.

The baseline scenario assumptions on a calendar-year basis are included in the table on the next page. Such baseline information includes interest rate increases by central banks in September 2022, as well as other updated macro-economic data.

The global crisis scenario and the asset price inflation scenario were updated with current macroeconomic factors, but remain materially unchanged compared with the second quarter of 2022. Shocks in equity prices in the global crisis scenario have been made slightly less severe in the third quarter of 2022 than in the second quarter to reflect the decline seen in the first half of 2022.

As a response to inflationary developments and the war in Ukraine, in the first quarter of 2022 UBS replaced the mild global interest rate steepening scenario applied at year-end 2021 with the severe global interest rate steepening scenario. In the second quarter of 2022, a new severe Russia–Ukraine conflict scenario was developed. It has similar dynamics to the severe global interest rate steepening scenario, but includes a deepening energy crisis and disruptions in the delivery of Russian energy. These factors have resulted in surging commodity prices and accelerated inflation in major economies, compared with the severe global interest rate steepening scenario. Eurozone economic activity in particular is impacted in this scenario, due to the region’s reliance on its supply of energy from Russia. Equity price shocks in the severe Russia–Ukraine conflict scenario have been made slightly less severe in the third quarter of 2022 than in the second quarter, to reflect the decline seen in the first half of 2022.

Refer to the table on the next page for scenarios and weights applied.

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  52

Note 7   Expected credit loss measurement (continued)

Post-model adjustments

Total stage 1 and 2 allowances and provisions amounted to USD 507m as of 30 September 2022 and included post-model adjustments (PMA) of USD 151m (30 June 2022: USD 155m; 31 December 2021: USD 224m).

The PMA represent uncertainty and risk related to substantially heightened geopolitical tensions and the continued COVID-19 pandemic, which cannot be fully and reliably modeled, due to a lack of sufficiently supportable data.

The PMA were reduced during the second and first quarters of 2022 as the application of different and more adverse scenarios and scenario assumptions in UBS’s models addressed some of the uncertainties that had been reflected in the PMA in prior periods.

Comparison of shock factors

	Baseline
Key parameters	2021	2022	2023
Real GDP growth (annual percentage change)
US	5.5	1.7	0.6
Eurozone	5.1	2.9	0.8
Switzerland	3.1	2.1	0.6
Unemployment rate (%, annual average)
US	5.4	3.6	3.7
Eurozone	7.7	6.7	6.9
Switzerland	3.0	2.2	2.1
Fixed income: 10-year government bonds (%, Q4)
USD	1.5	3.8	3.7
EUR	(0.2)	2.2	2.2
CHF	(0.1)	1.3	1.4
Real estate (annual percentage change, Q4)
US	16.1	10.1	1.7
Eurozone	7.9	3.3	0.5
Switzerland	6.0	5.0	0.0

Economic scenarios and weights applied
	Assigned weights in %
ECL scenario	30.9.22	30.6.22	31.12.21
Upside	0.0	0.0	5.0
Baseline	55.0	55.0	55.0
Mild global interest rate steepening	–	–	10.0
Severe Russia–Ukraine conflict scenario	25.0	25.0	–
Global crisis	20.0	20.0	30.0

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  53

Note 7   Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The following tables provide information about financial instruments and certain non-financial instruments that are subject to ECL requirements. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Instead, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD m	30.9.22
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	166,406	166,350	56	0	(15)	0	(15)	0
Loans and advances to banks	14,518	14,457	61	0	(6)	(5)	(1)	0
Receivables from securities financing transactions	66,926	66,926	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	48,206	48,206	0	0	0	0	0	0
Loans and advances to customers	373,036	356,609	14,973	1,455	(760)	(124)	(170)	(466)
of which: Private clients with mortgages	148,347	140,274	7,430	643	(129)	(26)	(78)	(25)
of which: Real estate financing	42,647	38,981	3,658	8	(55)	(17)	(38)	0
of which: Large corporate clients	11,775	10,035	1,458	282	(119)	(20)	(18)	(81)
of which: SME clients	13,032	11,504	1,179	349	(241)	(24)	(22)	(195)
of which: Lombard	134,535	134,455	0	79	(34)	(8)	0	(26)
of which: Credit cards	1,737	1,352	358	27	(36)	(10)	(10)	(17)
of which: Commodity trade finance	3,383	3,368	0	15	(92)	(5)	0	(86)
Other financial assets measured at amortized cost	47,019	46,455	404	160	(92)	(18)	(7)	(67)
of which: Loans to financial advisors	2,505	2,191	187	128	(69)	(10)	(3)	(56)
Total financial assets measured at amortized cost	716,112	699,003	15,494	1,614	(874)	(148)	(192)	(533)
Financial assets measured at fair value through other comprehensive income	2,243	2,243	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	718,354	701,246	15,494	1,614	(874)	(148)	(192)	(533)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	20,835	19,652	1,054	128	(36)	(12)	(8)	(16)
of which: Large corporate clients	3,537	2,714	748	75	(12)	(2)	(3)	(7)
of which: SME clients	1,201	1,015	134	52	(7)	(1)	(1)	(5)
of which: Financial intermediaries and hedge funds	10,950	10,882	68	0	(11)	(8)	(4)	0
of which: Lombard	2,273	2,272	0	1	(1)	0	0	(1)
of which: Commodity trade finance	2,062	2,061	0	0	(1)	(1)	0	0
Irrevocable loan commitments	37,456	34,996	2,378	82	(102)	(60)	(42)	0
of which: Large corporate clients	22,121	20,283	1,779	58	(85)	(51)	(34)	0
Forward starting reverse repurchase and securities borrowing agreements	8,161	8,161	0	0	0	0	0	0
Committed unconditionally revocable credit lines	37,515	35,553	1,918	43	(42)	(30)	(12)	0
of which: Real estate financing	8,223	8,099	124	0	(5)	(5)	0	0
of which: Large corporate clients	3,889	3,448	436	5	(8)	(2)	(6)	0
of which: SME clients	4,446	4,111	306	29	(17)	(14)	(3)	0
of which: Lombard	6,884	6,879	0	5	0	0	0	0
of which: Credit cards	8,976	8,537	435	3	(6)	(4)	(2)	0
of which: Commodity trade finance	282	282	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,732	3,725	4	4	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	107,699	102,088	5,355	257	(182)	(104)	(62)	(16)
Total allowances and provisions					(1,056)	(252)	(254)	(549)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  54

Note 7   Expected credit loss measurement (continued)

USD m	30.6.22
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	190,353	190,296	57	0	(13)	0	(13)	0
Loans and advances to banks	16,596	16,479	117	0	(8)	(7)	(1)	0
Receivables from securities financing transactions	63,291	63,291	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	43,763	43,763	0	0	0	0	0	0
Loans and advances to customers	383,898	366,452	15,759	1,686	(793)	(128)	(163)	(501)
of which: Private clients with mortgages	150,884	142,050	8,064	770	(126)	(27)	(72)	(27)
of which: Real estate financing	43,291	39,358	3,925	7	(59)	(17)	(42)	0
of which: Large corporate clients	12,208	10,791	1,088	329	(141)	(27)	(17)	(98)
of which: SME clients	13,309	11,744	1,167	397	(249)	(22)	(22)	(205)
of which: Lombard	140,333	140,251	0	82	(37)	(7)	0	(29)
of which: Credit cards	1,760	1,384	349	27	(36)	(10)	(9)	(17)
of which: Commodity trade finance	3,699	3,686	0	12	(94)	(5)	0	(89)
Other financial assets measured at amortized cost[2]	37,528	36,977	391	160	(99)	(18)	(7)	(74)
of which: Loans to financial advisors	2,447	2,171	144	132	(78)	(11)	(2)	(64)
Total financial assets measured at amortized cost	735,428	717,257	16,325	1,846	(915)	(155)	(184)	(575)
Financial assets measured at fair value through other comprehensive income[2]	2,251	2,251	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	737,678	719,507	16,325	1,846	(915)	(155)	(184)	(575)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	22,556	21,381	1,028	146	(40)	(16)	(9)	(15)
of which: Large corporate clients	3,539	2,710	734	95	(10)	(3)	(3)	(4)
of which: SME clients	1,213	1,034	128	51	(9)	(1)	(1)	(7)
of which: Financial intermediaries and hedge funds	12,113	12,021	92	0	(16)	(11)	(5)	0
of which: Lombard	2,332	2,332	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,388	2,387	0	0	(1)	(1)	0	0
Irrevocable loan commitments	37,703	35,308	2,359	37	(113)	(67)	(46)	0
of which: Large corporate clients	22,649	21,001	1,642	6	(94)	(60)	(34)	0
Forward starting reverse repurchase and securities borrowing agreements	3,985	3,985	0	0	0	0	0	0
Committed unconditionally revocable credit lines	39,756	37,407	2,306	42	(37)	(27)	(10)	0
of which: Real estate financing	9,123	8,931	193	0	(5)	(5)	0	0
of which: Large corporate clients	4,354	3,662	687	5	(6)	(1)	(5)	0
of which: SME clients	4,660	4,240	392	29	(16)	(13)	(3)	0
of which: Lombard	7,697	7,693	0	4	0	0	0	0
of which: Credit cards	9,162	8,725	433	3	(6)	(4)	(2)	0
of which: Commodity trade finance	172	172	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	5,156	5,136	18	2	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	109,156	103,217	5,712	228	(192)	(112)	(66)	(15)
Total allowances and provisions					(1,107)	(267)	(250)	(590)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 1 for more information.

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  55

Note 7   Expected credit loss measurement (continued)

USD m	31.12.21
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	192,817	192,817	0	0	0	0	0	0
Loans and advances to banks	15,480	15,453	26	1	(8)	(7)	(1)	0
Receivables from securities financing transactions	75,012	75,012	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	30,514	30,514	0	0	0	0	0	0
Loans and advances to customers	397,761	380,564	15,620	1,577	(850)	(126)	(152)	(572)
of which: Private clients with mortgages	152,479	143,505	8,262	711	(132)	(28)	(71)	(33)
of which: Real estate financing	43,945	40,463	3,472	9	(60)	(19)	(40)	0
of which: Large corporate clients	13,990	12,643	1,037	310	(170)	(22)	(16)	(133)
of which: SME clients	14,004	12,076	1,492	436	(259)	(19)	(15)	(225)
of which: Lombard	149,283	149,255	0	27	(33)	(6)	0	(28)
of which: Credit cards	1,716	1,345	342	29	(36)	(10)	(9)	(17)
of which: Commodity trade finance	3,813	3,799	7	7	(114)	(6)	0	(108)
Other financial assets measured at amortized cost	26,209	25,718	302	189	(109)	(27)	(7)	(76)
of which: Loans to financial advisors	2,453	2,184	106	163	(86)	(19)	(3)	(63)
Total financial assets measured at amortized cost	737,794	720,079	15,948	1,767	(969)	(161)	(160)	(647)
Financial assets measured at fair value through other comprehensive income	8,844	8,844	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	746,638	728,923	15,948	1,767	(969)	(161)	(160)	(647)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	20,972	19,695	1,127	150	(41)	(18)	(8)	(15)
of which: Large corporate clients	3,464	2,567	793	104	(6)	(3)	(3)	0
of which: SME clients	1,353	1,143	164	46	(8)	(1)	(1)	(7)
of which: Financial intermediaries and hedge funds	9,575	9,491	84	0	(17)	(13)	(4)	0
of which: Lombard	2,454	2,454	0	0	(1)	0	0	(1)
of which: Commodity trade finance	3,137	3,137	0	0	(1)	(1)	0	0
Irrevocable loan commitments	39,478	37,097	2,335	46	(114)	(72)	(42)	0
of which: Large corporate clients	23,922	21,811	2,102	9	(100)	(66)	(34)	0
Forward starting reverse repurchase and securities borrowing agreements	1,444	1,444	0	0	0	0	0	0
Committed unconditionally revocable credit lines	40,778	38,207	2,508	63	(38)	(28)	(10)	0
of which: Real estate financing	7,328	7,046	281	0	(5)	(4)	(1)	0
of which: Large corporate clients	5,358	4,599	736	23	(7)	(4)	(3)	0
of which: SME clients	5,160	4,736	389	35	(15)	(11)	(3)	0
of which: Lombard	8,670	8,670	0	0	0	0	0	0
of which: Credit cards	9,466	9,000	462	4	(6)	(5)	(2)	0
of which: Commodity trade finance	117	117	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	5,611	5,527	36	48	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	108,284	101,971	6,006	307	(196)	(121)	(60)	(15)
Total allowances and provisions					(1,165)	(282)	(220)	(662)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  56

Note 7   Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for UBS’s core loan portfolios (i.e., Loans and advances to customers and  Loans to financial advisors) and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments and Financial assets measured at fair value through other comprehensive income are not included in the table below, due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by dividing ECL allowances and provisions by the gross carrying amount of the related exposures.

Coverage ratios for core loan portfolio	30.9.22
	Gross carrying amount (USD m)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	148,476	140,301	7,508	668	9	2	104	7	370
Real estate financing	42,702	38,998	3,695	8	13	4	102	13	429
Total real estate lending	191,178	179,299	11,203	676	10	2	104	8	370
Large corporate clients	11,893	10,055	1,476	363	100	20	123	33	2,234
SME clients	13,273	11,527	1,202	544	181	21	187	36	3,578
Total corporate lending	25,166	21,582	2,678	906	143	20	151	35	3,041
Lombard	134,569	134,463	0	106	3	1	0	1	2,495
Credit cards	1,774	1,362	367	44	205	74	263	114	3,783
Commodity trade finance	3,475	3,374	0	101	264	16	0	16	8,556
Other loans and advances to customers	17,635	16,653	895	88	31	9	42	10	4,112
Loans to financial advisors	2,573	2,201	190	183	266	45	148	53	3,040
Total other lending	160,026	158,052	1,451	522	18	3	112	4	4,239
Total[1]	376,370	358,933	15,333	2,104	22	4	113	8	2,480

	Gross exposure (USD m)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	5,456	5,253	201	1	4	3	17	4	410
Real estate financing	9,059	8,880	179	0	8	7	53	8	0
Total real estate lending	14,515	14,133	381	1	7	6	34	7	410
Large corporate clients	29,740	26,639	2,963	138	36	21	145	33	506
SME clients	6,708	6,097	503	108	48	28	204	42	432
Total corporate lending	36,449	32,736	3,466	246	38	22	154	35	474
Lombard	12,392	12,386	0	6	1	0	0	0	0
Credit cards	8,976	8,537	435	3	7	5	37	7	0
Commodity trade finance	2,343	2,343	0	0	3	3	0	3	0
Financial intermediaries and hedge funds	16,001	15,595	407	0	8	6	97	8	0
Other off-balance sheet commitments	8,861	8,196	666	0	15	10	30	12	0
Total other lending	48,574	47,057	1,508	9	7	5	50	6	0
Total[2]	99,538	93,927	5,355	257	18	11	116	17	607
Total on- and off-balance sheet[3]	475,908	452,859	20,687	2,361	21	5	114	10	2,276

1 Includes Loans and advances to customers of USD 373,797m and Loans to financial advisors of USD 2,573m, which are presented on the balance sheet line Other financial assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.    3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related ECL coverage ratio (bps)

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  57

Note 7   Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio	30.6.22
	Gross carrying amount (USD m)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	151,010	142,077	8,136	798	8	2	88	7	342
Real estate financing	43,350	39,375	3,967	8	14	4	106	14	505
Total real estate lending	194,360	181,452	12,103	805	10	2	94	8	344
Large corporate clients	12,349	10,818	1,105	427	114	25	153	37	2,286
SME clients	13,558	11,766	1,190	602	184	19	187	34	3,400
Total corporate lending	25,907	22,584	2,294	1,029	151	22	170	35	2,938
Lombard	140,370	140,259	0	111	3	1	0	1	2,641
Credit cards	1,796	1,394	359	43	201	72	263	111	3,805
Commodity trade finance	3,793	3,692	0	101	248	15	0	15	8,768
Other loans and advances to customers	18,466	17,201	1,167	98	28	8	7	8	3,796
Loans to financial advisors	2,525	2,182	147	196	307	50	163	57	3,278
Total other lending	166,949	164,728	1,672	549	18	3	76	4	4,293
Total[1]	387,216	368,763	16,069	2,383	22	4	103	8	2,373

	Gross exposure (USD m)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	6,860	6,658	199	3	4	3	9	3	786
Real estate financing	10,336	10,126	210	0	11	6	232	11	0
Total real estate lending	17,196	16,784	409	3	8	5	123	8	786
Large corporate clients	30,750	27,581	3,062	107	36	23	136	35	368
SME clients	7,301	6,603	589	109	45	23	178	36	649
Total corporate lending	38,051	34,184	3,651	216	37	23	143	35	510
Lombard	12,931	12,927	0	4	1	0	0	0	0
Credit cards	9,162	8,725	433	3	7	5	36	7	0
Commodity trade finance	2,615	2,615	0	0	4	4	0	4	0
Financial intermediaries and hedge funds	16,668	16,151	517	0	11	7	129	11	0
Other off-balance sheet commitments	8,548	7,845	701	2	11	8	5	8	0
Total other lending	49,924	48,264	1,651	9	7	5	52	7	0
Total[2]	105,171	99,232	5,712	228	18	11	115	17	644
Total on- and off-balance sheet[3]	492,387	467,995	21,781	2,611	22	5	106	10	2,222

1 Includes Loans and advances to customers of USD 384,691m and Loans to financial advisors of USD 2,525m, which are presented on the balance sheet line Other financial assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.    3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related ECL coverage ratio (bps)

Coverage ratios for core loan portfolio	31.12.21
	Gross carrying amount (USD m)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	152,610	143,533	8,333	744	9	2	85	6	446
Real estate financing	44,004	40,483	3,512	10	14	5	114	14	231
Total real estate lending	196,615	184,016	11,845	754	10	3	94	8	443
Large corporate clients	14,161	12,665	1,053	443	120	18	148	28	2,997
SME clients	14,263	12,095	1,507	661	182	16	103	25	3,402
Total corporate lending	28,424	24,760	2,560	1,104	151	17	121	26	3,240
Lombard	149,316	149,261	0	55	2	0	0	0	5,026
Credit cards	1,752	1,355	351	46	204	72	255	109	3,735
Commodity trade finance	3,927	3,805	7	115	290	15	3	15	9,388
Other loans and advances to customers	18,578	17,493	1,010	75	25	9	15	10	3,730
Loans to financial advisors	2,539	2,203	109	226	338	88	303	99	2,791
Total other lending	176,111	174,117	1,477	517	18	3	93	4	4,718
Total[1]	401,150	382,893	15,882	2,374	23	4	98	8	2,673

	Gross exposure (USD m)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	9,123	8,798	276	49	3	3	9	3	15
Real estate financing	8,766	8,481	285	0	9	7	88	9	0
Total real estate lending	17,889	17,278	562	49	6	5	49	6	15
Large corporate clients	32,748	28,981	3,630	136	34	25	110	35	1
SME clients	8,077	7,276	688	114	38	19	151	30	585
Total corporate lending	40,826	36,258	4,318	250	35	24	117	34	266
Lombard	14,438	14,438	0	0	1	0	0	0	0
Credit cards	9,466	9,000	462	4	7	5	34	7	0
Commodity trade finance	3,262	3,262	0	0	4	4	0	4	0
Financial intermediaries and hedge funds	12,153	11,784	369	0	15	12	120	15	0
Other off-balance sheet commitments	8,806	8,507	296	4	15	6	30	7	0
Total other lending	48,126	46,991	1,127	8	9	5	61	7	0
Total[2]	106,840	100,527	6,006	307	18	12	100	17	486
Total on- and off-balance sheet[3]	507,990	483,420	21,888	2,681	22	6	99	10	2,423

1 Includes Loans and advances to customers of USD 398,611m and Loans to financial advisors of USD 2,539m, which are presented on the balance sheet line Other financial assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.    3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related ECL coverage ratio (bps)

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  58

Note 8  Fair value measurement

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

During the first nine months of 2022, assets and liabilities that were transferred from Level 2 to Level 1, or from Level 1 to Level 2, and were held for the entire reporting period were not material.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.22				30.6.22				31.12.21
USD m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	71,450	11,867	1,267	84,584	85,270	12,314	1,923	99,507	113,697	14,825	2,299	130,821
of which: Equity instruments	59,111	938	114	60,163	70,284	982	85	71,351	97,958	1,090	149	99,197
of which: Government bills / bonds	6,580	1,235	9	7,824	8,633	1,409	9	10,052	7,135	1,351	10	8,496
of which: Investment fund units	5,067	1,231	68	6,365	5,728	1,040	18	6,786	7,843	1,364	21	9,229
of which: Corporate and municipal bonds	688	7,070	481	8,239	619	7,056	673	8,349	708	7,604	556	8,868
of which: Loans	0	1,073	472	1,545	0	1,553	1,010	2,563	0	3,099	1,443	4,542
of which: Asset-backed securities	4	320	123	447	5	274	128	407	53	317	120	489

Derivative financial instruments	2,120	191,419	1,667	195,206	1,185	157,586	1,753	160,524	522	116,479	1,140	118,142
of which: Foreign exchange	1,496	114,350	2	115,847	527	82,845	3	83,375	255	53,043	7	53,305
of which: Interest rate	0	40,826	488	41,314	0	37,930	351	38,281	0	32,747	494	33,241
of which: Equity / index	0	32,742	710	33,452	0	33,266	680	33,946	0	27,861	384	28,245
of which: Credit derivatives	0	1,351	391	1,743	0	1,446	640	2,087	0	1,179	236	1,414
of which: Commodities	0	1,975	73	2,048	0	1,936	76	2,013	0	1,590	16	1,606

Brokerage receivables	0	22,510	0	22,510	0	19,289	0	19,289	0	21,839	0	21,839

Financial assets at fair value not held for trading	17,385	32,529	3,881	53,795	20,844	32,623	4,171	57,637	27,278	28,622	4,180	60,080
of which: Financial assets for unit-linked investment contracts	12,166	0	7	12,173	14,341	0	8	14,348	21,110	187	6	21,303
of which: Corporate and municipal bonds	65	12,715	221	13,000	131	14,361	249	14,741	123	13,937	306	14,366
of which: Government bills / bonds	4,811	6,266	0	11,077	5,954	4,607	0	10,561	5,624	3,236	0	8,860
of which: Loans	0	3,338	654	3,992	0	3,301	976	4,277	0	4,982	892	5,874
of which: Securities financing transactions	0	9,686	114	9,799	0	9,881	108	9,989	0	5,704	100	5,804
of which: Auction rate securities	0	0	1,651	1,651	0	0	1,644	1,644	0	0	1,585	1,585
of which: Investment fund units	272	524	117	913	317	471	112	901	338	574	117	1,028
of which: Equity instruments	72	0	751	823	101	0	721	822	83	2	681	765

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	55	2,188	0	2,243	55	2,196	0	2,251	2,704	6,140	0	8,844
of which: Asset-backed securities[2]	0	0	0	0	0	0	0	0	0	4,849	0	4,849
of which: Government bills / bonds[2]	0	25	0	25	0	18	0	18	2,658	27	0	2,686
of which: Corporate and municipal bonds	55	2,162	0	2,217	55	2,178	0	2,233	45	1,265	0	1,310

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,133	0	0	4,133	4,377	0	0	4,377	5,258	0	0	5,258

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[3]	0	0	96	96	0	0	105	105	0	0	26	26
Total assets measured at fair value	95,143	260,513	6,911	362,567	111,730	224,008	7,951	343,689	149,459	187,905	7,645	345,010

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  59

Note 8  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	30.9.22				30.6.22				31.12.21
USD m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	25,449	5,199	93	30,741	24,393	5,932	125	30,450	25,413	6,170	105	31,688
of which: Equity instruments	16,695	366	69	17,130	16,323	440	89	16,852	18,328	513	83	18,924
of which: Corporate and municipal bonds	33	4,008	22	4,062	39	4,159	33	4,231	30	4,219	17	4,266
of which: Government bills / bonds	7,358	714	0	8,073	6,979	1,049	0	8,028	5,883	826	0	6,709
of which: Investment fund units	1,363	85	1	1,449	1,051	261	2	1,314	1,172	555	6	1,733

Derivative financial instruments	2,311	188,329	1,658	192,297	1,293	153,884	1,711	156,888	509	118,558	2,242	121,309
of which: Foreign exchange	1,615	112,929	25	114,569	486	81,982	26	82,494	258	53,800	21	54,078
of which: Interest rate	0	38,698	108	38,806	0	34,585	96	34,681	0	28,398	278	28,675
of which: Equity / index	0	33,078	1,150	34,228	0	33,561	1,076	34,638	0	33,438	1,511	34,949
of which: Credit derivatives	0	1,260	285	1,544	0	1,448	373	1,820	0	1,412	341	1,753
of which: Commodities	0	2,186	57	2,243	0	2,107	76	2,183	0	1,503	63	1,566

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	48,093	0	48,093	0	49,798	0	49,798	0	44,045	0	44,045

Debt issued designated at fair value	0	59,513	9,862	69,374	0	60,270	11,994	72,264	0	59,606	14,194	73,799

Other financial liabilities designated at fair value	0	24,738	699	25,437	0	27,684	881	28,566	0	29,258	816	30,074
of which: Financial liabilities related to unit-linked investment contracts	0	12,321	0	12,321	0	14,503	0	14,503	0	21,466	0	21,466
of which: Securities financing transactions	0	11,376	0	11,376	0	12,024	2	12,026	0	6,375	2	6,377
of which: Over-the-counter debt instruments	0	1,041	699	1,740	0	1,157	879	2,036	0	1,334	794	2,128
Total liabilities measured at fair value	27,760	325,872	12,311	365,943	25,686	297,569	14,711	337,966	25,922	257,637	17,357	300,916

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for any of the periods presented.    2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 1 for more information.    3 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when the pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended			Year-to-date
USD m	30.9.22	30.6.22	30.9.21	30.9.22	30.9.21
Reserve balance at the beginning of the period	451	425	405	418	269
Profit / (loss) deferred on new transactions	84	86	102	245	380
(Profit) / loss recognized in the income statement	(108)	(58)	(78)	(235)	(220)
Foreign currency translation	(1)	(1)	(1)	(2)	(1)
Reserve balance at the end of the period	426	451	429	426	429

The table below summarizes other valuation adjustment reserves recognized on the balance sheet.

Other valuation adjustment reserves on the balance sheet
	As of
Life-to-date gain / (loss), USD m	30.9.22	30.6.22	31.12.21
Own credit adjustments on financial liabilities designated at fair value	848	406	(315)
of which: debt issued designated at fair value	731	308	(347)
of which: other financial liabilities designated at fair value	117	98	32

Credit valuation adjustments[1]	(40)	(36)	(44)
Funding valuation adjustments	(50)	(8)	(49)
Debit valuation adjustments	6	5	2

Other valuation adjustments	(824)	(869)	(913)
of which: liquidity	(293)	(326)	(341)
of which: model uncertainty	(531)	(543)	(571)
1 Amount does not include reserves against defaulted counterparties.

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Note 8  Fair value measurement (continued)

c) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities, together with the valuation techniques used to measure fair value, as well as the inputs used in a given valuation technique that are considered significant as of 30 September 2022 and unobservable, and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by the Group.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.22			31.12.21
USD bn	30.9.22	31.12.21	30.9.22	31.12.21			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.7	0.9	0.0	0.0	Relative value to market comparable	Bond price equivalent	9	107	84	16	143	98	points
					Discounted expected cash flows	Discount margin	447	447		434	434		basis points
Traded loans, loans measured at fair value, loan commitments and guarantees	1.5	2.8	0.0	0.0	Relative value to market comparable	Loan price equivalent	20	100	97	0	101	99	points
					Discounted expected cash flows	Credit spread	200	350	287	175	800	436	basis points
					Market comparable and securitization model	Credit spread	125	1,343	301	28	1,544	241	basis points
Auction rate securities	1.7	1.6			Discounted expected cash flows	Credit spread	115	192	152	115	197	153	basis points
Investment fund units[3]	0.2	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.9	0.8	0.1	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[4]			9.9	14.2
Other financial liabilities designated at fair value			0.7	0.8	Discounted expected cash flows	Funding spread	25	175		24	175		basis points
Derivative financial instruments
Interest rate	0.5	0.5	0.1	0.3	Option model	Volatility of interest rates	74	153		65	81		basis points
Credit derivatives	0.4	0.2	0.3	0.3	Discounted expected cash flows	Credit spreads	10	410		1	583		basis points
						Bond price equivalent	3	232		2	136		points
Equity / index	0.7	0.4	1.2	1.5	Option model	Equity dividend yields	0	20		0	11%
						Volatility of equity stocks, equity and other indices	2	118		4	98%
						Equity-to-FX correlation	(29)	84		(29)	76%
						Equity-to-equity correlation	(25)	100		(25)	100%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to Other financial liabilities designated at fair value and Derivative financial instruments, as this would not be meaningful.    3 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.    4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

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Note 8  Fair value measurement (continued)

d) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Level 1 / 2 parameters and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions[1]
	30.9.22		30.6.22		31.12.21
USD m	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans measured at fair value, loan commitments and guarantees	22	(19)	25	(32)	19	(13)
Securities financing transactions	41	(43)	53	(55)	41	(53)
Auction rate securities	55[2]	(55)[2]	79	(79)	66	(66)
Asset-backed securities	31	(24)	25	(19)	20	(20)
Equity instruments	181	(161)	177	(152)	173	(146)
Interest rate derivatives, net	16[2]	(23)[2]	41	(54)	29	(19)
Credit derivatives, net	3	(5)	7	(6)	5	(8)
Foreign exchange derivatives, net	10	(5)	11	(7)	19	(11)
Equity / index derivatives, net	326	(314)	382	(374)	368	(335)
Other	36[2]	(80)[2]	71	(98)	50	(73)
Total	721	(728)	869	(877)	790	(744)

1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or securities financing instrument.    2 Includes refinements applied in estimating valuation uncertainty across various parameters.

e) Level 3 instruments: movements during the period

The table on the following page presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented in the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

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Note 8  Fair value measurement (continued)

Movements of Level 3 instruments
USD bn	Balance at the beginning of the period	Net gains / losses included in compre- hensive income[1]	of which: related to instruments held at the end of the period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance at the end of the period

For the nine months ended 30 September 2022[2]

Financial assets at fair value held for trading	2.3	(0.2)	(0.2)	0.3	(1.4)	0.3	0.0	0.3	(0.3)	(0.0)	1.3
of which: Investment fund units	0.0	0.0	0.0	0.0	(0.0)	0.0	0.0	0.1	(0.0)	(0.0)	0.1
of which: Corporate and municipal bonds	0.6	(0.0)	(0.0)	0.2	(0.2)	0.0	0.0	0.0	(0.0)	(0.0)	0.5
of which: Loans	1.4	(0.1)	(0.1)	0.0	(1.1)	0.3	0.0	0.0	(0.2)	(0.0)	0.5

Derivative financial instruments – assets	1.1	0.8	0.5	0.0	0.0	0.6	(0.7)	0.1	(0.1)	(0.1)	1.7
of which: Interest rate	0.5	0.2	0.2	0.0	0.0	0.0	(0.1)	0.1	(0.1)	(0.1)	0.5
of which: Equity / index	0.4	0.4	0.3	0.0	0.0	0.2	(0.3)	0.0	(0.0)	(0.0)	0.7
of which: Credit derivatives	0.2	0.1	(0.1)	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	0.4

Financial assets at fair value not held for trading	4.2	0.1	0.1	0.6	(0.8)	0.1	(0.0)	0.1	(0.3)	(0.1)	3.9
of which: Loans	0.9	(0.0)	(0.1)	0.4	(0.4)	0.1	0.0	0.0	(0.3)	(0.0)	0.7
of which: Auction rate securities	1.6	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.7
of which: Equity instruments	0.7	0.0	0.0	0.1	(0.1)	0.0	0.0	0.1	0.0	(0.0)	0.8

Derivative financial instruments – liabilities	2.2	(0.8)	(0.6)	0.0	0.0	1.3	(0.8)	0.1	(0.2)	(0.2)	1.7
of which: Interest rate	0.3	(0.2)	(0.1)	0.0	0.0	0.1	(0.0)	0.0	0.0	(0.1)	0.1
of which: Equity / index	1.5	(0.5)	(0.5)	0.0	0.0	1.0	(0.7)	0.0	(0.2)	(0.1)	1.2
of which: Credit derivatives	0.3	(0.1)	(0.1)	0.0	0.0	0.1	(0.0)	0.1	(0.0)	(0.0)	0.3

Debt issued designated at fair value	14.2	(2.7)	(2.3)	0.0	0.0	4.4	(3.0)	0.5	(3.0)	(0.5)	9.9

Other financial liabilities designated at fair value	0.8	0.0	0.0	0.0	0.0	0.2	(0.3)	0.0	(0.0)	(0.1)	0.7

For the nine months ended 30 September 2021

Financial assets at fair value held for trading	2.3	0.0	(0.0)	0.3	(1.0)	0.2	0.0	0.2	(0.2)	(0.0)	1.8
of which: Investment fund units	0.0	(0.0)	(0.0)	0.0	(0.0)	0.0	0.0	0.0	(0.0)	(0.0)	0.0
of which: Corporate and municipal bonds	0.8	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	(0.1)	(0.0)	0.8
of which: Loans	1.1	0.0	0.0	0.0	(0.6)	0.2	0.0	0.0	(0.2)	0.0	0.7

Derivative financial instruments – assets	1.8	(0.2)	(0.2)	0.0	0.0	0.5	(0.5)	0.1	(0.1)	(0.0)	1.4
of which: Interest rate	0.5	(0.1)	(0.1)	0.0	0.0	0.0	(0.1)	0.0	(0.0)	(0.0)	0.3
of which: Equity / index	0.9	0.0	0.0	0.0	0.0	0.3	(0.4)	0.0	(0.1)	(0.0)	0.7
of which: Credit derivatives	0.3	(0.1)	(0.1)	0.0	0.0	0.1	(0.0)	0.1	(0.0)	0.0	0.3

Financial assets at fair value not held for trading	3.9	0.1	0.1	0.8	(0.4)	0.0	0.0	0.1	(0.3)	(0.0)	4.3
of which: Loans	0.9	0.0	0.0	0.4	(0.2)	0.0	0.0	0.0	(0.3)	(0.0)	0.9
of which: Auction rate securities	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
of which: Equity instruments	0.5	0.1	0.1	0.1	(0.1)	0.0	0.0	0.0	(0.0)	(0.0)	0.6

Derivative financial instruments – liabilities	3.5	0.2	(0.0)	0.0	0.0	0.8	(1.6)	0.0	(0.3)	(0.0)	2.5
of which: Interest rate	0.5	(0.0)	(0.0)	0.0	0.0	0.1	(0.1)	0.0	(0.0)	(0.0)	0.5
of which: Equity / index	2.3	0.4	0.1	0.0	0.0	0.6	(1.4)	0.0	(0.2)	(0.0)	1.6
of which: Credit derivatives	0.5	(0.2)	(0.2)	0.0	0.0	0.1	(0.0)	0.0	(0.1)	(0.0)	0.3

Debt issued designated at fair value	11.0	0.2	0.2	0.0	0.0	8.6	(3.4)	0.2	(0.9)	(0.2)	15.5

Other financial liabilities designated at fair value	0.7	0.0	0.0	0.0	0.0	0.3	(0.3)	0.0	(0.0)	(0.0)	0.7

1 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from financial instruments measured at fair value through profit or loss in the Income statement, and also in Gains / (losses) from own credit on financial liabilities designated at fair value, before tax in the Statement of comprehensive income.    2 Total Level 3 assets as of 30 September 2022 were USD 6.9bn (31 December 2021: USD 7.6bn). Total Level 3 liabilities as of 30 September 2022 were USD 12.3bn (31 December 2021: USD 17.4bn).

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Note 8  Fair value measurement (continued)

f) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value. Valuation principles applied when determining fair value estimates for financial instruments not measured at fair value are consistent with those described in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021.

Financial instruments not measured at fair value
	30.9.22		30.6.22		31.12.21
USD bn	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	166.4	166.4	190.4	190.4	192.8	192.8
Loans and advances to banks	14.5	14.5	16.6	16.6	15.5	15.5
Receivables from securities financing transactions	66.9	66.9	63.3	63.3	75.0	75.0
Cash collateral receivables on derivative instruments	48.2	48.2	43.8	43.8	30.5	30.5
Loans and advances to customers	373.0	361.3	383.9	373.6	397.8	396.9
Other financial assets measured at amortized cost[1]	47.0	44.5	37.5	36.0	26.2	26.5
Liabilities
Amounts due to banks	13.9	13.9	15.2	15.2	13.1	13.1
Payables from securities financing transactions	4.5	4.5	6.0	6.0	5.5	5.5
Cash collateral payables on derivative instruments	44.3	44.3	40.5	40.5	31.8	31.8
Customer deposits	496.2	495.9	512.2	512.1	542.0	542.0
Debt issued measured at amortized cost	110.0	108.0	121.9	120.0	139.2	141.1
Other financial liabilities measured at amortized cost[2]	6.3	6.3	6.7	6.7	5.4	5.4

1 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 1 for more information.    2 Excludes lease liabilities.

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Note 9   Derivative instruments

a) Derivative instruments

As of 30.9.22, USD bn	Derivative financial assets	Notional values related to derivative financial assets[1]	Derivative financial liabilities	Notional values related to derivative financial liabilities[1]	Other notional values[2]
Derivative financial instruments
Interest rate	41.3	974	38.8	967	10,300
Credit derivatives	1.7	48	1.5	48	0
Foreign exchange	115.8	3,299	114.6	3,108	45
Equity / index	33.5	367	34.2	418	68
Commodities	2.0	73	2.2	65	17
Loan commitments measured at FVTPL	0.0	1	0.1	5
Unsettled purchases of non-derivative financial instruments[3]	0.4	28	0.5	22
Unsettled sales of non-derivative financial instruments[3]	0.4	28	0.4	18
Total derivative financial instruments, based on IFRS netting[4]	195.2	4,819	192.3	4,652	10,430
Further netting potential not recognized on the balance sheet[5]	(177.7)		(176.1)
of which: netting of recognized financial liabilities / assets	(142.8)		(142.8)
of which: netting with collateral received / pledged	(35.0)		(33.3)
Total derivative financial instruments, after consideration of further netting potential	17.5		16.2

As of 30.6.22, USD bn
Derivative financial instruments
Interest rate	38.3	1,083	34.7	1,049	9,799
Credit derivatives	2.1	48	1.8	47	0
Foreign exchange	83.4	3,252	82.5	3,092	33
Equity / index	33.9	388	34.6	457	69
Commodities	2.0	78	2.2	70	16
Loan commitments measured at FVTPL	0.0	1	0.0	7
Unsettled purchases of non-derivative financial instruments[3]	0.3	29	0.5	22
Unsettled sales of non-derivative financial instruments[3]	0.5	30	0.5	24
Total derivative financial instruments, based on IFRS netting[4]	160.5	4,910	156.9	4,769	9,916
Further netting potential not recognized on the balance sheet[5]	(146.5)		(141.0)
of which: netting of recognized financial liabilities / assets	(116.0)		(116.0)
of which: netting with collateral received / pledged	(30.5)		(24.9)
Total derivative financial instruments, after consideration of further netting potential	14.0		15.9

As of 31.12.21, USD bn
Derivative financial instruments
Interest rate	33.2	991	28.7	943	8,675
Credit derivatives	1.4	45	1.8	46	0
Foreign exchange	53.3	3,031	54.1	2,939	1
Equity / index	28.2	457	34.9	604	80
Commodities	1.6	58	1.6	56	15
Loan commitments measured at FVTPL	0.0	1	0.0	8
Unsettled purchases of non-derivative financial instruments[3]	0.1	13	0.2	11
Unsettled sales of non-derivative financial instruments[3]	0.2	18	0.1	9
Total derivative financial instruments, based on IFRS netting[4]	118.1	4,614	121.3	4,617	8,771
Further netting potential not recognized on the balance sheet[5]	(107.4)		(107.0)
of which: netting of recognized financial liabilities / assets	(88.9)		(88.9)
of which: netting with collateral received / pledged	(18.5)		(18.1)
Total derivative financial instruments, after consideration of further netting potential	10.7		14.3

1 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis. Notional amounts of client-cleared ETD and OTC transactions through central clearing counterparties are not disclosed, as they have a significantly different risk profile.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for any of the periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

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Note 9   Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD bn	Receivables 30.9.22	Payables 30.9.22	Receivables 30.6.22	Payables 30.6.22	Receivables 31.12.21	Payables 31.12.21
Cash collateral on derivative instruments, based on IFRS netting[1]	48.2	44.3	43.8	40.5	30.5	31.8
Further netting potential not recognized on the balance sheet[2]	(30.2)	(25.6)	(23.2)	(22.6)	(18.4)	(16.4)
of which: netting of recognized financial liabilities / assets	(28.2)	(23.6)	(20.4)	(19.9)	(15.2)	(13.1)
of which: netting with collateral received / pledged	(2.1)	(2.1)	(2.8)	(2.8)	(3.3)	(3.3)
Cash collateral on derivative instruments, after consideration of further netting potential	18.0	18.7	20.6	17.9	12.1	15.4

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

Note 10   Other assets and liabilities

a) Other financial assets measured at amortized cost

USD m	30.9.22	30.6.22	31.12.21
Debt securities[1]	39,259	29,812	18,858
Loans to financial advisors	2,505	2,447	2,453
Fee- and commission-related receivables	1,879	1,970	1,972
Finance lease receivables	1,271	1,283	1,356
Settlement and clearing accounts	611	501	455
Accrued interest income	851	681	520
Other	644	833	594
Total other financial assets measured at amortized cost	47,019	37,528	26,209

1 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 1 for more information.

b) Other non-financial assets

USD m	30.9.22	30.6.22	31.12.21
Precious metals and other physical commodities	4,133	4,377	5,258
Deposits and collateral provided in connection with litigation, regulatory and similar matters[1]	2,018	2,150	1,526
Prepaid expenses	1,069	1,037	1,108
VAT and other tax receivables	495	440	638
Properties and other non-current assets held for sale	321	340	32
Assets of disposal groups held for sale[2]		823	1,093
Other	897	817	621
Total other non-financial assets	8,932	9,984	10,277

1 Refer to Note 14 for more information.    2 In the third quarter of 2022, UBS completed the sale of its domestic wealth management business in Spain and the sale of UBS Swiss Financial Advisers AG. Refer to the “Recent developments” section of this report for more information.

c) Other financial liabilities measured at amortized cost

USD m	30.9.22	30.6.22	31.12.21
Other accrued expenses	1,785	1,711	1,876
Accrued interest expenses	1,142	1,195	1,094
Settlement and clearing accounts	1,543	1,882	1,304
Lease liabilities	3,116	3,252	3,558
Other	1,810	1,891	1,167
Total other financial liabilities measured at amortized cost	9,397	9,930	9,001

d) Other financial liabilities designated at fair value

USD m	30.9.22	30.6.22	31.12.21
Financial liabilities related to unit-linked investment contracts	12,321	14,503	21,466
Securities financing transactions	11,376	12,026	6,377
Over-the-counter debt instruments	1,740	2,036	2,128
Other			103
Total other financial liabilities designated at fair value	25,437	28,566	30,074

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Note 10   Other assets and liabilities (continued)

e) Other non-financial liabilities

USD m	30.9.22	30.6.22	31.12.21
Compensation-related liabilities	6,013	5,421	7,257
of which: net defined benefit liability	430	480	633
Deferred tax liabilities	297	207	300
Current tax liabilities	935	973	1,398
VAT and other tax payables	534	643	590
Deferred income	260	245	240
Liabilities of disposal groups held for sale[1]		1,351	1,298
Other	29	70	68
Total other non-financial liabilities	8,068	8,910	11,151

1 In the third quarter of 2022, UBS completed the sale of its domestic wealth management business in Spain and the sale of UBS Swiss Financial Advisers AG. Refer to the “Recent developments” section of this report for more information.

Note 11   Debt issued designated at fair value

USD m	30.9.22	30.6.22	31.12.21
Equity-linked[1]	37,785	39,629	47,059
Rates-linked	16,559	16,916	16,369
Credit-linked	2,330	2,147	1,723
Fixed-rate	5,887	5,411	2,868
Commodity-linked	4,350	4,640	2,911
Other	2,462	3,523	2,868
of which: debt that contributes to total loss-absorbing capacity	1,960	1,864	2,136
Total debt issued designated at fair value	69,374	72,264	73,799
1 Includes investment fund unit-linked instruments issued.

Note 12   Debt issued measured at amortized cost

USD m	30.9.22	30.6.22	31.12.21
Short-term debt[1]	24,849	31,525	43,098
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	40,466	41,469	38,984
Senior unsecured debt other than TLAC	20,275	21,421	27,590
Covered bonds			1,389
Subordinated debt	15,881	18,304	18,640
of which: high-trigger loss-absorbing additional tier 1 capital instruments	11,732	12,076	11,052
of which: low-trigger loss-absorbing additional tier 1 capital instruments	1,190	1,219	2,425
of which: low-trigger loss-absorbing tier 2 capital instruments	2,427	2,471	2,596
of which: non-Basel III-compliant tier 2 capital instruments	531	538	547
Debt issued through the Swiss central mortgage institutions	8,567	9,177	9,454
Long-term debt[2]	85,189	90,371	96,057
Total debt issued measured at amortized cost[3]	110,038	121,896	139,155

1 Debt with an original contractual maturity of less than one year, mainly consisting of certificates of deposit and commercial paper.    2 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for any of the periods presented.

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Note 13   Interest rate benchmark reform

During 2022, UBS has continued to manage the transition to alternative reference rates (ARRs). The transition of non-USD interbank offered rates (IBORs) is substantially complete, with efforts now focused on managing the transition of the remaining USD London Interbank Offered Rate (LIBOR) exposures.

On 15 March 2022, the US enacted federal legislation, the Adjustable Interest Rate (LIBOR) Act, which is substantially based on, and supersedes, the New York State LIBOR legislation. The Adjustable Interest Rate (LIBOR) Act provides a legislative solution for USD LIBOR legacy products governed by any US state law should such products fail to transition prior to the USD LIBOR cessation date of 30 June 2023.

In January 2022, UBS completed the transition of USD LIBOR-linked balances related to brokerage accounts. Substantially all US securities-based lending that was outstanding as of 31 December 2021 has been transitioned to the Secured Overnight Financing Rate (SOFR) and UBS continues to make good progress on the transition of the remaining USD LIBOR non-derivative assets and liabilities.

In August 2022, to facilitate the transition of derivatives linked to the USD LIBOR Swap Rate, UBS adhered to the June 2022 Benchmark Module of the ISDA 2021 Fallbacks Protocol on the USD LIBOR Swap Rate. The transition of USD LIBOR-cleared derivatives is planned to commence in the second quarter of 2023.

Note 14   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD m	30.9.22	30.6.22	31.12.21
Provisions other than provisions for expected credit losses	3,099	3,272	3,322
Provisions for expected credit losses[1]	182	192	196
Total provisions	3,281	3,465	3,518
1 Refer to Note 7c for more information.

The following table presents additional information for provisions other than provisions for expected credit losses.

USD m	Litigation, regulatory and similar matters[1]	Restructuring[2]	Other[3]	Total
Balance as of 31 December 2021	2,798	172	352	3,322
Balance as of 30 June 2022	2,799	142	331	3,272
Increase in provisions recognized in the income statement	25	31	10	65
Release of provisions recognized in the income statement	(4)	(6)	(5)	(16)
Provisions used in conformity with designated purpose	(52)	(53)	(11)	(116)
Foreign currency translation / unwind of discount	(90)	(5)	(13)	(107)
Balance as of 30 September 2022	2,678	109	313	3,099

1 Consists of provisions for losses resulting from legal, liability and compliance risks.    2 Consists of personnel-related restructuring provisions of USD 75m as of 30 September 2022 (30 June 2022: USD 102m; 31 December 2021: USD 125m) and provisions for onerous contracts of USD 34m as of 30 September 2022 (30 June 2022: USD 40m; 31 December 2021: USD 47m).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions relate to personnel-related provisions and onerous contracts. Personnel-related restructuring provisions are generally used within a short period of time. The level of personnel-related provisions can change when natural staff attrition reduces the number of people affected by a restructuring event, and therefore results in lower estimated costs. Onerous contracts for property are recognized when UBS is committed to pay for non‑lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

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Note 14   Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

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Note 14   Provisions and contingent liabilities (continued)

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD m	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2021	1,338	181	8	310	962	2,798
Balance as of 30 June 2022	1,289	168	8	387	946	2,799
Increase in provisions recognized in the income statement	22	0	0	3	0	25
Release of provisions recognized in the income statement	(4)	0	0	0	0	(4)
Provisions used in conformity with designated purpose	(44)	0	0	0	(8)	(52)
Foreign currency translation / unwind of discount	(68)	(10)	0	(11)	(1)	(90)
Balance as of 30 September 2022	1,195	158	8	378	937	2,678

1 Provisions, if any, for the matters described in items 3 and 4 of this Note are recorded in Global Wealth Management, and provisions, if any, for the matters described in item 2 are recorded in Group Functions. Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, provisions, if any, for the matters described in item 5 are allocated between the Investment Bank and Group Functions, and provisions, if any, for the matters described in item 7 are allocated between Global Wealth Management and the Investment Bank.

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France in relation to UBS’s cross-border business with French clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1bn.

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Note 14   Provisions and contingent liabilities (continued)

On 20 February 2019, the court of first instance returned a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and of laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial in the French Court of Appeal took place in March 2021. On 13 December 2021, the Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of EUR 3.75m, the confiscation of EUR 1bn, and awarded civil damages to the French state of EUR 800m. The court also found UBS (France) SA guilty of the aiding and abetting of unlawful solicitation and ordered it to pay a fine of EUR 1.875m. UBS AG has filed an appeal with the French Supreme Court to preserve its rights. The notice of appeal enables UBS AG to thoroughly assess the verdict of the Court of Appeal and to determine next steps in the best interest of its stakeholders. The fine and confiscation imposed by the Court of Appeal are suspended during the appeal. The civil damages award has been paid to the French state (EUR 99m of which was deducted from the bail), subject to the result of UBS’s appeal.

Our balance sheet at 30 September 2022 reflected provisions with respect to this matter in an amount of EUR 1.1bn (USD 1.1bn). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty and the provision reflects our best estimate of possible financial implications, although actual penalties and civil damages could exceed (or may be less than) the provision amount.

Our balance sheet at 30 September 2022 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 30 September 2022 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1bn, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

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Note 14   Provisions and contingent liabilities (continued)

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2bn. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125m of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority.

Since then, UBS clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans filed customer complaints and arbitration demands seeking aggregate damages of USD 3.4bn, of which USD 3.3bn have been resolved through settlements, arbitration or withdrawal of claims. Allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2021, the parties reached an agreement to settle this matter for USD 15m, subject to court approval.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3bn of bonds by the System in 2008 and sought damages of over USD 800m. In 2016, the court granted the System’s request to join the action as a plaintiff. In 2017, the court denied defendants’ motion to dismiss the complaint. In 2020, the court denied plaintiffs’ motion for summary judgment. In 2022, UBS filed a motion to dismiss in the bankruptcy proceeding.

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125m in fees in the relevant offerings.

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds in three separate cases. The actions collectively seek recovery of an aggregate of USD 955m in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters. Defendants’ motions to dismiss have been granted in all three cases; those decisions are being appealed by the plaintiffs.

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Note 14   Provisions and contingent liabilities (continued)

Our balance sheet at 30 September 2022 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with Swiss, US and United Kingdom regulators and the European Commission. UBS was granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141m and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint. In March 2022, the court denied plaintiffs’ motion for class certification.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS was granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

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Note 14   Provisions and contingent liabilities (continued)

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims, and again dismissed the antitrust claims in 2016 following an appeal. In December 2021, the Second Circuit affirmed the district court’s dismissal in part and reversed in part and remanded to the district court for further proceedings. The Second Circuit, among other things, held that there was personal jurisdiction over UBS and other foreign defendants based on allegations that at least one alleged co-conspirator undertook an overt act in the United States. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. In March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In March 2022, the Second Circuit dismissed the appeal because appellants, who had been substituted in to replace the original plaintiffs who had withdrawn, lacked standing to pursue the appeal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. Defendants moved to dismiss the complaint in September 2021. In September 2022, the court granted defendants’ motion to dismiss the complaint in its entirety, while allowing plaintiffs the opportunity to file an amended complaint. Plaintiffs filed an amended complaint in October 2022.

Other benchmark class actions in the US:

Yen LIBOR / Euroyen TIBOR – In 2014, 2015 and 2017, the court in one of the Yen LIBOR / Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including the plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. In October 2022, the appeals court affirmed the dismissal on multiple grounds. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint focused on Yen LIBOR. The court granted in part and denied in part defendants’ motion to dismiss the amended complaint in September 2021. In August 2022, the court granted UBS’s motion for reconsideration and dismissed the case against UBS.

CHF LIBOR – In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs appealed. In September 2021, the Second Circuit granted the parties’ joint motion to vacate the dismissal and remand the case for further proceedings.

EURIBOR – In 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed.

SIBOR / SOR – In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in July 2019. Plaintiffs appealed. In March 2021, the Second Circuit reversed the dismissal. Plaintiffs filed an amended complaint in October 2021, which defendants have moved to dismiss. In March 2022, plaintiffs reached a settlement in principle with the remaining defendants, including UBS. The court granted preliminary approval of the settlement in June 2022.

BBSW – In November 2018, the court dismissed the BBSW lawsuit as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs filed an amended complaint in April 2019, which UBS and other defendants moved to dismiss. In February 2020, the court granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings, which the court denied in May 2021. In February 2022, plaintiffs reached a settlement in principle with the remaining defendants, including UBS. The court granted preliminary approval of the settlement in May 2022.

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Note 14   Provisions and contingent liabilities (continued)

GBP LIBOR – The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint were granted in March 2021. Plaintiffs filed an amended complaint, which defendants moved to dismiss in June 2021. In March 2022, the court granted defendants’ motion to dismiss that complaint. Plaintiffs have appealed the dismissal. Similar class actions have been filed concerning European government bonds and other government bonds.

In May 2021, the European Commission issued a decision finding that UBS and six other banks breached European Union antitrust rules in 2007–2011 relating to European government bonds. The European Commission fined UBS EUR 172m. UBS is appealing the amount of the fine.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 30 September 2022 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and continues to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2022 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Communications recordkeeping

The SEC and CFTC conducted investigations of UBS and other financial institutions regarding compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels. UBS cooperated with the investigations, and, in September 2022, UBS agreed to pay civil monetary penalties of USD 125m to the SEC and USD 75m to the CFTC to resolve these matters.

Third quarter 2022 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                  75

UBS AG interim consolidated financial information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG third quarter 2022 report, which will be available as of 28 October 2022 under “Quarterly reporting” at ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

Assets, liabilities, revenues, operating expenses and tax expenses / (benefits) relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, revenues and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

Differences in net profit between UBS Group AG consolidated and UBS AG consolidated mainly arise as UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred. In addition, and to a lesser extent, differences arise as a result of certain compensation-related matters, including pensions.

The equity of UBS Group AG consolidated was USD 1.1bn higher than the equity of UBS AG consolidated as of 30 September 2022. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase programs and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

The going concern capital of UBS Group AG consolidated was USD 3.6bn higher than the going concern capital of UBS AG consolidated as of 30 September 2022, reflecting higher common equity tier 1 (CET1) capital of USD 2.6bn and going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.0bn.

The CET1 capital of UBS Group AG consolidated was USD 2.6bn higher than that of UBS AG consolidated as of 30 September 2022. The higher CET1 capital of UBS Group AG consolidated was primarily due to lower UBS Group AG accruals for dividends to shareholders and higher UBS Group AG consolidated IFRS equity of USD 1.1bn. The aforementioned factors were partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.0bn higher than that of UBS AG consolidated as of 30 September 2022, mainly reflecting Deferred Contingent Capital Plan awards granted at the Group level to eligible employees for the performance years 2017 to 2021, partly offset by four loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

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Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 30.9.22
USD m, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Total revenues	8,236	8,308	(73)
Credit loss expense / (release)	(3)	(3)	0
Operating expenses	5,916	6,152	(236)
Operating profit / (loss) before tax	2,323	2,159	164
of which: Global Wealth Management	1,453	1,434	18
of which: Personal & Corporate Banking	442	437	5
of which: Asset Management	140	139	1
of which: Investment Bank	447	436	11
of which: Group Functions	(158)	(287)	129
Net profit / (loss)	1,742	1,608	135
of which: net profit / (loss) attributable to shareholders	1,733	1,598	135
of which: net profit / (loss) attributable to non-controlling interests	9	9	0

Statement of comprehensive income
Other comprehensive income	(1,791)	(1,753)	(38)
of which: attributable to shareholders	(1,773)	(1,735)	(38)
of which: attributable to non-controlling interests	(17)	(17)	0
Total comprehensive income	(48)	(145)	97
of which: attributable to shareholders	(40)	(137)	97
of which: attributable to non-controlling interests	(8)	(8)	0

Balance sheet
Total assets	1,111,753	1,111,926	(172)
Total liabilities	1,055,666	1,056,985	(1,319)
Total equity	56,087	54,941	1,146
of which: equity attributable to shareholders	55,756	54,610	1,146
of which: equity attributable to non-controlling interests	330	330	0

Capital information
Common equity tier 1 capital	44,664	42,064	2,600
Going concern capital	59,359	55,733	3,626
Risk-weighted assets	310,615	308,571	2,044
Common equity tier 1 capital ratio (%)	14.4	13.6	0.7
Going concern capital ratio (%)	19.1	18.1	1.0
Total loss-absorbing capacity ratio (%)	33.7	32.8	1.0
Leverage ratio denominator	989,787	989,909	(122)
Common equity tier 1 leverage ratio (%)	4.51	4.25	0.26

Third quarter 2022 report | Consolidated financial statements | UBS AG interim consolidated financial information (unaudited)                                              77

As of or for the quarter ended 30.6.22			As of or for the quarter ended 31.12.21
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

8,917	9,036	(119)	8,705	8,819	(114)
7	7	0	(27)	(27)	0
6,295	6,577	(282)	7,003	7,227	(224)
2,615	2,452	163	1,729	1,619	109
1,157	1,130	27	563	541	22
413	409	4	365	362	3
959	959	0	334	328	6
410	388	22	713	710	3
(324)	(433)	110	(246)	(321)	75
2,118	1,974	144	1,359	1,266	93
2,108	1,964	144	1,348	1,255	93
10	10	0	11	11	0

(1,039)	(1,009)	(30)	(181)	(197)	16
(1,011)	(981)	(30)	(177)	(194)	16
(28)	(28)	0	(4)	(4)	0
1,079	965	114	1,178	1,069	109
1,097	982	114	1,171	1,062	109
(17)	(17)	0	7	7	0

1,113,193	1,112,474	719	1,117,182	1,116,145	1,037
1,056,010	1,057,390	(1,380)	1,056,180	1,057,702	(1,522)
57,184	55,085	2,099	61,002	58,442	2,559
56,845	54,746	2,099	60,662	58,102	2,559
339	339	0	340	340	0

44,798	42,317	2,481	45,281	41,594	3,687
59,907	56,359	3,548	60,488	55,434	5,054
315,685	313,448	2,238	302,209	299,005	3,204
14.2	13.5	0.7	15.0	13.9	1.1
19.0	18.0	1.0	20.0	18.5	1.5
33.7	32.8	0.9	34.7	33.3	1.3
1,025,422	1,024,811	612	1,068,862	1,067,679	1,183
4.37	4.13	0.24	4.24	3.90	0.34

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Significant regulated subsidiary and sub-group information

Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)		UBS Americas Holding LLC (consolidated)
All values in million, except where indicated	USD		CHF		EUR		USD
Financial and regulatory requirements	Swiss GAAP Swiss SRB rules		Swiss GAAP Swiss SRB rules		IFRS EU regulatory rules		US GAAP US Basel III rules
As of or for the quarter ended	30.9.22	30.6.22	30.9.22	30.6.22	30.9.22	30.6.22[1]	30.9.22	30.6.22

Financial information[2]
Income statement
Total operating income[3]	2,642	6,056	2,113	2,194	399	230	3,348	3,264
Total operating expenses	1,761	2,608	1,305	1,364	192	201	2,925	3,270
Operating profit / (loss) before tax	882	3,448	808	831	207	29	423	(6)
Net profit / (loss)	907	3,361	656	677	147	28	253	(139)
Balance sheet
Total assets	486,070	498,351	318,038	323,248	57,803	49,496	201,285	212,582
Total liabilities	430,416	443,604	303,298	309,164	54,234	46,045	175,640	186,829
Total equity	55,654	54,747	14,741	14,084	3,569	3,452	25,645	25,753

Capital[4]
Common equity tier 1 capital	53,480	54,146	12,520	12,718	2,438	2,427	12,588	12,454
Additional tier 1 capital	13,669	14,042	5,419	5,406	600	600	4,055	4,055
Total going concern capital / Tier 1 capital	67,149	68,188	17,939	18,124	3,038	3,027	16,643	16,509
Tier 2 capital	2,949	2,997					144	152
Total capital					3,038	3,027	16,786	16,661
Total gone concern loss-absorbing capacity	45,375	46,330	11,336	11,301	2,156[5]	2,146[5]	7,400[6]	7,400[6]
Total loss-absorbing capacity	112,524	114,518	29,275	29,425	5,194	5,173	24,043	23,908

Risk-weighted assets and leverage ratio denominator[4]
Risk-weighted assets	323,364	327,846	109,163	107,344	11,977	11,412	73,043	74,651
Leverage ratio denominator	553,215	569,794	334,765	340,969	51,727	47,364	191,695	198,332
Supplementary leverage ratio denominator							214,292	224,259

Capital and leverage ratios (%)[4]
Common equity tier 1 capital ratio	16.5	16.5	11.5	11.8	20.4	21.3	17.2	16.7
Going concern capital ratio / Tier 1 capital ratio	20.8	20.8	16.4	16.9	25.4	26.5	22.8	22.1
Total capital ratio					25.4	26.5	23.0	22.3
Total loss-absorbing capacity ratio			26.8	27.4	43.4	45.3	32.9	32.0
Tier 1 leverage ratio					5.9	6.4	8.7	8.3
Supplementary tier 1 leverage ratio							7.8	7.4
Going concern leverage ratio	12.1	12.0	5.4	5.3
Total loss-absorbing capacity leverage ratio			8.7	8.6	10.1	10.9	12.5	12.1
Gone concern capital coverage ratio	117.8	115.2

Liquidity coverage ratio[4]
High-quality liquid assets (bn)	105.8	104.6	89.0	93.7	20.1	19.1	30.3	34.1
Net cash outflows (bn)	55.8	55.4	63.1	66.2	12.2	11.6	21.6	24
Liquidity coverage ratio (%)[7,8]	190.2	189.3	141.2	141.4	166.2	165.8	140.3	144.4

Net stable funding ratio[4,9]
Total available stable funding (bn)	241.5	244.8	224.1	225.2	13.9	13.9
Total required stable funding (bn)	263.3	265.6	158.9	156.2	9.2	9.3
Net stable funding ratio (%)	91.7[10]	92.2	141.1[10]	144.1	151.1	148.3

Other
Joint and several liability between UBS AG and UBS Switzerland AG (bn)[11]			4	4

1 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the ECB).    2 The financial information disclosed does not represent financial statements under the respective GAAP / IFRS.    3 The total operating income includes credit loss expense / release.    4 Refer to the 30 September 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 Consists of positions that meet the conditions laid down in Art. 72a–b of the Capital Requirements Regulation (CRR) II with regard to contractual, structural or legal subordination.    6 Consists of eligible long-term debt that meets the conditions specified in 12 CFR 252.162 of the final TLAC rules. Total loss-absorbing capacity is the sum of tier 1 capital (excluding minority interest) and eligible long-term debt.    7 In the third quarter of 2022, the liquidity coverage ratio (the LCR) of UBS AG was 190.2%, remaining above the prudential requirements communicated by FINMA.    8 In the third quarter of 2022, the LCR of UBS Switzerland AG, which is a Swiss SRB, was 141.2%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.    9 For UBS Americas Holding LLC consolidated, the NSFR requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.    10 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.    11 Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

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UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

Following the completion of the annual Dodd–Frank Act Stress Test (DFAST) and the Comprehensive Capital Analysis and Review (CCAR), UBS Americas Holding LLC was assigned a stress capital buffer (an SCB) of 4.8% (previously 7.1%) under the SCB rule as of 1 October 2022, resulting in a total common equity tier 1 (CET1) capital requirement of 9.3%.

Standalone regulatory information for UBS AG and UBS Switzerland AG, as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC, is provided in the 30 September 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG third quarter 2022 report, which will be available as of 28 October 2022 under “Quarterly reporting” at ubs.com/investors.

UBS AG consolidated key figures
	As of or for the quarter ended				As of or year-to-date
USD m, except where indicated	30.9.22	30.6.22	31.12.21	30.9.21	30.9.22	30.9.21
Results
Total revenues	8,308	9,036	8,819	9,210	26,838	27,008
Credit loss expense / (release)	(3)	7	(27)	(14)	22	(121)
Operating expenses	6,152	6,577	7,227	6,512	19,644	19,785
Operating profit / (loss) before tax	2,159	2,452	1,619	2,712	7,171	7,345
Net profit / (loss) attributable to shareholders	1,598	1,964	1,255	2,154	5,566	5,777
Profitability and growth
Return on equity (%)	11.7	13.9	8.7	15.3	13.2	13.6
Return on tangible equity (%)	13.2	15.7	9.8	17.3	14.8	15.3
Return on common equity tier 1 capital (%)	15.2	18.7	12.1	21.1	17.7	19.5
Return on leverage ratio denominator, gross (%)	3.3	3.4	3.3	3.5	3.4	3.5
Cost / income ratio (%)	74.0	72.8	81.9	70.7	73.2	73.3
Net profit growth (%)	(25.8)	2.6	(19.7)	6.8	(3.6)	24.7
Resources
Total assets	1,111,926	1,112,474	1,116,145	1,088,246	1,111,926	1,088,246
Equity attributable to shareholders	54,610	54,746	58,102	57,085	54,610	57,085
Common equity tier 1 capital[1]	42,064	42,317	41,594	41,356	42,064	41,356
Risk-weighted assets[1]	308,571	313,448	299,005	299,612	308,571	299,612
Common equity tier 1 capital ratio (%)[1]	13.6	13.5	13.9	13.8	13.6	13.8
Going concern capital ratio (%)[1]	18.1	18.0	18.5	18.5	18.1	18.5
Total loss-absorbing capacity ratio (%)[1]	32.8	32.8	33.3	32.6	32.8	32.6
Leverage ratio denominator[1]	989,909	1,024,811	1,067,679	1,044,438	989,909	1,044,438
Common equity tier 1 leverage ratio (%)[1]	4.25	4.13	3.90	3.96	4.25	3.96
Other
Invested assets (USD bn)[2]	3,706	3,912	4,596	4,432	3,706	4,432
Personnel (full-time equivalents)	47,429	46,807	47,067	47,293	47,429	47,293

1 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    2 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2021 for more information.

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Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in alphabetical order in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Active Digital Banking clients in Corporate & Institutional Clients (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients, excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Active Digital Banking clients in Personal Banking (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in Personal Banking (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on via the mobile app at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Mobile Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Cost / income ratio (%)	Calculated as operating expenses divided by total revenues.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Fee and trading income for Corporate & Institutional Clients (USD and CHF) – Personal & Corporate Banking	Calculated as the total of recurring net fee and transaction-based income for Corporate & Institutional Clients.	This measure provides information about the amount of fee and trading income for Corporate & Institutional Clients.

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APM label	Calculation	Information content
Fee-generating assets (USD) – Global Wealth Management

Calculated as the sum of discretionary and nondiscretionary wealth management portfolios (mandate volume) and assets where generated revenues are predominantly of a recurring nature, i.e., mainly investment, mutual, hedge and private-market funds where we have a distribution agreement, including client commitments into closed-ended private-market funds from the date that recurring fees are charged. Assets related to our Global Financial Intermediaries business are excluded, as are assets of sanctioned clients.

This measure provides information about the volume of invested assets that create a revenue stream, whether as a result of the nature of the contractual relationship with clients or through the fee structure of the asset. An increase in the level of fee-generating assets results in an increase in the associated revenue stream. Assets of sanctioned clients are excluded from fee-generating assets.

Fee-generating asset margin (bps) – Global Wealth Management

Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period. For the US, fees have been billed on daily balances since the fourth quarter of 2020 and average fee-generating assets are calculated as the average of the monthly average balances. Prior to the fourth quarter of 2020, billing was based on prior quarter-end balances, and the average fee-generating assets were thus the prior quarter-end balance. For balances outside of the US, billing is based on prior month-end balances and average fee-generating assets are thus the average of the prior month-end balances.

This measure provides information about the revenues from fee-generating assets in relation to their average volume during the relevant mandate fee billing period.
Gross margin on invested assets (bps) – Asset Management	Calculated as total revenues (annualized as applicable) divided by average invested assets.	This measure provides information about the total revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – Global Wealth Management, Personal & Corporate Banking	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Invested assets (USD and CHF) – Global Wealth Management, Personal & Corporate Banking, Asset Management

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Investment products for Personal Banking (USD and CHF) – Personal & Corporate Banking	Calculated as the sum of investment funds (including UBS Vitainvest third-pillar pension funds), mandates and third-party life insurance operated in Personal Banking.	This measure provides information about the volume of investment funds (including UBS Vitainvest third-pillar pension funds), mandates and third-party life insurance operated in Personal Banking.
Net interest margin (bps) – Personal & Corporate Banking	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net new fee-generating assets (USD) – Global Wealth Management

Calculated as the sum of the net amount of fee-generating asset inflows and outflows, including dividend and interest inflows into mandates and outflows from mandate fees paid by clients during a specific period. Excluded from the calculation are the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

This measure provides information about the development of fee-generating assets during a specific period as a result of net flows, excluding movements due to market performance and foreign exchange translation, as well as the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

Net new fee-generating asset growth rate (%) – Global Wealth Management

Calculated as the sum of the net amount of fee-generating asset inflows and outflows recorded during a specific period (annualized as applicable) divided by total fee-generating assets at the beginning of the period.

This measure provides information about the growth of fee-generating assets during a specific period as a result of net new fee-generating asset flows.
Net new investment products for Personal Banking (USD and CHF) – Personal & Corporate Banking	Calculated as the sum of the net amount of inflows and outflows of investment products during a specific period.	This measure provides information about the development of investment products during a specific period as a result of net new investment product flows.

Third quarter 2022 report | Appendix                                                                                                                                                                           82

APM label	Calculation	Information content
Net new money (USD) – Global Wealth Management, Asset Management

Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period. Excluded from the calculation are the effects on invested assets of strategic decisions by UBS to exit markets or services. Net new money for Global Wealth Management is disclosed on an annual basis. Net new money is not measured for Personal & Corporate Banking.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees, as well as the effects on invested assets of strategic decisions by UBS to exit markets or services.

Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth since the comparison period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth since the comparison period.
Recurring net fee income (USD and CHF) – Global Wealth Management, Personal & Corporate Banking

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts.

This measure provides information about the amount of recurring net fee income.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized total revenues divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to the leverage ratio denominator.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Tangible book value per share (USD)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Total book value per share (USD)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Transaction-based income (USD and CHF) – Global Wealth Management, Personal & Corporate Banking

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income, together with other net income from financial instruments measured at fair value through profit or loss.

Third quarter 2022 report | Appendix                                                                                                                                                                           83

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CGU                cash-generating unit

CHF                 Swiss franc

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CUSIP              Committee on Uniform Security Identification Procedures

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ESR                  environmental and social risk

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 pound sterling

GCRG             Group Compliance, Regulatory & Governance

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GMD               Group Managing Director

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

ISIN                 International Securities Identification Number

Third quarter 2022 report | Appendix                                                                                                                                                                           84

Abbreviations frequently used in our financial reports (continued)

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

ORF                 operational risk framework

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBA                 role-based allowance

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

rTSR                relative total shareholder return

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 Special Administrative Region of the People’s

                        Republic of China

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing or

                        sustainable investments

SIBOR             Singapore Interbank Offered Rate

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SOR                 Singapore Swap Offer Rate

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TIBOR             Tokyo Interbank Offered Rate

TLAC               total loss-absorbing capacity

U

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Third quarter 2022 report | Appendix                                                                                                                                                                           85

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides a German translation of selected sections of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in a fully digital and .pdf format at ubs.com/investors, under “Financial information.” Printed copies of our Annual Report (in English) and our Compensation Report (in English and German), as well as a German translation of selected sections of our Annual Report, can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: results-related news releases; financial information, including results-related filings with the US Securities and Exchange Commission (the SEC); information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; our corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Recordings of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS News Alert” at ubs.com/global/en/investor-relations/contact/investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20‑F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the SEC. Principal among these filings is the annual report on Form 20‑F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20‑F is structured as a wraparound document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20‑F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

Third quarter 2022 report | Appendix                                                                                                                                                                           86

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Russia’s invasion of Ukraine has led to heightened volatility across global markets, to the coordinated implementation of sanctions on Russia and Belarus, Russian and Belarusian entities and nationals, and to heightened political tensions across the globe. In addition, the war has caused significant population displacement, and if the conflict continues, the scale of disruption will increase and may come to include wide-scale shortages of vital commodities, including causing energy shortages and food insecurity. The speed of implementation and extent of sanctions, as well as the uncertainty as to how the situation will develop, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) increased interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, the effects of economic conditions, including increasing inflationary pressures, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity, including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS’s policies and practices; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Third quarter 2022 report | Appendix                                                                                                                                                                           87

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Ralph Hamers _______________

Name:  Ralph Hamers

Title:    Group Chief Executive Officer

By: _/s/ Sarah Youngwood_____________

Name:  Sarah Youngwood

Title:    Group Chief Financial Officer

By: _/s/ Christopher Castello  ___________

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By:     /s/ Ralph Hamers ________________

Name:  Ralph Hamers

Title:    President of the Executive Board

By:     /s/ Sarah Youngwood_____________

Name:  Sarah Youngwood

Title:    Chief Financial Officer

By:     /s/ Christopher Castello             _____

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

Date:  October 25, 2022